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Follow-Up Materials

06013368

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Countrywide PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34927 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/12/06

Countrywide

Report and Accounts

Countrywide plc
Contents

Highlights

	2005	2004	Change
Continuing operations			
Operating profits – pre exceptional items	**£31.9m**	£52.6m	–39%
Operating profits	**£31.4m**	£41.3m	–24%
Profit before tax	**£31.7m**	£40.0m	–21%
Earnings per share	**15.45p**	16.45p	–6%
Interim dividend per share	**1.00p**	4.50p	–78%
Final dividend per share	**3.00p**	4.50p	–33%
House sales exchanged	**85,106**	80,650	6%
Life policies arranged	**33,814**	32,229	5%
Mortgages arranged	**48,432**	48,769	–1%
Valuations and survey instructions	**639,028**	572,371	12%
Total conveyances completed and panelled	**53,367**	33,515	59%

Financial calendar

14 March 2006	Results announced for the year to 31 December 2005
22 March 2006	Ex dividend date
24 March 2006	Dividend record date
11 May 2006	Annual General Meeting
22 May 2006	Dividend payment date
17 August 2006	Interim results announced for the six months to 30 June 2006

Forward-looking statements

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of Countrywide plc. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of Countrywide plc including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates, inflation, deflation, the impact of competition, changes in customer preferences, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which Countrywide plc and its affiliates operate. As a result, Countrywide plc's actual future condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward-looking statements.

Countrywide plc

Form of Proxy

For use at the Annual General Meeting of the Company to be held at 9.00 a.m. on 11 May 2006 at the offices of Panmure Gordon, Moorgate Hall, 155 Moorgate, London EC2M 6XB.

PLEASE COMPLETE IN BLOCK CAPITALS

I/We ....

of ....

....

being (a) member(s) of the above Company, hereby appoint the Chairman of the Meeting or (see Note 5)

....

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 11 May 2006 and at any adjournment thereof.

I/We direct my/our proxy to vote on the Resolutions set out in the notices convening the General Meeting as follows:

		For	Against	Abstain
Ordinary Resolution 1	To receive and adopt the Report and Accounts.			
Ordinary Resolution 2	To declare a final dividend.			
Ordinary Resolution 3	To approve the Directors' Remuneration Report set out in the Annual Report.			
Ordinary Resolution 4	To re-elect Mr H D Hill.			
Ordinary Resolution 5	To re-elect Mr A J Brown.			
Ordinary Resolution 6	To re-appoint auditors and fix remuneration.			
Ordinary Resolution 7	To authorise the allotment of relevant securities.			
Special Resolution 8	To empower the allotment of equity securities without pre-exemption rights applying.			
Special Resolution 9	To authorise the purchase of own shares.			
Ordinary Resolution 10	To approve the proposed amendments to the Rules of the Countrywide Sharesave Plan.			
Ordinary Resolution 11	To approve the proposed amendments to the Rules of the Countrywide Approved Share Option Plan			
Ordinary Resolution 12	To approve the proposed amendments to the Rules of the Countrywide Unapproved Share Option Plan			
Ordinary Resolution 13	To approve the proposed amendments to the Rules of the Savings Related Share Option Scheme (1996).			
Ordinary Resolution 14	To approve the proposed amendments to the Executive Share Option Scheme (1996)			
Ordinary Resolution 15	To approve and adopt The Countrywide 2006 Performance Share Plan.			

Signature: .... Date: ....

NOTES

1. Please indicate with an × in the spaces provided how you wish your votes to be cast. If you do not indicate how your votes are to be cast the proxy will vote as he thinks fit or abstain, as he will do in respect of any other matter (including amendments to resolutions) which may properly come before the meeting.
2. In the case of a corporation, this form of proxy must be under the common seal or under the hand of an officer or duly authorised attorney. In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other registered holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members.
3. To be effective this form of proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified or office copy of such power or authority, must be deposited at the office of the Company's Registrars, not less than 48 hours before the time of the Meeting.
4. Any alterations made to this form of proxy should be initialled.
5. If you wish to appoint a proxy other than as above please delete the reference to the Chairman and insert the name of your proxy, or proxies, who need not be members of the Company, in the space provided. A proxy must attend the Meeting in person to represent you. Your appointment of a proxy will not preclude you from attending and voting at the Meeting.

Chairman's statement

The results for Countrywide plc are reported under International Financial Reporting Standards (IFRS), as adopted by the European Union, for both 2005 and 2004.

The results for 2005 incorporate the first full year of trading from the acquisitions made in the second half of 2004.

I am pleased to report that, for most of our businesses, trading in the second half of 2005 represented a considerable improvement over the first six months. All divisions benefited from increased turnover, and in the case of our estate agency business, a significant turnaround in profitability.

As a result, the operating profit before exceptional items for the six months to December increased to £29.9 million from £2.0 million in the first half, bringing the total for the year to £31.9 million.

It is difficult to provide meaningful comparison with the 2004 results. Results in that year included six months' profits from our Life Company prior to its demerger; the expenses of demerger and the return of capital; and the losses made in the final quarter by the businesses we acquired in October 2004 from Bradford & Bingley Group (BBG). Such is the progress we have made in integrating these businesses into the group that it is no longer possible to separately identify their results.

The conveyancing division suffered write-offs of £5.5 million associated with the decision to abandon the computer system as we announced in September 2005.

In February 2006, we finally received judgement in the High Court action referred to in our Interim Statement last year. Unfortunately the judgement was unfavourable. Although, on the basis of legal advice, we intend to appeal, pending a successful outcome to such an appeal we have provided a further £1.3 million in respect of this claim. Offsetting these costs were profits on disposal of freehold property of £5.0 million whilst the disposal of part of our holding in TMG Holdings generated a profit of £2.6 million over its carrying value.

Cash flow also markedly improved in the second half. The very strong operating cash flow of £63.0 million achieved in the second half meant that by the year end, we had net cash of £2.0 million, compared to last year's net-borrowings of £55.9 million. As outlined in the Interim Statement, we have undertaken a limited share buy-back programme of £6.3 million, substantially in lieu of the interim dividend. We bought back 1.69 million shares to be held in treasury at an average price of £3.735 per share.

Our results are largely unaffected by the change to reporting under IFRS. The details of the adjustments to last year's comparatives are given in note 33 on pages 69 to 73.

The profit after tax of £27.2 million for the year (2004: £27.5 million) has resulted in earnings per share of 15.45p (2004: 16.45p). The earnings per share has benefited from the low tax charge in the year. The effective tax rate for 2005 was 14.1% (2004: 35.4%). This is primarily due to capital gains of £7.6 million being sheltered by unprovided losses and the establishment of a deferred tax asset for overseas losses of £1.9 million. Adjusting for these items brings the effective tax rate to 26.6%.

Dividend

We continue to have a meaningful percentage of our shares held by funds domiciled in locations unable to receive dividends without suffering withholding tax. Accordingly, we propose to pay a final dividend of 3.00p per share, but also allocate £5.0 million to a further share buy back programme, the cost of this proposal being equivalent to a further 2.82p per share.

Developments

Although cash constraints were very tight for much of the year, we have continued to invest for the future, despite the fact that much of our investment is revenue in nature. John D Wood, which operates in the upper end of the market in London and the country, had an excellent year, assisted by an encouraging contribution from its branch in South Kensington, which only opened its doors in March 2005.

We have restructured our new homes businesses across the group around the successful former Bradford & Bingley Estate Agency new homes operation. Developers are able to take advantage of our multi-brand and branch proposition, whilst having the convenience and reassurance of dealing with one dedicated new homes team.

Our newly established emergency relocation business, branded A3, which works to assist victims of insured catastrophes, has grown rapidly since launch and, in December, assisted some of those made homeless by the fire at the Buncefield fuel depot near Hemel Hempstead.

Countrywide Surveyors' "Enterprise" computer system has now been rolled out to 68 offices and by the end of the year was being used by 374 surveyors. Although there have been the inevitable teething problems emerging as the user base increases, these have now been overcome, and we anticipate that the roll-out to the remainder of the original Countrywide Surveyors'

Chairman's statement *(continued)*

team will be completed by the early Autumn.

Since we decided to abandon the conveyancing software which we had been developing for some time, the project to install a considerably enhanced version of our existing legacy system has made good progress. The technical infrastructure required to run the new software has been successfully installed and tested, allowing a phased rollout of the new software to commence in mid-February. This new system will be upgraded in a series of phased developments during 2006 designed to increase capacity and reduce unit costs.

The Government has announced that the start date for the introduction of Home Information Packs (HIPs) is to be 1 June 2007. We are working with Government and the various representative bodies to iron out some of the remaining uncertainties, particularly in the detailed requirements, for example as regards the Home Inspector accreditation regime. We strongly support this initiative and accordingly are throwing our resources behind it as we believe it will prove of benefit to our vendor and purchaser clients.

Rightmove plans to enter the market as a supplier of HIPs to its estate agency clients, for onward sale to vendors, through the electronic consolidation of the information which will be required by law to be included in a HIP. We have entered into a distribution agreement with Rightmove whereby our estate agency division will sell Rightmove HIPs to our clients. We have also reached agreement with Rightmove for Countrywide Surveyors and Securemove to supply surveying services for the preparation of Home Condition Reports which will be required to be included in HIPs. We also anticipate that TMG Holdings will supply those electronic Land Registry and Local Authority searches needed in the HIPs prepared by Rightmove for its customers.

On 22 February 2006, Rightmove issued a Price Range Prospectus in which it was stated that Countrywide Estate Agents together with the other founding shareholders would be selling some of the shares it holds in Rightmove. It was also stated that Rightmove would be seeking Admission to the Official List and trading on the London Stock Exchange. On 10 March 2006, it was announced that the price of the offer was 335p. Countrywide Estate Agents will be selling 5,300,000 shares on which, at the offer price, we will realise a profit of £16.5 million. Following Admission, we will own 28,515,375 shares which at the Offer Price will be worth £95.5 million. Countrywide Estate Agents has agreed with Rightmove and with UBS, the sponsors, that it will not dispose of any of its retained shares in the twelve months following Admission, and that in the following twelve months it will conduct any disposal of shares in such a manner so as to ensure an orderly market in the shares. Full details of the offering can be found in the Price Range Prospectus.

Following the demerger of the Life Company and after fifteen years association with KPMG as our auditors, we undertook a review of our audit requirements, and concluded that it was an appropriate time to consider a change. As announced on 23 December 2005, after a comprehensive tender process, we have appointed BDO Stoy Hayward LLP. I would like to take this opportunity to thank KPMG partners and staff for their hard work, efforts and advice.

People

In our business, we are totally reliant on the commitment and enthusiasm of our employees, on whom we depend to provide the high level of service that we strive to achieve for our clients.

During the winter of 2004, as the UK housing market contracted quickly, we set out to reduce our costs wherever possible. In addition, it was decided to freeze basic salaries for our directors, management and sales staff at 2004 levels. Despite reduced awards for almost all employees the team have, I believe, worked incredibly hard both to successfully integrate the newly acquired businesses and produce, in difficult trading conditions, good results for clients and shareholders alike. For those efforts, I would like to warmly and sincerely thank them.

The Remuneration Committee has been giving consideration as to how best to take advantage of its position as a listed company able to offer an interest in shares to its management and employees. With this in mind, the Committee intends to ask shareholders to approve a new Performance Share Plan at the forthcoming Annual General Meeting. The intention is to offer awards to executives and employees in the senior management group. These awards would be subject to stretching criteria.

In March 2006 I will have served twenty years as Non-Executive Chairman of the group which I founded, and I have decided to stand down at the end of 2006.

The Nominations Committee has thought long and hard about my successor and has conducted a thorough external search, meeting some excellent candidates. However, the committee has concluded that the best candidate to succeed me as Non-Executive Chairman is Harry Hill, currently Group Managing Director. Harry, who also joined the group in 1986 and who has been Group

Managing Director for 17 years, has indicated his desire to step down from this role at the end of 2006.

In reaching this conclusion the committee were mindful of Principle A.2.2 of the Combined Code which recommends that, other than in exceptional circumstances, the Chief Executive should not go on to become Chairman of the company. However, the committee concluded that the greatest challenge facing the company over the next few years is represented by the fundamental change to the housing market that will come about through the introduction of Home Information Packs. The Board are unanimous in their view that it is vital to retain the wealth of experience represented by Harry and other members of the senior management team at a time of such great change. The Board strongly recommends that Harry be appointed Chairman for a three year term commencing January 2007, and that shareholders support this proposal as being in the very best interests of the company.

The Committee will now commence the search for Harry's replacement. In addition to a number of excellent internal candidates, consideration will also be given to other suitably experienced executives from outside the company.

Outlook

I am naturally pleased to be able to report that the gradual improvement in the UK residential property market experienced in the second half of 2005 has continued into the New Year.

The net fee value of new sales arranged through our estate agency offices in the first two months of the year was 35% higher than in the same, albeit very disappointing and subdued, period last year. As a consequence, the value of fees in the hands of conveyancers awaiting exchange of contract, the pipeline, has increased from £61.7 million at the end of February 2005 to £82.3 million, a 33% uplift. Property prices on homes exchanged during the first two months of 2006 averaged £183,435 up from £174,535 a year ago, whilst commission rates averaged 1.72%, £3,156 per transaction, as opposed to 1.61%, £2,818, at the same time last year. Great efforts have been made in the intervening period to increase commission rates across the whole group with particular emphasis given to the offices acquired in the autumn of 2004. It is therefore deeply gratifying to see the outcome of those efforts, all of which are continuing.

Increased sales, of course, give more enquiries to our retail financial sales force, and I am pleased to be able to report that those sales opportunities are being captured in good numbers with the level of new mortgages arranged in February reaching near record levels.

2006 has seen a 17.25% year on year increase in surveying instructions to the enlarged Countrywide Surveyors business, whilst conveyancing instructions to Countrywide Property Lawyers were up 19%.

We announced on 23 September 2005 the abandonment of the IT systems upgrade and related outsourced IT support services and the decision to develop an upgraded version of our existing software and to provide the IT support infrastructure in-house.

Progress on both these latter initiatives has gone well. The new IT technical infrastructure has been installed and is now fully operational. The new software has been fully tested to ensure both the functionality is effective and that it is capable of meeting our aspirations to handle volumes well in excess of current levels.

The new software was successfully launched in a phased programme during Q1 2006 and is now processing all new instructions. A programme of process improvements will ensure planned productivity and service enhancements are achieved this year.

History proves that predicting the overall size of the UK housing market after only two months trading experience is a difficult process.

However, the year has started well and we believe that, barring unforeseen circumstances, it will be sufficiently strong to allow Countrywide to achieve a very satisfactory result for the year.

Christopher Sporborg

13 March 2006

Operating and financial review

THE BUSINESS, ITS OBJECTIVES AND STRATEGY

We are in the business of providing services to participants in the residential property market. We have a prominent position in this sector through our four divisions: the largest Estate Agency chain and associated Financial Services sales force in the UK; the UK's largest national Surveying and Valuation business; and the country's largest residential Conveyancing operation. We also have a 22.5% share of Rightmove plc, the leading Internet property site, and since the year end, a 25% share of TMG Holdings, a provider of residential property searches.

Operating under well-known local brands such as Bairstow Eves, Mann & Co, John D Wood, Dixons, Bridgfords, Palmer Snell, Fulfords, Abbotts, Taylors, Slater Hogg & Howison, Gascoigne Pees, Geering & Colyer, Freeman Forman and Faron Sutaria our chain of over 1,100 estate agency branches, including 113 independently owned and operated franchised branches, sells homes on behalf of vendors all over the country. Our subsidiaries Countrywide Residential Lettings, Countrywide Property Management, PKL and Countrywide Property Auctions supply a broad spectrum of property and management services to residential and commercial clients.

The Financial Services Division comprises 895 mortgage consultants based in the owned and franchised estate agency offices to assist both buyers and sellers in their requirements for mortgage finance and insurance, including all types of personal protection and home and contents cover.

Countrywide Surveyors employs 622 qualified surveyors, working out of 125 offices, who, acting for both major lenders and house buyers, conduct significant numbers of residential mortgage valuations and surveys. Securemove Property Services with 178 surveyors provides services to a different lender client base and private house buyers and has a commercial operation employing 54 surveyors.

The Conveyancing Division comprises three operations offering residential conveyancing services; Countrywide Property Lawyers, operating out of three property law centres, employing 442 conveyancing and customer services staff, provides legal services for home buyers and sellers; Remortgage Conveyancing Matters, launched at the end of 2004, provides remortgage conveyancing legal services to major lenders utilising outsourcing facilities in Chennai, India; TitleAbsolute, acquired on 1 January 2005, provides conveyancing panel management services to Countrywide Property Lawyers and other clients, enabling the group to service the conveyancing instructions from the group's estate agency network that are surplus to capacity, while at the same time offering a white-labelled conveyancing solution to other clients.

The management's objectives for the group are to offer services to clients at all stages of the residential property transaction thereby maintaining profitable growth and, whenever possible, to return the cash generated to shareholders by appropriate means.

Recognising the group's dependence on the UK housing market, the management's strategy for profitable growth lies in building on our existing strengths and increasing market share where possible, by acquisition, organic growth and the expansion of capacity; and in extending the range of services and products we provide into new but related markets. We also believe our philosophy of decentralised management coupled with tight financial controls puts us in a better position to manage the cyclical nature of the UK housing market, capitalising on the upturns and helping to minimise the effect of any downturn.

OPERATING REVIEW
Estate Agency Division

	2005	2004	Change
Estate agency			
Turnover	**£275.2m**	£247.4m	11%
Operating profit	**£9.4m**	£25.0m	–62%
House exchanges	**85,106**	80,650	6%
Average commission	**1.66%**	1.69%	
Average house price	**£179,294**	£173,162	4%
Lettings			
Turnover	**£39.5m**	£30.7m	29%
Operating profit	**£5.6m**	£4.0m	40%
H_2O Homes Overseas Countrywide			
Turnover	**£2.0m**	£2.6m	–23%
Operating loss	**£(1.0)m**	£(2.7)m	–63%
Franchising			
Turnover	**£1.2m**	£1.5m	–20%
Operating profit	**£0.1m**	£0.4m	–75%
House exchanges	**4,017**	4,484	–10%
Total division			
Turnover	**£317.9m**	£282.2m	12%
Operating profit	**£14.1m**	£26.7m	–47%
Headcount (average FTE)	**7,030**	6,072	16%
Branches at year end group	**1,064**	1,117	–5%
Franchised	**113**	107	6%

Residential Estate Agency
Although the underlying volume of housing transactions recorded by the Land Registry in 2005 was still some way below the long-run average, market conditions in the second half of 2005 were much improved over the first half, and significantly better than the same period in 2004. Sales arranged per office were 32% higher than in the six months to December 2004. We have seen a progressive improvement throughout the second half which means that for 2005 as a whole, sales arranged per office were only 5% below the whole of 2004, when the market had been particularly active at the beginning of that year. In line with the market, the average price of the houses sold has continued to gently increase, recording a December year-on-year increase of 3.9%. These two factors have caused the value of the pipeline of sales awaiting exchange at the end of 2005 to be some 33% higher than in December 2004.

The divisional management, together with their new colleagues, have done a superb job in consolidating the 300 estate agency branches acquired from BBG into the group. Many of the neglected brands have been resuscitated and there has been enthusiastic acceptance of Countrywide's profit-focused, devolved management ethos. One of the more obvious tangible benefits of this is increased commission rates. Prior to our ownership, the business was achieving an average commission rate of 1.43%, compared to our own 1.72%. Following the introduction of our excellent training programmes and marketing, by December 2005, the average rate across the group had increased to 1.69%, and some of the acquired offices are exceeding this rate. We have also been able to reduce costs in the acquired business. Consequently, whilst variable costs have increased in line with income and profits, fixed costs have remained well controlled. We are, however, recently seeing a modest increase in headcount in response to the more buoyant market conditions.

Residential Lettings
Countrywide Residential Lettings, which, following the acquisition, now operates out of 120 locations throughout the UK, has had an excellent year. The business acquired from BBG was very quickly assimilated, and new structures, guidelines and processes established. The resulting improvement in productivity has led to increased profitability and we expect further growth from this operation.

Countrywide Property Management, the corporate division of Countrywide Residential Lettings, increased the number of managed service charge units by 34% in the year to a little under 24,000. Although residential property will not now be eligible for inclusion in SIPPs, we nevertheless anticipate there will be a considerable increase in the amount of investment in commercial property using this investment medium and this division is well placed to benefit from this growth.

Franchising
The franchising business had a less successful year. The combination of fewer new openings, lower fees and the difficult market served to reduce profits. Nevertheless, the network increased slightly during the year, and there are still a number of committed signed-up franchisees which will be opened when suitable premises become available.

Operating and financial review *(continued)*

H_2O Homes Overseas Countrywide

The coastal property market in Spain is influenced by the state of the UK housing market. The prospect of falling prices in the UK eroded confidence, particularly on the Costa del Sol. In response, we have significantly reduced the operating costs of our Spanish operation, entered into collaborative arrangements, and revamped the UK structure. Client referrals in the final four months of the year were 76% higher than the same period in 2004 and if these convert into sales, the business should become profitable.

Financial Services Division

	2005	2004	Change
Turnover	**£74.5m**	£64.0m	16%
Operating profit	**£11.7m**	£8.3m	41%
Life protection policies	**33,814**	32,229	5%
Total mortgages arranged	**48,432**	48,769	–1%
Value	**£5.1bn**	£4.6bn	11%
Panel mortgages arranged	**41,151**	45,482	–10%
Value	**£4.3bn**	£4.4bn	–2%
General insurance policies	**42,027**	42,260	–1%
Conversion rate			
Mortgages	**56.9%**	60.5%	
Life policies	**39.7%**	40.0%	
Headcount (average FTE)	**1,374**	1,377	–

There was a material recovery in sales in this division in the second half of the year. There was a clear benefit from an increased volume of house sales, but in addition, penetration rates improved significantly right across the product range compared to the first half year (panel mortgages: 50.7% v 45.6%; life policies: 44.1% v 32.6%; general insurance policies: 52.6% v 45.6%). Total revenue increased by 24% in the second six months and, although variable costs matched this increase, operating profit was up 74%.

Prior to October 2005, the former BBG financial services business had been operated separately from the rest of the group branch based financial services sales force. The former had been achieving lower penetration rates across all financial products, which has masked the strength of the underlying improvement across the rest of the group in enhanced conversion rates.

In July we introduced a suite of lower priced life insurance products and penetration markedly improved. The resultant increase in volumes has more than offset the lower commission rates we now receive and we are also hopeful of better persistency, both of which will improve overall profitability.

During the year we renewed our arrangements with AXA for the sale of their general insurance products to our clients. In addition to commission income, these arrangements with AXA permit us to share in profits arising in the insurance books and, this year, for the first time, we have realised profit shares from the household and contents book.

Surveying and Valuation Division

	2005	2004	Change
Turnover	**£118.1m**	£106.8m	11%
Operating profit	**£18.7m**	£27.0m	–31%
Valuations and survey instructions completed	**639,028**	572,371	12%
Headcount (average FTE)	**1,678**	1,428	18%

Whilst the second half of 2005 saw some improvement in the volume of work received, the division was still operating well below capacity. Although lending volumes increased in the overall market, this was not reflected in the level of instructions received from our major clients. In addition, as a result of mortgage regulation, and consequent consolidation in the mortgage broker market, more valuation instructions are now controlled by I.F.A. networks. Spare capacity in the industry meant competition for instructions from our smaller clients became price-led. As a result of these factors we lost market share.

Costs were kept under tight control, but, as we have previously reported to shareholders, we have been reluctant to reduce capacity whilst we anticipate increasing demand for surveyors following the introduction of Home Information Packs, now confirmed for June 2007.

The first stage of the integration of Securemove, acquired from BBG in 2004, is now complete and restructuring costs of £0.8 million were incurred. We anticipate that annual cost savings of £2.8 million will be achieved, and that further benefits will accrue following the roll-out of our 'Enterprise' computer system to Securemove surveyors and clients.

Conveyancing Division

	2005	2004	Change
Turnover	**£19.1m**	£22.3m	–14%
Operating loss – pre exceptional loss	**£7.7m**	£4.1m	–88%
Exceptional loss – write off of computer software and associated contracts	**£5.5m**	–	
Operating loss	**£13.2m**	£4.1m	–222%
Completions	**53,367**	33,515	59%
Countrywide Property Lawyers	**24,089**	33,515	–28%
Remortgage Conveyancing Matters	**7,047**	–	
TitleAbsolute	**22,231**	–	
Headcount (average FTE)	**591**	544	9%

Countrywide Property Lawyers

This business has had an extremely difficult and frustrating year. The true cost of the failures of the abandoned IT system cannot be measured easily, but in addition to the write-off of the fixed assets, there are potential penalties for termination of ancillary contracts; the wider cost of reduced capacity during the attempted transition to the new aborted system; and the burden of extra costs incurred both during the transition period and subsequently. We will be seeking full recovery from the supplier.

Since the decision was taken to abandon the system, we have made encouraging progress. The move to a recently updated version of our existing software has facilitated the phased introduction of a new system during February 2006 with a rollout planned to be completed early in the second quarter of 2006. A combination of increased instructions from the estate agency network and a reduction in the proportion of instructions panelled to third party lawyers, has gone some way to rebuild the pipeline, which at the end of December 2005 was 18% higher than at the end of 2004.

Remortgage Conveyancing Matters

In the first full year of operation, this business handled over 10,000 instructions, peaking at a monthly volume over the 2,300 level. Whilst our systems, IT infrastructure and offshore capability coped admirably with these volumes the rate of the increase (circa 65% of new business occurred in three months) stretched the capacity of our staff resources.

These issues have now been addressed and rectified and we move into 2006 with resources and systems capable of effectively handling over 50,000 cases per annum, an annualised level which would deliver profitability.

We have retained our existing customers and secured a major new client in 2006 thus facilitating the ability to manage a controlled build up of instructions over the first six months of the year to ensure optimum service delivery.

TitleAbsolute

This business manages the conveyancing panel for the Countrywide Property Lawyers' instructions which are not processed in-house. In addition it offers similar panel management services to other clients including high street lenders, and the opportunity to offer conveyancing services to our estate agency clients in Scotland. During the year it processed 22,231 completed cases, of which 61% were passed across from Countrywide Property Lawyers, and achieved an operating profit of just over £1.2 million.

Joint Ventures and Associates

	2005	2004	Change
Joint Venture			
Turnover	**£5.5m**	£2.7m	104%
Profit after tax	**£0.9m**	£0.5m	80%
Associated companies			
Turnover	**£11.7m**	£9.2m	27%
Profit/(loss) after tax	**£0.1m**	£(0.3)m	–
Profit on disposal	**£2.6m**	–	

Rightmove plc (30% owned joint venture)

Rightmove had another excellent year. Revenues passed £18 million, whilst operating profit before exceptional development costs was £8.9 million. In 2005 it added over 2,500 new offices to its website. At the end of December it had over 8,500 estate agency offices listing their properties on its website, including all those estate agency chains in excess of 100 offices. At the end of 2005 it also numbered more than 1,500 new homes developments and 1,000 lettings offices amongst its clients. In January 2006 the site was ranked 9th in the Top 10 most popular UK websites.

Operating and financial review *(continued)*

TMG Holdings (50% owned associate)

In December 2005, Connells Ltd made an offer to acquire the shares in TMG held by all the non-Countrywide Shareholders, including the TMG employee trust. As a result of this, certain ratchet arrangements were triggered whereby Countrywide increased its shareholding. The majority of these additional shares were also acquired by Connells Ltd. Following the restructuring Countrywide and Connells each held 50% of TMG. In January 2006, Rightmove and Halifax Estate Agency Limited each acquired a 25% holding in TMG from Connells and Countrywide respectively.

Following the expansion of its product range in 2004 TMG has had an encouraging year. Turnover increased by 26% whilst the operating loss of £0.3 million incurred in 2004 was converted to an operating profit of £0.5 million in 2005, before exceptional costs associated with the restructuring.

Property development and central costs

During 2005, the group sold at auction and leased back 31 freehold branches, receiving £11.0 million in cash and achieving a profit of £5.0 million.

Central costs at £4.9 million (2004: £5.2 million) have benefited from the receipt of a dividend of £1.0 million from the insurance cell but also include the additional provision of £1.3 million in respect of the legal claim, mentioned earlier. Ignoring this, underlying central costs were £4.6 million.

Returns to shareholders

As mentioned previously, management's aim is to generate returns for shareholders through profitable growth. Since the company was listed in May 2004 we have returned £118.3 million to shareholders through a combination of return of capital, dividends and share buybacks.

Dynamics of the business

As witnessed in the last quarter of 2004 and the early part of 2005, our success is linked to the fortunes of the UK residential housing market. The profits of the Estate Agency Division are the most sensitive to movements in the volume of sales and house prices. However, the division is also more able to react quickly to manage its costs in reaction to changing market conditions. Staff turnover is relatively high and thus staff costs, 59% of the total costs, can rapidly increase or decrease in response to the market.

The Financial Services Division results are more sensitive to changes in house sales volumes than price changes, although, any reduction in housing market volumes can be partially offset by commensurate changes in penetration and productivity.

The Surveying and Valuation Division and the Conveyancing Division results are less sensitive than those of the Estate Agency and Financial Services Divisions to house price fluctuations or, at the margin, to volume changes. In 2005, the Surveying and Valuation division was able to reduce outsourcing of cases to the contractual minimum as the market transactions dropped. To some extent, Countrywide Surveyors is dependent on remortgage surveys and valuations offsetting any slowing of the house purchase market. We also rely on this aspect of the mortgage market to provide work for our remortgage conveyancing business. Each of these businesses is also dependent on the market for qualified staff, surveyors and conveyancers respectively, and management of staff retention is a critical task. Similarly, all rely on increasingly sophisticated information technology and systems to deliver the high service standards required by our customers. As reported elsewhere, the failure of its IT system had a considerable impact on Countrywide Property Lawyers' results in 2005. Consequently these businesses have been investing considerable amounts in updating their technology, which should start to bear fruit in 2006.

Although most of the group's customers are retail clients we nevertheless have some very important commercial relationships. We depend on our insurance providers to produce appropriate products to meet our customers' requirements for financial and property protection, and to service these clients and our sales force to the highest standards. We are similarly reliant on the lenders for whom we write mortgages, and our successful 'Big Deal' mortgage campaigns are only achievable through the active participation of our lending panel, both in product design and volume processing. These same lenders, and others, are major clients of Countrywide Surveyors and SecureMove Property Services, for whom we carried out over six hundred thousand surveys and valuations in 2005.

The majority of our businesses operate in highly regulated markets, and compliance with the required standards is key for us, and commands much attention by our management. The Financial Services Authority assumed regulatory authority for the sale of mortgages in October 2004 and this was extended to encompass insurance products from January 2005.

Key to our success is the integrated nature of our business. The house sale leads to the sale of the financial products, the survey and valuation

and the conveyance. We have adopted a highly decentralised operating structure and our management teams have many years of experience. They are highly profit focused and we strongly encourage them to maximise earnings for their subsidiaries and themselves by taking full advantage of the products offered across the group. The localised nature of the estate agency management structure, together with the strength of the local brands, has enabled us to be the leading estate agency in many parts of the country. This, coupled with the quality of the training we provide, enables us to realise above average fee income, despite market pressures. Each of our main trading divisions is a market leader in its sector and at the year end we had a 30% holding in Rightmove, the country's leading Internet property site. On 15 February 2006 Rightmove announced its intention to float on the London Stock Exchange as a result of which our holding will reduce to 22.5%. Conditional dealing in its shares commenced on the 10 March when the shares started trading at 335 pence. Admission is expected to take place on 15 March 2006.

Investment for the future

In 2005, we incurred capital expenditure on IT of £3.7 million. Countrywide Surveyors invested £1.5 million on its new technology with a further £1.9 million to be spent in 2006 including the cost of incorporating Securemove Surveyors. The new systems will overhaul the management of the workflow within the business, whilst improving electronic communications, both internal and external.

In September 2005, the management of our residential conveyancing business, Countrywide Property Lawyers, reluctantly concluded that the software we commissioned three years previously was unlikely ever to be capable of supporting our conveyancing processes. This software was therefore abandoned and associated costs written off at a total cost of £5.5 million. We are replacing this software with an upgraded version of our previous software, investing £0.6 million in 2005 with a further £1.4 million envisaged to be spent in 2006. Once fully operational, efficiency and cost reduction benefits will be realised. Currently the operation enjoys a 1.5% market share of a highly fragmented market of 2-3 million conveyancing transactions each year. In addition to increasing capacity, the investment will also increase productivity and thus bring increased margins.

Our capital expenditure plans for 2006 include £5.0 million to refurbish a number of our estate agency offices. We are continuing to develop the point of sale system operated by our mortgage consultants. These improvements are designed to speed up the underwriting processes through web-enabled links, both with our product providers and our mortgage centres, and should bring improvements to both productivity and client service.

FINANCIAL REVIEW

Capital structure and treasury policy

Financial instruments

The group finances its operations through bank borrowings, retained profits and working capital balances. Currently, no other financial instruments are used. Direct exposure to other currencies is currently limited to the cost of funding our Spanish operation. When the group is cash positive, it holds its deposits on terms of less than one year, pending investment or return to shareholders. The group signed a £100 million, 3 year Revolving Credit Facility. The facility had reduced to £50 million by the end of 2005 and reduces by £10 million in July 2006, terminating in March 2007. This flexible facility allows the group to effectively manage its fluctuating cash flows and amounts are typically drawn for short periods and in any event no longer than periods of 6 months. Interest hedging products are regularly considered but given the current interest rate environment, the short term nature of the facility, and the seasonality of the cash flows, they are not currently used. The directors consider that this level of interest rate risk is acceptable.

Cash flows

In 2005, the group generated operating cash flow from continuing operations of £45.0 million (2004: £68.0 million), which represents a cash inflow of 25.36p per share (2004: 39.93p).

Due to the sharp decline in the housing market experienced at the end of 2004 and into 2005, and the pressure that placed on cash resources, the Board placed 5% of new share capital raising £28.9 million. A further £11.0 million was generated from the sale of freehold properties, which were subsequently leased back. We invested £1.0 million in acquisitions and a further £6.9 million in capital expenditure. We repaid £70 million of borrowings and returned £15.7 million to shareholders in the form of dividends and share buybacks.

After these items the group net cash outflow for the year was £12.1 million, and the year end cash balance was £7.0 million offset by £5.0 million of short term borrowings.

Taxation

The reconciliation of the tax charge is disclosed in note 9 to the financial statements. The effective tax rate of the continuing businesses before

Operating and financial review *(continued)*

exceptional items was 14.1% which compares to 34.9% in 2004.

In the light of the judgement by the European Court of Justice in a recent case against Her Majesty's Revenue & Customs, we have created a deferred tax asset in respect of losses arising in Spain of £1.9 million. Of this, £1.6 million relates to previous years.

Pensions

The triennial valuation of the defined benefit section of the group's pension scheme in 2003 revealed an increased past service deficit, largely due to a reduction in the value of its equity investments. Further details are given in note 4(d). This scheme has been closed to new entrants for some time, but in the light of the increased deficit, it was closed to future service accrual with effect from 31 December 2003. In consultation with the Scheme Actuary and the Trustees, we have proposed a funding programme designed to eliminate the deficit over the next ten years. Under this programme, we made a single contribution of £5.0 million in 2004 and a further payment of £1.4 million in 2005. The current proportion of retired members versus members below retirement age is relatively low, which leads us to believe that the current mix of equity and fixed interest investments shown in note 4(d) to the accounts and the investment strategy followed by the Trustees is appropriate.

International Financial Reporting Standards

As required by European legislation, we have prepared the consolidated financial statements for 2005, including the comparatives for 2004 under International Financial Reporting Standards (IFRS) as adopted by the European Union. Details of the transition are disclosed in note 33. Since we reported the unaudited transition to IFRS in our interim statement, we have reclassified some balance sheet items in line with emerging IFRS GAAP and reduced the share-based payments charge for 2004 by £169,000. Furthermore, the share of profits arising from Joint Venture; Rightmove has been restated to reflect the IFRS financial statements published in February 2006. The impact has been an increase in profit after tax for 2004 of £146,000.

Accounting policies

Under IFRS 3: Business Combinations, the group has twelve months post acquisition within which to finalise the fair values of acquisitions. Any adjustments to the fair values are reflected in a restatement of the comparative figures. Subsequent to the acquisition of the estate agency and surveying businesses from Bradford & Bingley Group in 2004, the fair values have been amended following an independent valuation of the dilapidations provision and thorough review of debtors at the date of acquisition. The result was an increase in the value of goodwill of £717,000 as detailed in note 27. Since 2004 results have also been converted to IFRS, the adjustment to the assets and liabilities has been detailed in the reconciliation of the transition to IFRS in note 33(k).

H D Hill
Group Managing Director

M C Nower
Group Finance Director

13 March 2006

Directors

Christopher H Sporborg, CBE

Non-Executive Chairman of Countrywide plc, aged 66. He is Chairman of the Nominations Committee. He was formerly Deputy Chairman of Hambros PLC, Deputy Chairman of Hambros Bank Limited and Chairman of Hambro Insurance Services Group PLC. At Hambros he was responsible for the acquisition of Bairstow Eves PLC in 1985, the formation of Countrywide Assured Group plc, and in 1988 the creation of the Life Company then called Hambro Guardian Assured plc. He is Chairman of Chesnara plc, a Director of Getty Images Inc. and Lindsey Morden Group Inc. He joined Countrywide Assured Group plc as Non-Executive Chairman on 13 June 1986 and on 1 March 2004 was appointed to the same position with Countrywide plc.

Andrew J Brown

Independent Non-Executive Director of Countrywide plc, aged 61. He is Chairman of the Audit Committee and serves on the Remuneration Committee and the Nominations Committee. He has wide ranging experience of the financial services sector, including executive positions with Sterling Guarantee Trust and Sedgwick Group. He was Finance Director and subsequently Joint Chief Executive of Gartmore Investment Management plc and was Finance Director of Hawkpoint Partners Limited. He is a Chartered Accountant and is a Director of The Children's Trust Limited, Framlington Income & Capital Trust plc and Thames River Capital (UK) Limited. He joined Countrywide Assured Group plc as Non-Executive Director on 31 March 2003 and on 1 March 2004 was appointed to the same position with Countrywide plc.

Michael J Gordon

Senior Independent Non-Executive Director, is chairman of the Remuneration Committee and serves on the Audit and Nominations Committees. Aged 58, he spent thirty-five years in financial services, lately with The Skandia Group UK. He is the Chairman of Bankhall Investment Management Limited, and a Director of Chesnara plc. He joined Countrywide Assured Group plc as Non-Executive Director on 1 May 2002 and on 1 March 2004 was appointed to the same position with Countrywide plc.

Harry D Hill

Group Managing Director and a director of Countrywide Property Lawyers Limited, aged 57. He qualified as a Chartered Surveyor in 1967 and was formerly Managing Director of Abbotts (East Anglia) Limited. He is a Non-Executive Director of Jupiter Secured Split Trust plc. He was formerly the Managing Director of Countrywide Assured Group plc and on 1 March 2004 was appointed to the same position with Countrywide plc.

Peter W Mason

Independent Non-Executive Director of Countrywide plc and serves on the Audit Committee, the Remuneration Committee and the Nominations Committee, aged 55. He is a Non-Executive Director of Chesnara plc and Homeowners Friendly Society, as well as Investment Director and Actuary of Neville James Group, an investment management company. He was admitted as a Fellow of the Institute of Actuaries in 1979. He joined Countrywide Assured Group plc as Independent Non-Executive Director on 1 November 1999 and on 1 March 2004 was appointed to the same position with Countrywide plc.

Michael C Nower

Group Finance Director, aged 56. He qualified as a Certified Accountant in 1975. He was formerly Group Finance Director of Lancaster plc. He joined Countrywide Assured Group plc as Group Finance Director on 9 October 1989 and on 1 March 2004 was appointed to the same position with Countrywide plc.

Executive management

All members of the Executive Management Committee served throughout the year, other than Mr Anthony B Crew, who resigned on 16 April 2005 and Mr Alan Snowball, who was appointed to the Executive Management Committee on 30 November 2005. The current members are listed below:

Anthony H Ekins
Aged 62, is a Sales Director of the Estate Agency & Financial Services Division. He qualified as a Chartered Surveyor in 1965. He was previously Operations Director of Prudential Property Services, which acquired Ekins, Dilley and Handley in 1986. He joined the group in 1990. He was previously a director of Countrywide Assured Group plc, appointed on 27 January 1999.

Gerald R Fitzjohn
Aged 56, is the National Sales Director of the Estate Agency & Financial Services Division and a director of Countrywide Franchising Limited. He has been with the Group since 1974 and was formerly Managing Director of Taylors Estate Agents Limited. He was previously a director of Countrywide Assured Group plc, appointed on 7 December 1989.

Terry Marris
Aged 56, is Chairman of the Conveyancing Division. Following senior management in Lloyds Bank and General Accident, he joined the group in 1992 as Managing Director of the Life Business before moving to the Conveyancing Division in 2002. He was previously a director of Countrywide Assured Group plc, appointed on 29 July 1998.

Christopher P Shaw
Aged 53, is Managing Director of Countrywide Surveyors Limited. He qualified as a Chartered Surveyor in 1978 and is a Fellow and Vice President of the Royal Institution of Chartered Surveyors. He was formerly a director of Abbotts (East Anglia) Limited, and previously a director of Countrywide Assured Group plc, appointed on 1 January 2002.

David Fletcher
Aged 54, is Sales Director of the Estate Agency & Financial Services Division and a Director of H_2O Homes Overseas Countrywide. He qualified as Chartered Surveyor in 1983, was formerly Managing Director of Abbotts Estate Agents Limited and has been with the Group for over 30 years.

Robert Scarff
Aged 47, is Sales Director of the Estate Agency & Financial Services Division. He joined the group as a Trainee Sales Negotiator with Taylors Estate Agents in 1978 and was appointed Managing Director of Dixons Estate Agents in 1991. He was instrumental in establishing the group's Conveyancing Division in 1997 and held the position of Managing Director until 31 December 1998 when he was appointed to his current position. He is a Fellow of the National Association of Estate Agents and was appointed to the committee on 1 January 2005.

John Williams
Aged 51, is Development Director and a Director of Countrywide Principal Services Limited and Countrywide Estate Agents FS Limited. He was appointed to the committee on 24 May 2004. A Fellow of the Chartered Institute of Bankers, with over 30 years experience in financial services including Lloyds Bank, HSBC and Yorkshire Building Society. He has worked on Industry Committees on the Mortgage Code and Substantial Home Ownership.

Gareth R Williams
Aged 42, is Company Secretary and Head of Group Legal. He qualified as a Solicitor in 1990 and is a Chartered Company Secretary. He was previously the Company Secretary for Countrywide Assured Group plc, appointed 27 November 2000. He was appointed to the committee on 24 May 2004.

J Alan Snowball
Aged 55, Managing Director of Countrywide Principal Services Limited. Qualified as a Chartered Surveyor in 1976. After a career in private practice, became a Director of Prudential Property Services Limited in 1987 and a Director of Halifax Estate Agencies Limited in 1990. Joined Countrywide in 1998 as Managing Director of Countrywide Franchising Limited.

Directors' remuneration report

The Directors' Remuneration Report has been prepared in accordance with Schedule 7A to the Companies Act 1985 introduced by the Directors' Remuneration Regulations 2002.

The objectives of the Remuneration Committee are to ensure that the company's Executive Directors, Executive Committee members and senior executives are fairly rewarded for their individual contributions to the company's overall performance, having due regard to the interests of shareholders and to the financial and commercial health of the company.

The Remuneration Committee recommends the terms of employment and remuneration packages of each of the Executive Directors and the Executive Committee members; formulates remuneration policy for other senior executive employees; approves all option and long term incentive schemes and allocations under these; and approves all group pension arrangements. Except as set out below, the Committee has followed the provisions of Section 1 B and Schedule A of the Combined Code.

The Board believes all directors have a legitimate interest in the Chairman's and the Non-Executive Directors' remuneration and thus, these are determined by the whole Board.

Individual Non-Executive Director's remuneration includes separate amounts relating to chairmanship of committees or for serving as a senior Non-Executive Director.

The members of the Remuneration Committee are:

M J Gordon (Chairman)
A J Brown
P W Mason

The Chairman, C H Sporborg, served as chairman of the Committee until 9 February 2005, when he stood down and was replaced as Chairman by M J Gordon, the Senior Independent Non-Executive Director.

H D Hill, Managing Director, provided advice and recommendations to the Committee and attended the majority of meetings in a consultative role. M C Nower, Group Finance Director, provided the Committee with information to assist its deliberations. He also acted as Secretary to the Committee. No Executive Director was present when his remuneration was under discussion. The Committee met formally three times in 2005 and all members were present. On a number of occasions during the year, the Committee met without the above named Executive Directors. During the year, members of the Committee attended various conferences and seminars relevant to remuneration matters.

The policy on remuneration of the Executive Directors, the Executive Committee members and the senior executive group has remained unchanged for some years.

In common with other service companies, our people are our greatest asset. In estate agency, the competitive benchmark against which we measure our remuneration is the successful entrepreneur owning his own business. We must therefore offer our senior managers remuneration which rewards superior performance through speed of response and innovation, and which also recognises the fluctuations inherent in our market. We must also look to provide capital growth, not only to align our employees' interests with our shareholders' interests, but also to go some way to matching those gains which can accrue to our successful competitors.

The basic salaries and benefits we offer our Executive Directors, Executive Committee members and senior employees are assessed individually. Factors which we take into account for each individual are: the level of salary compared to the market; personal performance and responsibilities; internal relativities; the general award for the majority of our employees; and the company's overall financial position. In 2005, there was no increase in the basic salaries of the Executive Directors, Executive Committee Members and other senior employees.

The majority of senior employees throughout the group have the opportunity to earn an annual bonus linked to subsidiary or group performance. All the Executive Directors and the Executive Committee members are subject to the same bonus scheme. Bonuses are awarded as a percentage of salary on a sliding scale related to profit targets which are fixed annually, and can be significant where performance is outstanding, although they are subject to a percentage cap. This cap is the same for both Executive Directors, and for Executive Committee members. The performance targets to be achieved are considered to be relevant, stretching and designed to maximise profitability in the year, taking into account past performance and actual and predicted market activity. The Committee considers this scheme to be entirely appropriate for the markets in which we operate. In 2005 the maximum bonus payable was 120% of salary if the group achieved a profit before tax of £70 million, whilst the bonus achieved was 51.4% of salary.

Directors' remuneration report *(continued)*

Following the acquisitions from BBG, it became clear that the remuneration packages of our senior management, particularly their basic salaries, had fallen behind the market. At a point in time when we were seeking to restrain and even cut our costs, we were reluctant to award across the board increases and increase our fixed costs. As an alternative, we have introduced a loyalty scheme for the top 64 senior employees, who we consider it is vital to retain. Under this scheme, designed to aid retention, participants will receive the right to a cash bonus providing they remain in the company's employment for the three years following the award of the right. This award is not pensionable. We will consider annually the merits of further grants. We consider the cost of this scheme, £225,000 in 2005, and approximately £1.4 million after three years' operation, to be modest in the context of the market and the benefits to the company.

The company's predecessor, Countrywide Assured Group plc operated executive share option schemes for the benefit of the Executive Directors, other senior executives and the management group below the Board. The company established similar schemes, both approved and non-approved. The objective is to reward those individuals whose contribution is key to the group or subsidiary's past and future performance; to attempt to match the capital rewards which can accrue to successful competitors and thus improve retention; and to ensure commonality of interest with shareholders. Grants of options have previously been phased and normally made annually, only to those individuals satisfying the above conditions. The criteria for exercise, which were realistic but stretching, were previously set by the Remuneration Committee of Countrywide Assured Group plc at the time of grant, taking into account such factors as the expected earnings per share, market conditions and outlook. The previous performance criteria are set out in note 22. In selecting these criteria the Remuneration Committee of Countrywide Assured Group plc was mindful of the degree to which the company's earnings have been linked to the housing market, and the uncertainty this implies. There have been no grants of options under the company schemes since they were established.

The Committee has been giving consideration as to how best to take advantage of its position as a listed company able to offer an interest in shares to its management and employees. With this in mind, the Committee intends to ask shareholders to approve a new Performance Share Plan at the forthcoming Annual General Meeting. The plan is described in detail in the accompanying circular, but the intention is to offer awards only to employees in the senior management group. These awards will be subject to stretching criteria.

The existing tax-approved company share option scheme will be used to grant options to a group of more junior managers and other senior employees. This form of remuneration, which is not available to the majority of our high street competitors, gives us the opportunity to offer employees a capital stake in the company's success. Individual grants of these options, designed to aid retention, will be more modest.

In order to allow all employees the opportunity to participate in the group's success, the company's predecessor, Countrywide Assured Group plc, also operated a Savings Related Share Option Scheme. The company has established a similar scheme which is very popular and a grant of options was made in September 2005.

When Countrywide Assured Group plc was delisted in 2004, some employees chose to roll over the options held at that time into replacement options over the company's shares. Details of the total number of options still outstanding is given in note 22 on pages 59 to 60.

The pension scheme inherited from Countrywide Assured Group operated two sections. The defined benefit section was established many years ago and has been closed to new entrants for some time. It was closed to future contributions with effect from 31 December 2003.

The defined contribution section operates with different levels of company contribution according to the employee's status and his or her group employer. On the closure of the defined benefit section to future service, the former members of this section were transferred for future service to the defined contribution section on enhanced terms. Further details of the scheme are given in note 4(d) on pages 45 to 47.

In both sections, for all scheme members, bonuses, profit shares and commissions are included in pensionable remuneration for purposes of contributions, benefits and death-in-service cover. This long-standing arrangement reflects the position of our successful competitors and the high proportion of our employees' remuneration which is related to performance, which can lead to wide fluctuations in employees' remuneration. However, both sections have an upper limit to pensionable remuneration, currently £166,600. This limit increases annually, normally in line with the average earnings index.

Both the company and the employees are subject to restrictions on the tax relief available on pension contributions in respect of all employees who have joined the group since 1989. Some individuals have chosen to make their own arrangements for pension provision. In a few cases the company contributes to the individual's personal pension fund at a similar rate to the equivalent company benefit.

The following graph charts the total cumulative shareholder return in the company since listing on 25 May 2004.

Total Shareholder Return – Countrywide plc


170.0
160.0
150.0
140.0
% 130.0
120.0
110.0
100.0
90.0
May-04
Dec-05
Year
Countrywide plc
FTSE 250 ex-Investment Trusts

The directors have chosen the FTSE 250 ex-Investment Trusts as the broad market index against which to compare the company's total shareholder return as the directors believe this index represents trading companies of a broadly comparable size with a similar prime focus on UK markets.

The following information is the part of the directors' remuneration report subject to audit:

The beneficial interests of the directors, their families and connected persons in the company's ordinary shares are as follows:

	Ordinary shares of 5 pence each	
	2005	2004
A J Brown	**20,000**	14,000
M J Gordon	**25,000**	–
H D Hill	**465,000**	408,246
P W Mason	**5,000**	5,000
M C Nower	**268,475**	152,487
C H Sporborg	**50,000**	150,000

There have been no changes in the directors' shareholding in the company between 31 December 2005 and 13 March 2006.

Details of each director's remuneration are as follows:

	Salary and fees	Related bonuses	Benefits	**2005 Total**	2004 Total
	£000	£000	£000	**£000**	£000
Executive directors:					
H D Hill	285	147	9	**441**	1,049
M C Nower	159	82	21	**262**	306
	444	229	30	**703**	1,355
Chairman:					
C H Sporborg	80	–	–	**80**	76
Independent non-executive directors:					
P W Mason	28	–	–	**28**	24
M J Gordon	30	–	–	**30**	27
A J Brown*	45	–	–	**45**	34
	627	229	30	**886**	1,516
Pension contributions				**76**	63
				962	1,579

*Includes fees as a director of Countrywide Principal Services Limited.

Directors' remuneration report *(continued)*

Details of each director's pension benefits are as follows:

	Transfer value of accrued pension (note 3)		Increase in accrued pension including inflation		Transfer value of increase (note 2)		Total accrued pension at year end (note 1)		Company contribution to money purchase schemes	
	2005 £000	2004 £000	**2005 £000**	2004 £000	**2005 £000**	2004 £000	**2005 £000**	2004 £000	**2005 £000**	2004 £000
H D Hill	**724**	620	**1**	2	**104**	81	**49**	48	**41**	39
M C Nower	**–**	–	**–**	–	**–**	–	**–**	–	**67**	28

Notes to pension benefits:

1. The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year.
2. The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movement. It is calculated after deducting the directors' contribution.
3. The transfer values have been calculated on the basis of actuarial advice in accordance with version 8.1 of Actuarial Guidance Note GN11.
4. Members of the scheme have the option to pay Additional Voluntary Contributions, neither the contributions nor the resulting benefits are included in the above table.

From 31 December 2003, H D Hill, agreed to cease entitlement to membership of the defined benefit section of the Countrywide plc Pension Scheme and instead became entitled to membership of the defined contributions section of the group pension scheme. M C Nower has a personal pension plan to which the company contributes. Included within the contributions to Mr Nower's pension scheme is the movement in the unfunded accrued contributions payable to his scheme on retirement; 2005: £31,771 (2004: £25,880). No pension contributions are made by the company on behalf of the Non-Executive Directors.

Details of Executive deferred bonus awards:

	Award date	Maturity date	**Amount £000**
H D Hill	August 2005	August 2008	**100**
M C Nower	August 2005	August 2008	**50**

Details of each director's entitlement to share options are as follows:

Number of Countrywide plc options:

	At 1 Jan 2005	Granted	Exercised	**At 31 Dec 2005**	Exercise price p	Market price at exercise p	From	To
H D Hill								
	87,500	–	–	**87,500**	198.0		Apr 07	Apr 09
	87,500	–	–	**87,500**	198.0		Apr 05	Apr 12
	–	3,901	–	**3,901**	288.0		Nov 10	May 11
	175,000	3,901	–	**178,901**				
M C Nower								
	122,500	–	(122,500)	**–**	158.0	383.0	Mar 02	Mar 06
	3,438	–	(3,438)	**–**	0.0	385.0	May 04	May 06
	16,340	–	–	**16,340**	203.0		Mar 02	Mar 07
	40,000	–	–	**40,000**	109.0		Apr 04	Apr 11
	87,500	–	–	**87,500**	198.0		Apr 07	Apr 09
	87,500	–	–	**87,500**	198.0		Apr 05	Apr 12
	2,549	–	–	**2,549**	140.8		Nov 07	May 08
	–	145,439	(145,439)	**–**	0.0	385.0	May 04	May 06
	–	2,639	–	**2,639**	288.0		Nov 10	May 11
	359,827	148,078	(271,377)	**236,528**				
	534,827	151,979	(271,377)	**415,429**				

The middle market price of the company's shares at 3 January 2005 was 325p and at 30 December 2005 was 419.75p. The range during the period 1 January 2005 to 31 December 2005 was 258.0p to 419.75p.

The aggregate of gains made on exercise of options in the period was £848,801 (2004: £682,394).

With the exception of pension benefits, each of the Executive Directors has identical service contracts, which were novated from Countrywide Assured Group plc in 2004. The normal period of notice under the service contract is six months from either party. Following such notice the director will be subject to certain restrictive covenants. However, in certain circumstances these notice periods are subject to modification and the restrictive covenants will not apply. If, as a result of a general offer made to members of Countrywide a third party obtains control of Countrywide, (a) the Executive Directors are entitled to terminate their employment on three months' notice, provided that such notice is served within one month of the third party obtaining control, and the

restrictive covenants contained in the service agreements will not apply following any such termination, and (b) the period of notice required to be given by Countrywide to the Executive Directors to terminate their employment will, for a period of 12 months from the date of the third party obtaining control, be extended to 12 months and the restrictive covenants contained in the service agreements will not apply following any such termination.

Each Independent Non-Executive Director was appointed under a service agreement novated from Countrywide Assured Group plc for a period of three years which is renewable for a further period of three years. It is anticipated that each Non-Executive Director will, subject to re-appointment, serve until the expiry of his original term. The dates of appointment as Non-Executive Directors of Countrywide Assured Group plc were as follows:

Non-Executive director	**Date of Appointment**
Peter Mason	1 November 1999
Michael Gordon	1 May 2002
Andrew Brown	31 March 2003

There are no notice provisions save that the company may terminate the agreement for cause.

C H Sporborg was appointed by a letter of appointment dated 18 March 2004. This appointment is terminable on 12 months' notice.

In 2005, H D Hill served as a Non-Executive Director of Jupiter Second Split Trust plc. The director's fees due in respect of this appointment accrued to the company.

Approved by the Board of Directors on 13 March 2006 and signed on its behalf by:

M J Gordon

Corporate governance statement

The directors consider that the company since listing, has, except as detailed in this report and the Directors' Remuneration Report, complied throughout the year ended 31 December 2005 with the provisions of the revised Combined Code on corporate governance issued by the Financial Reporting Council in July 2003.

Board of Directors

The Board is responsible to shareholders for the stewardship and profitable management of the company's business, assets, finances and affairs.

Whilst day-to-day responsibility for the group's business is delegated to the Executive Committee, the Board is responsible for: ensuring the group's overall strategic aims, together with detailed medium term plans and annual budgets, are set and for monitoring performance against them; ensuring the group has a sound system of internal control and risk management, including the management of health and safety issues; approving all significant expenditure, developments, acquisitions and disposals; ensuring the group has appropriate management in place and suitable plans for management and Board succession; and authorising the remuneration of senior executives.

The Board of Directors has regular bi-monthly meetings and ad hoc meetings as required. Its proceedings are governed by a written Code of Conduct which incorporates the principles of the Code, and which includes a schedule of reserved matters. The Board met nine times in 2005. All directors attended these meetings except that A J Brown was not present at the Meeting of 15 February 2005, P W Mason did not attend the Meeting on 9 March 2005 and M J Gordon was absent from the Meeting on 22 April 2005. The Non-Executive Directors have met on a number of occasions without either the Executive Directors or Chairman present. The Board's deliberations are assisted by detailed information concerning the group's financial and operating results issued in advance of Board meetings.

The Board is headed by a Non-Executive Chairman, has a nominated Senior Independent Director and includes sufficient Independent Non-Executive Directors as to ensure that due weight and consideration is given to all its decisions.

The company's Articles of Association require that the directors submit themselves for re-election every three years. The Board is of the opinion that the structure and number of directors is appropriate for the size of the company. The size of the Board, and the number of Independent Non-Executive Directors means that each is a member of all Board Committees.

Further biographical details of each director are given on page 11. Details of directors' service contracts or letters of appointment are given on pages 16 and 17.

The Board believes that each of the Non-Executive Directors can be considered independent. P W Mason was originally appointed to the Board of Countrywide Assured Group plc in 1992 as a representative of Guardian PLC, a former major shareholder. However, Mr Mason left Guardian in 1999 and the shareholding has subsequently been sold. In 1999, Mr Mason entered into a service agreement with Countrywide Assured Group plc on similar terms to the other Independent Non-Executive Directors.

The Board has considered Mr Mason's position very carefully. It has concluded that Mr Mason's experience as a qualified actuary working in the financial services industry, together with his own knowledge of the company and its products contribute greatly to the Board's effectiveness, and that he can be considered to be independent.

The formal process of evaluation of the Board, individual directors and the Board Committees was undertaken in June 2005. The performance of the Board was evaluated by the directors collectively; of the Board Committees by each Committee; of the Chairman by all the directors; and of individual directors by the Chairman. The first stage of the evaluation process consisted of the completion by each director of questionnaires covering such matters as the Board's performance against its objectives; the Board's contribution to strategy; the Board's contribution to risk management; the Board's composition focusing on the mix of knowledge and skills; the Board's communications; the Board's procedures and processes; the director's personal contribution. The results of these questionnaires were collated by the Company Secretary, and were considered at meetings between the relevant parties. The conclusions of these meetings, any issues arising and actions agreed were reported to the Board for its consideration. The broad conclusion from this process was that the Board and directors function effectively meeting expected standards.

Nominations Committee

The Board has established a Nominations Committee, the majority of the members of which are Non-Executive. The duties of the Committee are to review all appointments to the Board to ensure that recruitment to the Board is

conducted in a systematic, objective and consistent manner. All recommendations by the Nominations Committee are ratified by the Board. The Committee is also responsible for ensuring that plans are in place for orderly succession to the Board, Executive Committee and senior management positions, and the standard, size and composition of the Board is regularly reviewed. The Committee will normally meet three times a year. In 2005, the Committee met three times. All members were present.

Current members of the Committee are:
C H Sporborg (Chairman)
H D Hill
M J Gordon
A J Brown

The Nominations Committee has thought long and hard about the Chairman's successor and has conducted a thorough external search, meeting some excellent candidates. However, the Committee has concluded that the best candidate to succeed C H Sporborg as Non-Executive Chairman is H D Hill, currently Group Managing Director.

In reaching this conclusion the Committee was mindful of Principle A.2.2 of the Combined Code which recommends that, other than in exceptional circumstances, the Chief Executive should not go on to become Chairman of the company. However, the Committee concluded that the greatest challenge facing the company over the next few years is represented by the fundamental change to the housing market that will come about through the introduction of Home Information Packs. The Committee will now commence the search for H D Hill's replacement. In addition to a number of excellent internal candidates, consideration will also be given to other suitably experienced executives from outside the company.

Audit Committee

The Audit Committee is comprised only of Independent Non-Executive Directors. The Committee meets at least four times a year. In 2005, The Committee met four times and all members were present. It is guided by the Guidance on Audit Committees (Smith Guidance). It reviews the group's accounting policies, principles and practices and the half year report and the Annual Report and Accounts prior to their submission to the Board and considers any matters raised by the auditors. Its responsibilities include reviewing the group's financial and accounting controls, consideration of the effectiveness of the group's internal controls and the need for a group internal audit function. The Committee is responsible for relationships with the auditors, their terms of engagement and remuneration and, in addition to the continuous monitoring of their performance, once a year conducts a formal review of their effectiveness and independence. In 2005, the Committee conducted a formal tender process for the provision of the group's audit services. Following this rigorous process, BDO Stoy Hayward LLP were appointed auditors. The committee reviews all material non-audit engagements to ensure the auditors' independence and objectivity is not compromised.

Current members of the Committee are:
A J Brown (Chairman)
P W Mason
M J Gordon

Mr Brown has recent and relevant experience as the Finance Director of Gartmore Investment Management plc and Hawkpoint Partners Limited respectively.

The terms of reference of the Nominations Committee, Remuneration Committee and the Audit Committee are available from the company's website www.countrywideplc.co.uk.

Corporate governance statement *(continued)*

Executive Committee

Day to day responsibility for the direction and management of the group is delegated to an Executive Committee. This Committee meets bi-monthly and its responsibilities include recommending and implementing strategy, risk management and setting and maintaining objectives and standards of performance. It operates under a Code of Conduct which includes the authority to approve agreed levels of capital expenditure and other forms of investment. Its members are:

		Date of Appointment to the Committee
H D Hill	Group Managing Director (Chairman)	24 May 2004
M C Nower	Group Finance Director	24 May 2004
G R Williams	Head of Group Legal and Company Secretary	24 May 2004
G R Fitzjohn	National Sales Director, Estate Agency and Financial Services Division	24 May 2004
T Marris	Chairman, Conveyancing Division	24 May 2004
C P Shaw	Managing Director, Countrywide Surveyors	24 May 2004
A H Ekins	Sales Director, Estate Agency and Financial Services Division	24 May 2004
J Williams	Client Relationship Director	24 May 2004
D B Fletcher	Sales Director Estate Agency and Financial Services Division	1 January 2005
R A Scarff	Sales Director Estate Agency and Financial Services Division	1 January 2005
J A Snowball	Managing Director, Countrywide Principal Services	30 November 2005

Investor Relations

Wherever appropriate, the Executive Directors and the Chairman meet with institutional investors to explain the company's strategy and progress towards its goals and any other matters published. The Senior Independent Non-Executive Director is available to discuss any issues of concern to major shareholders, including remuneration issues. In addition, dialogue is maintained with the analyst community to assist with the interpretation of the company's results and strategy. Both analysts and investors are encouraged to attend the company's AGM which is held in an open fashion designed to encourage participation from the private investor. All published analysts' research, which is made available to the company and any shareholder feed back received are distributed to the Board. All Committee chairmen attend the AGM to meet with shareholders and discuss relevant matters and investors are encouraged to visit the company's website at www.countrywideplc.co.uk.

Any enquiries from individuals on matters relating to their shareholdings and the company business are welcomed and are dealt with in an informative and swift manner.

Internal Control

The Board is ultimately responsible for the group's system of control and for reviewing its effectiveness. However such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Combined Code requires that the directors review the effectiveness of the group's system of internal controls, including financial, operational, compliance and risk management. Guidance for Directors Internal Control: Guidance for Directors on the Combined Code (the Turnbull guidance) was published in September 1999.

The Board confirms that procedures necessary to implement the Turnbull guidance have been in place throughout the year ended 31 December 2005 and up to the date of signing this report. Emphasis is placed throughout the group on the importance of internal controls. The Board actively promotes a culture of quality and integrity and it has established straightforward organisational structures throughout the group with clearly drawn lines of accountability, responsibilities and delegation of authority. To the extent that is appropriate without compromising the internal financial control system, all employees participate in the process of risk management.

Group management is responsible for the identification and control of key risks applicable to their areas of business. Through strategic plans, annual budgets, forecasts and regular reporting, the directors consider the development of the group and the risks it is exposed to. These risks may be associated with a variety of internal or external sources including control breakdowns, regulators' requirements, disruption in information systems and competition. The reporting process results in the identification and regular review of the key risks that the group is exposed to, and includes reports of all breaches of internal control.

The group has a comprehensive system for reporting financial results to the Board; each operating unit prepares monthly results with a comparison against budget. The Board reviews these for the group as a whole and determines appropriate action. The directors and head office senior management monitor the performances of individual subsidiaries.

Detailed control procedures exist throughout the group, the effectiveness of which is monitored by individual subsidiary boards, senior head office management and, to the extent needed to support their audit opinion on the financial statements reviewed, the external auditors. Measures taken include physical controls, segregation of duties, management reviews and, in some divisions, internal audit. The Board regularly considers the need for a group internal audit function but is currently satisfied that the arrangements detailed above are appropriate to the group structure and are cost effective and that this function is not necessary.

There are clear, consistent procedures in place for monitoring the system of internal controls. The directors have reviewed the effectiveness of the internal controls during the year. The Audit Committee meets at least at least four times a year and, inter alia, reviews the effectiveness of the group's system of internal financial controls.

Auditors

The group undertakes a formal review of the auditors every three years, subject to the shareholders' appointment of the auditors, and, in addition also monitors the auditors' performance as part of an ongoing process. The auditors and the Audit Committee have put safeguards in place to avoid the possible compromise of the auditors' objectivity and independence. The procedures in respect of other services provided by the auditors are as follows:

- Audit related services – This is work that in their capacity as auditors is best undertaken by themselves. These relate to formalities such as shareholders and other circulars, borrowings, various regulatory reports and work on acquisitions and disposals.
- Tax consulting – The auditors will be used when particularly relevant and all other significant tax consulting is put out to tender.
- General consulting – Where appropriate, all sizeable projects are put out to tender. BDO Stoy Hayward LLP may be invited to tender providing both parties are satisfied that the nature of the contract will not present a threat to the independent nature of the audit team. Before commencement of any works by BDO Stoy Hayward LLP, the Audit Committee first have to approve that the project would be best handled by BDO Stoy Hayward LLP.

These safeguards have been approved by the Audit Committee, with regular reviews and updates when required in-light of internal developments. The auditors report to both the directors and the Audit Committee with regards to their compliance with professional and regulatory requirements and best practice. Note 7 on page 48 sets out the actual fees earned by BDO Stoy Hayward LLP and the previous auditors, KPMG Audit plc.

Directors' report

The directors present their report and the audited accounts of Countrywide plc for the year ended 31 December 2005.

Results

The group income statement for the year ended 31 December 2005 sets out on page 31 shows:

	2005	2004
	£000	£000
Profit after tax	27,199	27,456

An interim dividend of 1.0p (2004: 4.50p) per ordinary share was paid on 3 October 2005. Your directors are recommending the payment of a final dividend of 3.00p (2004: 4.50p) per share net, bringing the total dividend for 2005 to 4.00p. The ex-dividend date will be 22 March 2006.

Review of the business and significant events

The principal activities and a review of the group's business and operations during the year, significant events, and future prospects is contained in the Chairman's Statement and in the Operating and Financial Review on pages 1 to 10.

Directors

The present directors are listed on page 11. All directors served throughout the year. On 9 February 2005, Mr C H Sporborg resigned from his position as Chairman of the Remuneration Committee and Mr M J Gordon, an independent Non-Executive Director, was appointed as Mr Sporborg's replacement. In accordance with the Articles of Association, Mr H D Hill and Mr A J Brown retire at the forthcoming Annual General Meeting to be held on 11 May 2006. Being eligible they will seek re-election at the meeting. Biographical details of each director are given on page 11.

Details of directors' interests in the shares and share options of the company are set out on pages 15 and 16.

No director has a service contract of more than one year's duration.

No director had any material interests in any significant contract in any company of the group during the year.

Significant events

On 23 December 2005, the group increased its shareholding in its associated company, TMG Holdings Limited (TMG), to 70% and immediately sold 20% to Connells Limited for £3.4 million realising a profit on disposal of £2.6 million. Connells Limited purchased the remaining 30% of the share capital from the other shareholders. At 31 December 2005 both Countrywide and Connells owned 50% of the shares in TMG.

On 30 January 2006, the group then sold half of its 50% holding to Halifax Estate Agencies Limited for £3.2 million realising a profit of £2.7 million. At the same time Connells Limited sold half of its holding to Rightmove plc (formerly rightmove.co.uk Limited) and a joint venture agreement was signed between each of the four shareholders.

On 22 February 2006, Rightmove plc issued a Price Range Prospectus in which it stated that Countrywide Estate Agents (CEA), a wholly owned subsidiary of the group, together with the other founding shareholders, would be selling some of the shares it holds. It also stated that Rightmove plc would be seeking Admission to the Official List and trading on the London Stock Exchange. On 10 March 2006, it was announced that the offer price was 335p. CEA will be selling 5.3 million shares realising a profit of £16.5 million. Following Admission, the group will own 28.5 million shares which, at the Offer Price, will be worth £95.5 million.

Indemnification of directors

Qualifying third party indemnity provisions (as defined in section 309B(i) of the Companies Act 1985) are in force for the benefit of the directors and former directors who held office during 2005.

Substantial shareholdings

The following substantial interests in the company's ordinary share capital at 10 March 2006 have been notified to the company:

Substantial shareholders	Beneficial interest (Number of shares held)	Non-beneficial interest (Number of shares held)	Total (Number of shares held)	Percentage of the issued share capital
Standard Life Investments Limited	6,245,305	–	6,245,305	3.52
Prudential plc	6,093,917	–	6,093,917	3.43
Barclays Bank plc	–	7,078,398	7,078,398	3.99
Goldman Sachs Group Inc.	–	10,531,696	10,531,696	5.94
Artisan Partners Limited Partnership	–	7,157,315	7,157,315	4.03
Lehman Brothers International (Europe) Limited	–	8,981,910	8,981,910	5.00
Morgan Stanley Securities Limited	–	6,781,755	6,781,755	3.82

No other person holds 3% or more of the issued share capital of the company.

There were no significant contracts with substantial corporate shareholders during the year.

Purchase of own shares by the company in 2005

At the Annual General Meeting held on 27 April 2005, shareholders approved the relevant special resolutions for the company to buyback up to 17,028,751 ordinary shares. The company purchased, through Panmure Gordon & Co., its own ordinary 5p shares, held in Treasury on the dates shown below and representing 0.94% of the total issued share capital at 23 November 2005.

Date of purchase	Number of shares purchased	Purchase price per share	Total consideration £
19 August 2005	250,000	349.9346p	874,836.50
16 August 2005	25,039	364.5000p	91,267.16
29 September 2005	60,000	387.0000p	232,200.00
30 September 2005	150,000	391.4787p	587,218.05
4 October 2005	50,000	394.8374p	197,418.70
18 October 2005	125,000	378.9380p	473,672.50
20 October 2005	100,000	369.4000p	369,400.00
26 October 2005	100,000	360.0000p	360,000.00
31 October 2005	100,000	365.0000p	365,000.00
1 November 2005	100,000	367.0000p	367,000.00
15 November 2005	100,000	378.0000p	378,000.00
16 November 2005	100,000	378.1359p	378,135.90
17 November 2005	100,000	378.5000p	378,500.00
18 November 2005	100,000	383.0000p	383,000.00
21 November 2005	100,000	382.0000p	382,000.00
22 November 2005	37,500	381.2084p	142,953.15
23 November 2005	89,113	380.8597p	339,395.50
Totals and average	1,686,652	373.5209p	6,299,997.46

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 enable companies to retain any of their own shares purchased as Treasury shares with a view to a possible re-issue at a future date, rather than cancelling them as the legislation previously required. These Treasury Shares may give the company the ability to re-issue them quickly and cost-effectively. They may also provide additional flexibility to the company in the management of its capital base. No dividend will be paid on shares while held in Treasury, and no voting rights will attach to them.

Donations

During the year donations to charities by the group totalled £18,000 (2004: £51,000). There were no UK or EU political contributions and no political expenditure was incurred.

Directors' report *(continued)*

Financial instruments

The group's policy on financial assets and liabilities is stated on page 40 and its interest in financial instruments is reported in notes 30 and 31 on pages 65 to 67 of the accounts.

Waivers of dividends

SG Hambros Trust Company (Channel Islands) Limited, the Trustee of the Countrywide Assured Group Employee Benefit Trust, a shareholder of 844,840 ordinary shares of 5p in the company, agreed to partially waive its right to receive the dividend for 31 December 2004 of 4.50p per share net and instead received a dividend of 0.000001p per share net on its holdings which amounted to £0.84. The dividends waived amounted to £38,017.80 and the Trust's shareholding represented approximately 0.50% of the issued share capital of the company at the record date, 18 March 2005.

In addition, the Trustees also partially waived their right to receive the interim dividend for 30 June 2005 of 1p per share net on their holding of 794,840 ordinary shares of 5p in the company and received instead a dividend of 0.000001p per share net on their holding which amounted to £0.79. The dividends waived were £7,948.40 representing approximately 0.44% of the issued share capital of the company at the record date, 19 August 2005.

The Trustees of the company's Employee Benefit Trust, which was established by a Deed dated 21 January 1992, oversee the administrative work and also acquire shares with which to satisfy the options or rights granted under the Countrywide Assured Group plc Deferred Incentive Schemes and Executive Share Bonus Schemes. Pursuant to the Deed dated 21 January 1992 as amended by a Deed of Variations dated 3 October, 1997 and 14 May 2004, at the direction of the company the Trustees are obliged to waive their right to receive all or any part of any dividend payable by any company whose shares are held by the Trustees.

The Trustees have, in addition, partially waived their right to receive a final dividend, if any, on their holdings and instead will receive 0.000001 pence per share net.

Personnel

The group has a practice of keeping employees informed of group affairs through news circulars and meetings involving directors, managers and staff. The Report and Accounts are made available to employees who are all encouraged to involve themselves in the performance of the group. Employees can access the company intranet to obtain the general information of the group. Employees are encouraged to discuss operational issues with their line management or to suggest ways to improve performance. The company has established a Share Option Plan in which certain employees of the group are selected for participation. The company also has a Sharesave Plan for all employees and directors subject to service criteria. The company has taken over an Employee Benefit Trust of Countrywide Assured Group plc, now Balanus Limited, for the benefit of employees and directors of the company and its subsidiaries.

Equal opportunities

The group is committed to a policy of equal opportunity in employment and believes that this is essential to ensuring the success and growth of the organisation. To this end, the group makes every effort to select, recruit, train and promote the best candidates based on suitability for the job; to treat all employees and applicants fairly regardless of race, sex, marital status, nationality, ethnic origin or disability; and to ensure that no employee suffers harassment or intimidation.

Disabled employees

It is the policy of the group to provide employment and to make reasonable adjustment to accommodate disabled persons wherever the requirements of the organisation will allow and if applications for employment are received from suitable individuals. If existing employees become disabled every reasonable effort will be made to ensure that their employment with the group can continue on a worthwhile basis with career opportunities available to them.

Health, safety and welfare at work

The group places the greatest importance on the health, safety and welfare of its employees. The group sets its health, safety and welfare policies, group standards and procedures to identify and remove any hazardous areas, or reduce material risks of fire and of accidents or injuries to employees and visitors, and in conjunction with its personnel policies to manage workplace stress levels.

Health & Safety and Fire officers actively implement the group's policies, standards and procedures in all branches in which the group operates. The Officers report annually to the group Health & Safety Officer on issues relating to the health, safety and welfare of the employees. These reports are reviewed by the Board and suitable enhancements or improvements are made.

To this end, the group makes every reasonable effort to provide safe and healthy working conditions in all its offices. Similarly, it is the duty of all employees to

exercise responsibility and to do everything to prevent injury to themselves and to others. The policy standards and procedures are communicated to employees through contracts of employment, staff hand books, operating manuals, bulletins and notice boards as appropriate.

Social, ethical and environmental issues

The company takes its responsibility for social, ethical and environmental issues very seriously and recognises the importance of developing and maintaining high standards.

Being a financial services company and residential estate agency, the directors believe that the activities of the group do not materially contribute to pollution or cause material damage to the environment.

Even so, the group commits itself to all available processes and practices that have the least impact on the environment. It also seeks to use all its resources carefully and with prudence. All employees are encouraged to conserve all types of energy, and to minimise waste and recycle waste products wherever possible. The group also encourages its suppliers to minimise waste.

At the company Head Office we have the following initiatives currently in place:

- Recycling of all paper, cardboard and related materials.
- Recycling of used printer cartridges and mobile phones.
- The use of rechargeable batteries, rather than the disposable type.

While the company is accountable to shareholders, we take into account the interest of all our stakeholders including our employees, our customers and our suppliers as well as the local community, and the environment in which we operate.

Employees

The company:

- Provides clear and fair terms of employment.
- Provides clean, healthy and safe working conditions.
- Has a fair remuneration policy everywhere we operate.
- Strives for equal opportunities for all present and potential employees.
- Encourages employees to develop skills and progress in their careers.
- Does not tolerate any sexual, physical or mental harassment of our employees.
- Does not discriminate on grounds of colour, ethnic origin, gender, age, religion, political or other opinion, disability or sexual orientation.
- Does not employ underage staff.

Customers

The company:

- Seeks to be honest and fair in our relationships with our customers.
- Provides the standards of product and service that have been agreed.
- Takes all reasonable steps to ensure the safety and quality of products or services that we produce.

Suppliers

The company:

- Seeks to be honest and fair in our relationships with suppliers and subcontractors.
- Pays suppliers and subcontractors in accordance with agreed terms.
- Has a policy not to offer, pay or accept bribes or substantial favours.
- Encourages suppliers and subcontractors to abide by the principles of this policy.

Community and environment

The company:

- Aims to make the communities in which we work better places to live and do business.
- Aims to be sensitive to the local community's cultural, social and economic needs.
- Endeavours to protect and preserve the environment where we operate.

Shareholders and other suppliers of finance

The company:

- Is financially accountable to its shareholders.
- Communicates to shareholders all matters that are material to an understanding of the future prospects of the organisation.

Directors' report *(continued)*

- Aims to protect shareholders' funds, manage risks and ensure funds are used as agreed.

Management commitment

- The management will do all in its power to conform to the letter and spirit of this policy.

Creditor payment policy

It is not the company's policy to specify any code of payment practice across the group. Each of the group's operating businesses is responsible for agreeing the terms under which transactions with suppliers are conducted. However, it is group policy that payments to suppliers must be made in accordance with these terms, providing that the supplier is also complying with the agreed terms of business. The number of creditor days outstanding at 31 December 2005, based on the consolidated financial statements, was 31.7 (2004: 28.0) for the group and 44.4 (2004: 50.1) for the company.

Institutional Shareholders' Committee's Statement of Best Practice

The company supports the aims of the Statement and has, where appropriate, adopted its recommendations.

Article 110 of the company's Articles of Association contains restrictions to the borrowing powers of the company. These are summarised as follows:

The borrowings of the company and its subsidiaries for the time being (excluding inter-company borrowing) shall not at any time, without previous sanction of an ordinary resolution of the company, exceed three times the aggregate of:

(a) The amount paid up on the issued share capital of the company; and,

(b) The amount standing to the credit of the consolidated capital and revenues reserves of the company and its subsidiaries (including retained earnings);

all as shown in the latest audited consolidated balance sheet of the company and its subsidiaries, but adjusted where necessary.

Annual General Meeting

The Annual General Meeting (AGM) of the company will be held on Thursday 11 May 2006 at the offices of Panmure Gordon, Moorgate Hall, 155 Moorgate, London EC2 6XB at 9.00am. The notice of the AGM is on page 88.

Approval of the Directors' Remuneration Report set out in the Annual Report (Resolution 3)

The Board has produced and submitted the Directors' Remuneration Report for shareholder approval. The policy on directors' remuneration is set out on pages 13 and 14 and the Report is set out on pages 13 to 17 of the Annual Report. Shareholders will be asked to approve this Directors' Remuneration Report under Resolution 3.

Authority to allot relevant securities (Resolution 7)

The company will be asking shareholders to approve the authority which the directors have to allot shares in respect of the authorised but unissued ordinary share capital. Resolution 7 seeks this authority to issue shares up to an aggregate nominal amount of £2,957,195 representing approximately 33.33% of the issued share capital of the company. The directors have no present intention of allotting shares other than in relation to the exercise of options under the company's share option schemes.

Disapplication of pre-emption rights (Resolution 8)

Resolution 8 will be proposed as a Special Resolution, granting the directors authority to allot shares for cash other than to existing shareholders in proportion to their shareholding up to an aggregate nominal value of £443,579 representing 5% of the company's issued share capital.

Both these authorities, if given, will expire at the conclusion of the next Annual General Meeting or 15 months after the passing of the resolution, whichever occurs first.

Power to purchase own shares (Resolution 9)

The Companies Act 1985 permits a public company to purchase its own shares in accordance with powers contained in its Articles of Association with the authority of a resolution of shareholders. The company's Articles of Association gives the company the power to purchase its own shares.

With effect from 1 December 2004, listed companies are able to buy their own shares and, instead of cancelling them, hold them in treasury and either sell them for cash, re-issue them or use them for an employee share scheme under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003.

The aggregate nominal value of shares of any class held as treasury shares must not be at any time exceed 10% of the nominal value of the issued share capital of the shares in that class at that time.

Your directors believe that the company should seek shareholder approval for the authority to purchase its own shares. However, this authority will only be exercised when the result would be an increase in earnings per share and in the best interests of the company.

Resolution 9 will be proposed as a Special Resolution at the Annual General Meeting to give the necessary authority.

The Board confirms that, in the event of a significant change in the company's issued share capital, it will consider the impact of such a change on the options granted under its various option schemes. Where appropriate, and where the scheme rules permit, option grants or exercise targets may be adjusted.

Amendment to the Countrywide various Share Plans and Schemes

It is proposed that a minor amendment be made to the following Rules of the Countrywide Plans and Schemes by permitting Treasury Shares to be used to satisfy an Option when it is exercised:

(a) Rule 9.4 of the Countrywide Sharesave Plan (Resolution 10)

(b) Rule 9.4 of the Countrywide Approved Share Option Plan (Resolution 11)

(c) Rule 8.4 of the Countrywide Unapproved Share Option Plan (Resolution 12)

(d) Rule 7 of the Savings Related Share Option Scheme (1996) (Resolution 13)

(e) Rule 6.1 of the Executive Share Option Scheme (1996) (Resolution 14)

The definition of 'Treasury Shares' is also added to the 'Interpretation' of all the Plans and the 'Definition' of the Schemes.

In 2005, the company purchased its own Ordinary 5p shares held in Treasury, the details are on page 23. These Treasury Shares can be sold for cash, transferred to an employee share scheme, re-issued or cancelled. The ability to use these Treasury Shares to satisfy an option when an option is exercised will provide additional flexibility to the company to manage its capital base cost-effectively.

Application has been made to the Inland Revenue to obtain their approval to the amendments relating to the Countrywide Sharesave Plan and Approved Share Option Plan but until it has been formally confirmed, the amendments cannot be incorporated into the Plans.

Your directors consider the proposed amendments to the Plans and Schemes to be fair and reasonable and therefore recommend that you vote in favour of these Resolutions.

Performance Share Awards (Resolution 15)

The company proposes to introduce a new share award plan enabling performance-related share awards to be made to senior employees including executive directors and senior management. The intention is that those participating in the performance-related share awards would not also be granted share options.

Subject to the proposed new share award plan being approved at the forthcoming Annual General Meeting, the Committee intends to make awards to executive directors and senior management of share awards subject to stretching targets. These will be based 50% on Total Shareholder Return ("TSR"), and half on earnings per share ("EPS"), as explained in more detail in the circular to shareholders enclosed with the Report and Accounts for 2005. The awards subject to TSR targets are intended to reward strong relative performance, whilst awards subject to EPS targets will reward absolute performance. The Committee reserves the right to grant awards at a proportion of basic salary which, in exceptional circumstances only, could be up to 200%. The total levels of performance share awards will not be excessive.

Shareholder website facility

The directors have arranged with Capita Registrars to offer an on-line shareholders service to private shareholders only where they can access to the following information in respect of their shareholding in the company:

- Account Enquiry: allows private shareholders to see their shareholding on the register including transaction history, dividend payment history and up-to-date share valuation.
- Amendments of Standing Data: allows private shareholders to change registered postal address and add, change or delete dividend mandate instructions. A dividend mandate form and stock transfer forms can be downloaded from this website.

To use these facilities, private shareholders should log on to Capita Registrars website (www.capitaregistrars.com) and select 'Are You a Shareholder' and follow on-screen instructions.

Some of the facilities require a shareholder to apply for a user ID and password, where this is required instructions are clearly detailed on the website.

If shareholders have any queries, please contact Capita Registrars on 0870-162-3100, overseas +44-20-8639-2157 or email: as@capitaregistrars.com.

Directors' report *(continued)*

Directors' responsibility statement

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the group, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985.

Financial statements are published on the group's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the group's website is the responsibility of the directors. The directors' responsibility also extends to the ongoing integrity of the financial statements contained therein.

The directors are responsible for preparing the annual report and the financial statements. The directors are required to prepare financial statements for the group in accordance with International Financial Reporting Standards (IFRS) and have chosen to prepare financial statements for the company in accordance with UK Generally Accepted Accounting Practice (UK GAAP).

Group financial statements

Company law requires the directors to prepare such financial statements in accordance with International Financial Reporting Standards, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and presentation of financial statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. A fair presentation also requires the directors to:

- consistently select and apply appropriate accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

Parent company financial statements

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit and loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

Going concern

After making enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in the accounts.

Auditors

During the year KPMG Audit plc resigned as auditors to the company and its subsidiary companies and BDO Stoy Hayward LLP were appointed in their place. A resolution to reappoint BDO Stoy Hayward LLP as the company's auditors will be proposed at the Annual General Meeting and to authorise the directors to fix the auditors' remuneration.

Approved by the Board on 13 March 2006 and signed on its behalf by:

Gareth R Williams
Company Secretary

Report of the independent auditors

to the shareholders of Countrywide plc

We have audited the group and parent company financial statements (the "financial statements") of Countrywide plc for the year ended 31 December 2005 which comprise the Group Income Statement, the Group Statement of Recognised Income and Expense, the Group and Parent Company Balance Sheets, the Group Cash Flow Statement and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and for preparing the parent company financial statements and the Directors' Remuneration Report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether, in addition, the group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Chairman's Statement, the Operating and Financial Review and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985 or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Report of the independent auditors *(continued)*

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 December 2005; and
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

BDO Stoy Hayward LLP
Chartered Accountants and Registered Auditors

London

13 March 2006

Group income statement

for the year ended 31 December 2005

	Note	2005 £000	2005 £000	2004 £000	2004 £000
Continuing operations					
Revenue			**528,164**		474,186
Other income	**3**		**14,264**		9,614
Exceptional income – Profit on disposal of freehold properties	**7**		**4,982**		–
			547,410		483,800
Employee benefit costs	**4**		**(317,007)**		(269,115)
Depreciation and impairment			**(10,872)**		(9,782)
Other expenses:					
Regular expenses		**(182,608)**		(152,262)	
Exceptional items:					
Cost of group restructuring		**–**		(9,424)	
Write off of computer software and associated contracts	**7**	**(5,540)**		–	
Loss on disposal of investment property		**–**		(1,909)	
			(188,148)		(163,595)
Group operating profit before exceptional items		***31,941***		*52,641*	
Exceptional items (net)		***(558)***		*(11,333)*	
Group operating profit			**31,383**		41,308
Finance expense	**5**		**(5,603)**		(3,736)
Finance income	**6**		**2,252**		2,219
Share of profit/(loss) of associates	**15(b)**		**70**		(287)
Profit on part disposal of associated undertaking			**2,621**		–
Share of profit of joint ventures		**1,591**		746	
Share of joint venture taxation	**15(c)**	**(647)**	**944**	(224)	522
Profit before taxation	**7**		**31,667**		40,026
Taxation	**9**		**(4,468)**		(13,989)
Profit for the year from continuing operations			**27,199**		26,037
Post tax profit for the year from discontinued activities	**8**		**–**		1,419
Profit for the year attributable to equity shareholders			**27,199**		27,456
Earnings per share expressed in pence per share:					
Basic	**11**		**15.45**		16.45
Diluted	**11**		**15.37**		16.36
Earnings per share from continuing operations:					
Basic	**11**		**15.45**		15.60
Diluted	**11**		**15.37**		15.52

Group statement of recognised income and expense
for the year ended 31 December 2005

	Note	2005 £000	2004 £000
Foreign exchange translation differences		**(6)**	217
Actuarial (losses)/gains arising in the pension scheme	4(d)	**(2,619)**	510
Deferred tax adjustment arising on the pension scheme assets and liabilities	9	**786**	(153)
Share of deferred tax asset in respect of joint venture equity settled share options recognised directly in equity	15(c)	**500**	–
Income and expense recognised directly in equity		**(1,339)**	574
Profit for the year		**27,199**	27,456
Total income and expense recognised for the year attributable to equity shareholders		**25,860**	28,030

Group balance sheet
as at 31 December 2005

	Note	2005 £000	2004 £000
Assets			
Non-current assets			
Intangible assets:			
Goodwill	12	**37,737**	35,377
Other intangible assets	13	**6,164**	11,224
Property, plant and equipment	14	**22,397**	30,742
Investments accounted for using the equity method:			
Investments in associates	15(b)	**1,689**	2,456
Investments in joint ventures	15(c)	**2,049**	2,105
Other investments	15(d)	**1,225**	1,217
Other receivables	16	**1,401**	2,294
Deferred tax asset	21	**11,479**	7,512
Total non-current assets		**84,141**	92,927
Current assets			
Trade and other receivables	16	**78,006**	72,820
Cash and cash equivalents	17	**6,987**	21,398
Total current assets		**84,993**	94,218
Total assets		**169,134**	187,145

	Note	2005 £000	2004 £000
Shareholders' equity			
Share capital	22	**8,872**	8,515
Share premium	24	**30,213**	1,711
Capital redemption reserve	24	**50**	50
Capital reserve	24	**(433,829)**	(433,829)
Treasury share reserve	24	**(6,216)**	–
ESOP share reserve	24	**(571)**	(839)
Other reserves	24	**1,109**	1,109
Translation reserve	24	**211**	217
Retained earnings	24	**423,584**	406,557
Total shareholders' equity		**23,423**	(16,509)
Non-current liabilities			
Financial liabilities – loans and borrowings	19	**5,000**	75,000
Defined benefit scheme liabilities	4(d)	**15,514**	13,481
Provisions	20	**8,450**	12,024
Other liabilities	26	**1,204**	–
Deferred income		**18,060**	19,618
Total non-current liabilities		**48,228**	120,123
Current liabilities			
Financial liabilities – bank overdrafts	19	**–**	2,297
Trade and other payables	18	**82,399**	69,779
Provisions	20	**10,130**	7,072
Current tax liabilities		**4,954**	4,383
Total current liabilities		**97,483**	83,531
Total liabilities		**145,711**	203,654
Total equity and liabilities		**169,134**	187,145

Approved and authorised for issue by the Board of Directors on 13 March 2006 and signed on its behalf by:

C H Sporborg   M C Nower

Group cash flow statement

for the year ended 31 December 2005

	Note	2005 £000	2005 £000	2004 £000	2004 £000
Cash flows from operating activities					
Cash generated from operations	25		45,021		74,015
Interest paid			(5,800)		(2,479)
Tax paid			(5,069)		(22,020)
Net cash from operating activities			34,152		49,516
Cash flows from investing activities					
Acquisition of subsidiaries, net of cash acquired	26	(1,008)		(48,479)	
Purchase of investments		(10)		(11)	
Demerger of subsidiary		–		(1,043)	
Costs of group restructuring		–		(10,550)	
Net portfolio – Life business shareholder investments		–		(8,337)	
Purchase of property, plant and equipment		(5,510)		(10,526)	
Purchase of intangible assets		(1,407)		(4,059)	
Proceeds from sale of property, plant and equipment		11,021		22,730	
Proceeds from part disposal of associated undertaking		3,412		–	
Dividend received		1,537		–	
Interest received		2,193		2,180	
Net cash generated from/(used in) investing activities			10,228		(58,095)
Cash flows from financing activities					
Proceeds from issue of share capital		28,943		12,749	
Proceeds from disposal of own shares		268		1,742	
Proceeds from term loan		–		75,000	
Repayment of term loan		(70,000)		(15,600)	
Return of capital on group restructuring		–		(85,004)	
Buyback of shares		(6,300)		–	
Dividend paid	10	(9,405)		(23,528)	
Net cash used in financing activities			(56,494)		(34,641)
Net decrease in cash and cash equivalents			(12,114)		(43,220)
Cash and cash equivalents at 1 January (net of any bank overdrafts)			19,101		62,321
Cash and cash equivalents at 31 December (net of any bank overdrafts)			6,987		19,101

Notes to the group accounts

1. Accounting policies

a. Basis of preparation

These group financial statements have been prepared in accordance with International Financial Reporting Standards including International Accounting Standards and Interpretations (collectively 'IFRS') issued by the International Accounting Standards Board ('IASB') and endorsed for use by companies in the EU, and with those parts of the UK Companies Act 1985 applicable to companies reporting under IFRS.

These are the group's first consolidated financial statements prepared in accordance with IFRS and IFRS1 First-time Adoption of International Financial Reporting Standards has been applied. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the group is set out in note 33.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amount of assets and liabilities at the balance date and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, events or actions, actual results may differ from those estimates.

First-time adoption

In preparing these financial statements, the group has elected to apply the following transitional arrangements permitted by IFRS 1 'First-time Adoption of International Financial Reporting Standards':

- Business combinations effected before 1 January 2004, including those that were accounted for using the merger method of accounting under UK accounting standards, have not been restated.
- The carrying amount of capitalised goodwill at 31 December 2004 that arose on business combinations accounted for using the acquisition method under UK GAAP was frozen at this amount and tested for impairment at 1 January 2004.
- Goodwill written off directly to reserves on business combinations effected before 1 January 1998 has not retrospectively been capitalised and will not be transferred to the income statement on the disposal of a subsidiary to which it relates.
- Actuarial gains and losses of employee defined benefit plans have been recognised in full at 1 January 2004.
- Only those exchange differences arising on the retranslation of foreign operations since 1 January 2004 have been recognised as a separate component of equity.
- IFRS 2 'Share based payments' has been applied to employee options granted after 7 November 2002 that had not vested by 1 January 2005.

b. Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the company. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The consolidated financial statements incorporate the results of business combinations using the purchase method other than disclosed above (see 'first-time adoption'). In the consolidated balance sheet, the acquiree's identifiable assets, liabilities and contingent liabilities are initially recognised at their fair values at the acquisition date. The results of acquired operations are included in the consolidated income statement from the date on which control is obtained.

Reverse acquisition accounting has been adopted to reflect the Scheme of Arrangement under which the company issued shares to former shareholders of Countrywide Assured Group plc and became the only shareholder in that company. Under this method Countrywide Assured Group plc, the former holding company of the group, is treated as if it was the acquiring company of the group. The demerger of the Life Business of Countrywide Assured Group plc has been treated as a transaction with shareholders and is reflected as a movement in the reserves of the company and group.

Notes to the group accounts *(continued)*

1. Accounting policies *(continued)*

b. Basis of consolidation (continued)

Associates

Associates are those entities in which the group has significant influence, but not control or the power to exert control, over the financial and operating policies. The consolidated financial statements include the group's share of the profits and losses of associates on an equity accounted basis and the group's share of their net assets is included in investments in the consolidated balance sheet. When the group's share of losses exceed its interest in an associate, the group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred legal or constructive obligations or made payments on behalf of an associate.

Jointly controlled entities

A jointly controlled entity is an undertaking in which the group has a long-term interest and over which is exercises joint control. Jointly controlled entities are equity accounted, meaning that the group's share of the profits and losses of jointly controlled entities is included in the consolidated income statement and its share of net assets is included in investments in the consolidated balance sheet. When the group's share of losses exceeds its interest in a jointly controlled entity, the group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred legal or constructive obligations or made payments on behalf of a jointly controlled entity.

Transactions eliminated on consolidation

Intragroup balances, and any gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Gains arising from transactions with associated and jointly controlled entities are eliminated to the extent of the group's interest in the entity. Losses are eliminated in the same way as gains, but only to the extent that there is no evidence of impairment.

c. Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 January 2004, the date of transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

When parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment.

Depreciation

Depreciation is charged to profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. The estimated useful lives are as follows:

- Buildings — 50 years
- Leasehold properties and improvements — over the period of the lease
- Office furniture and equipment — 3 to 5 years
- Motor vehicles — 3 to 5 years

The residual value is reassessed annually.

Leased assets

Leases under which the group assumes substantially all the risks and rewards of ownership of an asset are classified as finance leases. Property, plant and equipment acquired under finance leases is recorded at fair value or, if lower, the present value of minimum lease payments at inception of the lease, less depreciation and any impairment.

d. Intangible assets

Goodwill

Goodwill has been recognised on acquisitions of subsidiaries, associates and joint ventures. In respect of business acquisitions that have occurred since 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 has not been reconsidered in preparing the group's opening IFRS balance sheet at 1 January 2004.

1. Accounting policies *(continued)*

d. *Intangible assets* (continued)

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is no longer amortised but is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

Other intangible assets

Intangible assets other than goodwill that are acquired by the group are stated at cost less accumulated amortisation and impairment losses.

Expenditure on internally generated goodwill and brands is recognised in profit or loss as an expense when incurred.

Internal costs that are incurred during the development of significant and separately identifiable computer software for use in the business are capitalised where the software is integral to the generation of future economic benefits. Internal costs that are capitalised are limited to incremental costs specific to the project.

Amortisation

Amortisation is charged to profit or loss on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. The estate agency pipeline has a very short life and it is charged to profit or loss over the period that it unwinds, which is typically 3 to 4 months. All goodwill and intangible assets with an indefinite useful life are tested systematically for impairment at each annual balance sheet date. Computer software is amortised over 3 to 5 years.

e. *Trade and other receivables*

Trade and other receivables are stated at their amortised cost less impairment losses.

f. *Cash and cash equivalents*

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

g. *Impairment*

The carrying amounts of the group's assets are reviewed annually to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, intangible assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each annual balance sheet date.

Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

Goodwill and indefinite-lived intangible assets were tested for impairment at 1 January 2004, the date of transition to IFRSs, even though no indication of impairment existed.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

h. *Dividends*

Equity dividends are recognised when they become legally payable. In the case of interim dividends to equity shareholders, this is when declared by the directors. In the case of final dividends, this is when approved by the shareholders at the AGM.

Notes to the group accounts *(continued)*

I. Accounting policies *(continued)*

i. Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in profit or loss as incurred.

Defined benefit plans

The group's net obligation in respect of the defined benefit pension plan is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date of corporate bonds that have maturity dates approximating the terms of the group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

Actuarial gains and losses are recognised immediately in the Statement of Recognised Income and Expense as permitted by the amendment to IAS 19: Employee Benefits in December 2004.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in profit or loss.

Share-based payment transactions

The share option programme allows group employees to acquire shares of the company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each balance sheet date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options measured immediately before and after the modification is also charged to the income statement over the remaining vesting period.

j. Treasury shares

Consideration paid or received for the purchase or sale of Treasury shares is recognised directly in equity. The excess of the cost of Treasury shares held over their nominal value is presented as a separate reserve (the "Treasury share reserve"). Any excess of the consideration received on the sale of Treasury shares over the weighted average cost of the shares sold is credited to the share premium account.

k. Employee Share Ownership Plan (ESOP)

As the company is deemed to have control of its ESOP trust, it is treated as a subsidiary and consolidated for the purposes of the group accounts. The ESOP's assets (other than investments in the company's shares), liabilities, income and expenses are included on a line-by-line basis in the group's financial statements. The ESOP's investment in the company's shares is deducted from shareholders' funds in the group balance sheet as if they were treasury shares, except that the profits on the sale of ESOP shares are not credited to the share premium account.

l. Provisions

A provision is recognised in the balance sheet when the group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

m. Trade and other payables

Trade and other payables are stated at amortised cost.

1. Accounting policies *(continued)*

n. *Revenue*

Services rendered

Revenue, which arises mainly in the United Kingdom, comprises commission and fees receivable.

Commission earned on sales of residential and commercial property is accounted for on the exchange of contracts for such sales. Survey, valuation and conveyancing fees are accounted for on completion of the service being provided. Commission earned on sales of insurance policies and related products is accounted for when the policies go on risk.

o. *Other income*

Other income is recognised when its receipt is assured and the group has no further obligations to any other party in respect of that income.

Rental income from sub-let properties is recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

p. *Expenses*

Operating lease payments

Payments under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised in profit or loss as an integral part of the total lease expense.

Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income and foreign exchange gains and losses. Interest income is recognised in profit or loss as it accrues, using the effective interest method.

q. *Exceptional items*

Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the group and which, individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

r. *Income tax*

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

s. *Segment reporting*

A segment is a distinguishable component of the group that is engaged in either providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Notes to the group accounts *(continued)*

1. Accounting policies *(continued)*

t. Foreign currency

Transactions entered into by group entities in a currency other than the currency of the primary economic environment in which it operates (the "functional currency") are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are similarly recognised immediately in the income statement, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation.

On consolidation, the results of overseas operations are translated into sterling at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the balance sheet date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised directly in equity (the "foreign exchange reserve"). Exchange differences recognised in the profit or loss of group entities' separate financial statements on the translation of long-term monetary items forming part of the group's net investment in the overseas operation concerned are reclassified to the foreign exchange reserve if the item is denominated in the functional currency of the group or the overseas operation concerned.

On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the income statement as part of the profit or loss on disposal.

u. Financial assets

The group classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The group's accounting policy for each category is as follows:

- Other investments: These are long term investments held at fair value.
- Receivables: These assets are non-derivative financial assets that arise principally through the provision of services to customers. They are carried at cost less any provision for impairment.
- Cash and cash equivalents: These assets are non-derivative monetary assets.

v. Financial liabilities

The group classifies its financial liabilities into one of the following categories, depending on the purpose for which the asset was acquired. The group's accounting policy for each category is as follows:

- Trade payables and other short-term monetary liabilities: These are recognised at amortised cost.
- Bank borrowings: These borrowings have flexible interest rates and interest periods and interest incurred recognised over the interest period. The total interest expense includes initial transactions costs which are amortised over the period of the facility.
- Provisions and accruals: These are estimates of future payables and liabilities held at cost or discounted value.

2. Segmental reporting

Primary reporting format – business segments

	Estate agency		Financial services		Surveying and valuation		Conveyancing		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	£000	£000	**£000**	£000	**£000**	£000	**£000**	£000	**£000**	£000	**£000**	£000
Continuing operations												
Revenue												
External sales	**316,489**	281,181	**74,473**	63,966	**118,075**	106,736	**19,127**	22,303	**–**	–	**528,164**	474,186
Inter-segment sales	**1,414**	983	**–**	–	**–**	33	**–**	–	**(1,414)**	(1,016)	**–**	–
Total revenue	**317,903**	282,164	**74,473**	63,966	**118,075**	106,769	**19,127**	22,303	**(1,414)**	(1,016)	**528,164**	474,186
Segment result	**14,089**	26,677	**11,713**	8,311	**18,722**	27,005	**(13,197)**	(4,114)	**–**	–	**31,327**	57,879
Unallocated expenses											**(4,926)**	(5,238)
Profit/(loss) on disposal of properties											**4,982**	(1,909)
Group restructuring costs											**–**	(9,424)
Operating profit											**31,383**	41,308
Finance expense											**(5,603)**	(3,736)
Finance income											**2,252**	2,219
Share of post tax results of associates											**70**	(287)
Profit on part disposal of associated undertaking											**2,621**	–
Share of post tax results of joint ventures											**944**	522
Profit before tax											**31,667**	40,026
Income taxes											**(4,468)**	(13,989)
Profit for the year from continuing activities											**27,199**	26,037
Discontinued activities												
Turnover											**–**	59,350
Profit on disposal of operation											**–**	2,374
Income taxes											**–**	(955)
Profit for the year from discontinued activities											**–**	1,419
Net profit attributable to equity shareholders											**27,199**	27,456

Notes to the group accounts *(continued)*

2. Segmental reporting *(continued)*

Primary reporting format – business segments

	Estate agency		Financial services		Surveying and valuation		Conveyancing		Unallocated		Eliminations		Total	
	2005 £000	2004 £000	**2005 £000**	2004 £000	**2005 £000**	2004 £000	**2005 £000**	2004 £000	**2005 £000**	2004 £000	**2005 £000**	2004 £000	**2005 £000**	2004 £000
Segment assets	**137,218**	228,661	**67,893**	50,706	**51,750**	68,620	**7,344**	11,521	**–**	–	**–**	–	**264,205**	359,508
Investment in associates	**–**	–	**–**	–	**–**	–	**–**	–	**1,689**	2,456	**–**	–	**1,689**	2,456
Investment in joint ventures	**–**	–	**–**	–	**–**	–	**–**	–	**2,049**	2,105	**–**	–	**2,049**	2,105
Unallocated assets	**–**	–	**–**	–	**–**	–	**–**	–	**29,964**	153,984	**(128,773)**	(330,908)	**(98,809)**	(176,924)
Total assets	**137,218**	228,661	**67,893**	50,706	**51,750**	68,620	**7,344**	11,521	**33,702**	158,545	**(128,773)**	(330,908)	**169,134**	187,145
Segment liabilities	**57,117**	107,875	**61,613**	48,357	**18,850**	29,270	**19,978**	12,838	**–**	–	**–**	–	**157,558**	198,340
Unallocated liabilities	**–**	–	**–**	–	**–**	–	**–**	–	**116,926**	336,222	**(128,773)**	(330,908)	**(11,847)**	5,314
Total liabilities	**57,117**	107,875	**61,613**	48,357	**18,850**	29,270	**19,978**	12,838	**116,926**	336,222	**(128,773)**	(330,908)	**145,711**	203,654
Net assets/(liabilities)	**80,101**	120,786	**6,280**	2,349	**32,900**	39,350	**(12,634)**	(1,317)	**(83,224)**	(177,677)	**–**	–	**23,423**	16,509
Other segment items														
Capital expenditure (including acquisitions)	**3,568**	36,483	**311**	1,321	**1,791**	20,302	**3,709**	4,629	**6**	460	**–**	–	**9,385**	63,195
Depreciation	**5,136**	4,713	**534**	529	**1,414**	1,472	**952**	580	**66**	75	**–**	–	**8,102**	7,369
Amortisation of intangible assets	**192**	378	**302**	378	**811**	419	**1,457**	1,433	**8**	4	**–**	–	**2,770**	2,612
Impairment of trade receivables	**2,759**	776	**–**	–	**482**	442	**423**	230	**–**	–	**–**	–	**3,664**	1,448
Other non-cash expenses	**(25)**	3,594	**6,229**	11,899	**1,207**	715	**274**	47	**1,981**	140	**–**	–	**9,666**	16,395
Discontinued operations														
Capital expenditure													**–**	107
Depreciation													**–**	174

2. Segmental reporting *(continued)*

Secondary format – Geographical segments

All of the significant activities of the group are undertaken in the UK which is considered to be a single geographical segment. The Estate Agency division has an operation in Spain, the revenue and operating loss of which is as follows:

	2005	2004
	£000	£000
Revenue from services	**1,943**	2,583
Operating loss	**(1,049)**	(2,645)

3. Other income

	2005	2004
	£000	£000
Rent receivable	**2,221**	1,693
Other operating income	**12,043**	7,921
	14,264	9,614

4. Employees and directors

(a) Staff costs for the group during the year:

	2005	2004
	£000	£000
Wages and salaries	**280,276**	238,022
Defined contribution pension cost	**5,442**	4,404
Other long-term employee benefits	**225**	–
Share-based payment expense (note 4(c))	**566**	515
Employer's national insurance contributions and similar taxes	**30,498**	26,174
	317,007	269,115

Average monthly number of people (including executive directors) employed:

By business segment

	2005	2004
	Number	Number
Estate agency	**7,030**	6,072
Financial services	**1,374**	1,377
Surveying and valuation	**1,678**	1,428
Conveyancing	**591**	544
Head office	**64**	71
	10,737	9,492

In addition, 108 people were employed in the Life business that was discontinued during 2004.

(b) Key management compensation

The following table details the aggregate compensation paid in respect of the members of the Executive Committee including the two executive directors:

	2005	2004
	£000	£000
Wages and salaries	**2,039**	2,140
Short-term non-monetary benefits	**158**	124
Defined contribution pension cost	**283**	273
Share-based payment expense	**138**	239
	2,618	2,776

Details of directors' remuneration and gains on the exercise of share options can be found in the Directors' Remuneration Report on pages 15 to 17.

Notes to the group accounts *(continued)*

4. Employees and directors *(continued)*

(c) Share-based payments

As part of the group restructuring in May 2004, outstanding share options in Countrywide Assured Group plc were exchanged for options in Countrywide plc. Under IFRS 2: Share-based payments, those options are treated as if new options had been granted and where the benefits have not vested by 1 January 2005, the value of the options has been charged to the income statement.

The company operates two equity-settled share based remuneration schemes for employees: an Inland Revenue SAYE approved scheme and approved and unapproved schemes for executive directors and certain senior management. All UK employees are eligible to participate in the SAYE scheme, the only vesting condition being that the individual remains an employee of the group over the savings period. Under the unapproved scheme, options vest if the average earnings per share of the group for the three years prior to the date on which the exercise takes place has improved compared to the three year period ending one year earlier. In addition, the options will lapse if the individual leaves within 2 years of satisfying this criterion.

	2004 Weighted average exercise price	2004 Number
Options in Countrywide Assured Group plc		
Outstanding at 1 January	123.15	20,637,224
Granted pre demerger	0.00	233,823
Exercised pre demerger	119.36	(9,693,068)
Lapsed pre demerger	111.41	(3,616,123)
Forfeited in exchange	129.87	(7,561,856)
Balance	–	–

	2005 Weighted average exercise price	**2005 Number**	2004 Weighted average exercise price	2004 Number
Options in Countrywide plc				
Outstanding at 1 January	**167.20**	**2,455,175**	–	–
Granted in exchange	**–**	**–**	158.66	3,805,445
Granted during the year	**269.86**	**2,309,195**	0.00	234,198
Exercised during the year	**97.77**	**(574,017)**	119.47	(1,549,563)
Lapsed during the year	**150.40**	**(15,656)**	233.43	(34,905)
Outstanding at 31 December	**233.60**	**4,174,697**	167.20	2,455,175

The exercise price of options outstanding at the end of the year ranged between 0p and 288.0p (2004: 0p and 203.0p) and their weighted average contractual life was 5 years (2004: 4.8 years).

Of the total number of options outstanding at the end of the year, 204,780 (2004: 384,289) had vested and were exercisable at the end of the year. A further 675,000 (2004: nil) options had vested at the year end but were not exercisable due to performance criteria not being met.

The weighted average share price (at the date of exercise) of options exercised during the year was 365.6p (2004: 294.0p for Countrywide plc shares and 191.0p for Countrywide Assured Group shares).

The weighted average fair value of each option granted during the year was 123.47p (2004: 115.71p).

4. Employees and directors *(continued)*

(c) Share-based payments (continued)

The following information is relevant in the determination of the fair value of options granted during the year under the equity-settled share-based remuneration schemes operated by the group.

Equity-settled

	2005	2004
Option pricing model used	**Binomial lattice**	Binomial lattice
Weighted average share price at grant date	**379.75p**	285.0p
Exercise price	**288.0p**	170.15p
Weighted average contractual life	**5 years**	4.3 years
Expected volatility	**30.55%**	37.34%
Expected dividend growth rate	**3.76%**	4.84%
Risk-free interest rate	**4.63%**	5.14%

The volatility assumption, measured at the standard deviation of expected share price returns, is based on a statistical analysis of daily share prices over the three to five years prior to the grant date.

The dividend yield assumption is based on the dividend paid over the previous five years as adjusted for the average historical rate over increase over the same period.

	2005	2004
	£000	£000
The share-based remuneration expense (note 4(a)) comprises:		
Equity-settled schemes	**566**	515

The group did not enter into any share-based payment transactions with parties other than employees during the current or previous year.

(d) Retirement benefits

The group offers membership of the Countrywide plc Pension Scheme to eligible employees. The Scheme has two sections of membership, defined contribution and defined benefit. The defined benefit section is closed to new entrants and future accrual.

The pensions cost for defined contribution schemes in 2005 were £5,442,000 (2004: £4,404,000).

The group has elected to adopt Amendments to IAS 19: Employee Benefits and recognise immediately the actuarial gains and losses in equity.

The amounts recognised in the balance sheet are as follows:

	2005	2004
	£000	£000
Present value of funded obligations	**(56,658)**	(48,304)
Fair value of plan assets	**41,144**	34,823
Net liability recognised in the balance sheet	**(15,514)**	(13,481)

Reconciliation of scheme assets:

	2005	2004
	£000	£000
At 1 January	**34,823**	26,997
Expected return on scheme assets	**1,725**	1,730
Actuarial gains	**3,998**	1,319
Employer contributions	**1,400**	5,605
Benefits paid	**(802)**	(828)
At 31 December	**41,144**	34,823

The actual return on plan assets was £5,723,000 (2004: £3,049,000). This represents the combination of the expected return on scheme assets of £1,725,000 (2004: £1,730,000) and the actuarial gains arising on those assets during the year of £3,998,000 (2004: £1,319,000).

Notes to the group accounts *(continued)*

4. Employees and directors *(continued)*

(d) Retirement benefits (continued)

The weighted average of asset allocations at the year end were:

	2005	2004
Equities	**59%**	60%
Bonds	**34%**	37%
Other	**7%**	3%

Reconciliation of scheme liabilities:

	2005	2004
	£000	£000
At 1 January	**48,304**	45,868
Interest cost	**2,539**	2,455
Actuarial loss	**6,617**	809
Benefits paid	**(802)**	(828)
At 31 December	**56,658**	48,304

The amounts recognised in the income statement are:

	2005	2004
	£000	£000
Unwinding of discount on scheme liabilities	**2,539**	2,455
Expected return on scheme assets	**(1,725)**	(1,730)
Included within finance expense	**814**	725

The amounts recognised in the statement of recognised income and expense are:

	2005	2004
	£000	£000
Actuarial gain on scheme assets	**3,998**	1,319
Actuarial loss on scheme liabilities	**(6,617)**	(809)
	(2,619)	510

The principal assumptions made by the actuaries were:

	2005	2004
	%	%
Rate of increase in pensions in payment and deferred pensions		
On benefits earned prior to 1 December 1999	**4.00**	4.00
On benefits earned after 1 December 1999	**2.75**	2.75
Discount rate	**4.75**	5.30
Inflation assumption	**2.75**	2.75
Expected net return on plan assets	**4.60**	5.01

To develop the expected long-term rate of return on assets assumption, the company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target assets allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of an assumption of 5.6% which was then reduced by 1.0% to reflect investment and administrative expenses.

4. Employees and directors *(continued)*

(d) Retirement benefits (continued)

Defined benefit obligation trends:

	2005	2004	2003	2002	2001
	£000	£000	£000	£000	£000
Scheme assets	**41,144**	34,823	26,997	22,755	25,023
Scheme liabilities	**(56,658)**	(48,304)	(45,868)	(40,262)	(35,279)
Scheme deficit	**(15,514)**	(13,481)	(18,871)	(17,507)	(10,256)
Experience adjustments on liabilities £000	**–**	(127)	3,962	(914)	–
As a % of scheme liabilities	**0%**	0%	9%	(2%)	–
Experience adjustments on assets £000	**3,998**	1,319	1,797	(4,086)	–
As a % of scheme assets	**10%**	4%	7%	(21%)	–

Note that the amounts disclosed in 2005 and 2004 have been prepared in accordance with IFRS. However, the comparative amounts for 2001 to 2003 have been prepared under UK GAAP. Based on the comparison of the 2004 amounts which have been prepared under both bases, there is no material difference in the amounts disclosed between IFRS and UK GAAP.

5. Finance expense

	2005	2004
	£000	£000
Interest expense:		
Interest payable on bank borrowings	**4,148**	2,639
Amortisation of transaction expense	**639**	356
Interest expense arising in the pension scheme	**814**	725
Unwind of discount rate	**2**	16
Finance costs	**5,603**	3,736

6. Finance income

	2005	2004
	£000	£000
Interest income:		
Interest receivable on bank deposits	**2,252**	2,219

7. Profit before taxation

	2005	2004
	£000	£000
The following items have been included in arriving at profit before taxation:		
Depreciation of property, plant and equipment:		
– Owned assets	**8,102**	7,543
– Amortisation of intangibles	**2,770**	2,612
(Profit) on disposal of fixed assets	**(232)**	(422)
Other operating lease rentals payable:		
– Plant and machinery	**18,443**	16,256
– Property	**27,826**	24,733
Repairs and maintenance expenditure on property, plant and equipment	**3,999**	4,360
Trade receivables impairment	**3,664**	1,448
Exceptional items:		
– Write off of computer software and associated contracts	**5,540**	–
– Restructuring costs	**–**	9,424
– Profit on disposal of freehold properties	**(4,982)**	–
– Loss on disposal of investment property	**–**	1,909

Profit on disposal of freehold properties has been separately identified as an exceptional item because it is not derived from the trade of the business, but a one-off programme of disposals to generate cash.

Notes to the group accounts *(continued)*

7. Profit before taxation *(continued)*

Services provided by the group's auditors and network firms

During the year the group (including its overseas subsidiaries) obtained the following services from the group's auditors at costs as detailed below:

	2005	2004
	£000	£000
Audit services:		
– Statutory audit	**319**	332
Services relating to the demerger	**9**	1,611
Tax services:		
– Compliance services	**32**	351
– Advisory services	**19**	12
Other services not covered above	**82**	–
	461	2,306

Of the total above for 2005, £250,000 relates to the audit services provided by the current auditor. The other fees relate to services provided by the previous auditor.

8. Discontinued operations

The discontinued operation in 2004 relates to the Life Business which was demerged as part of the group restructuring in May 2004.

	2005	2004
	£000	£000
Revenue	**–**	59,350
Employee benefit costs	**–**	(3,352)
Other expenses	**–**	(53,450)
Depreciation and impairment	**–**	(174)
Profit before tax	**–**	2,374
Taxation	**–**	(955)
Post tax results from discontinued operations	**–**	1,419

Cash flows from discontinued operations

	2005	2004
	£000	£000
Cash generated from operations (note 25)	**–**	5,979
Income tax paid	**–**	(418)
Net cash flows from operating activities	**–**	5,561
Net cash flows from investing activities	**–**	(9,331)
Net cash flows from financing activities	**–**	(10)
	–	(3,780)

9. Taxation

Analysis of charge in year

	2005	2004
	£000	£000
Current tax		
– Continuing operations	**7,649**	12,187
– Discontinued operations	**-**	2,359
Deferred tax (note 21)		
– Continuing operations	**(3,181)**	1,802
– Discontinued operations	**-**	(1,404)
Taxation	**4,468**	14,944
Disclosed in the income statement as the taxation charge arising from		
– Continuing operations	**4,468**	13,989
– Discontinued operations	**-**	955
	4,468	14,944

Tax on items charged to equity

	2005	2004
	£000	£000
Deferred tax adjustment arising on the pension scheme assets and liabilities	**786**	(153)

The tax charge for the year differs from the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005	2004
	£000	£000
Profit on ordinary activities from continuing operations before tax	**31,667**	40,026
Profit on ordinary activities multiplied by rate of corporation tax in the UK of 30% (2004: 30%)	**9,500**	12,008
Effects of:		
Utilisation of trading losses	**(86)**	(2)
Profits from joint venture and associates	**(1,091)**	(27)
Share options	**(394)**	(1,936)
Group restructuring costs disallowed	**-**	2,268
Other permanent differences	**193**	784
Utilisation of unprovided capital losses	**(2,056)**	(487)
Overseas trading losses not group relieved	**(1,598)**	816
Loss on disposal of investment property	**-**	565
Total taxation charge (continuing operations)	**4,468**	13,989

10. Dividends

	2005 £000	2004 £000
Final dividend at 4.50p (2004: 9.50p) per 5p share proposed and paid during the year relating to the previous year's results	**7,625**	15,966
Interim dividend of 1.0p (2004: 4.50p) per 5p share paid during the year	**1,780**	7,562
	9,405	23,528

In addition, the directors are proposing a final dividend in respect of the financial year ending 31 December 2005 of 3.0p per share which will absorb an estimated £5,304,000 of Shareholders' Funds. It will be paid on 22 May 2006 to shareholders on the register of members on 24 March 2006.

11. Earnings per share

	2005 £000	2004 £000
Numerator		
Earnings used in basic EPS and diluted EPS		
Profit for the year	**27,199**	27,456
Profit after tax arising from continuing operations	**27,199**	26,037
Denominator	**000's**	000's
Weighted average number of shares used in basic EPS	**176,082**	166,911
Effects of:		
Employee share options	**862**	912
Weighted average number of shares used in diluted EPS	**176,944**	167,823
	Pence	Pence
Basic EPS	**15.45**	16.45
Diluted EPS	**15.37**	16.36
Basic EPS of discontinued operations	–	0.85
Diluted EPS of discontinued operations	–	0.84

12. Goodwill

	2005				2004			
	Subsidiary companies £000	**Associated companies £000**	**Joint ventures £000**	**Total £000**	Subsidiary companies £000	Associated companies £000	Joint ventures £000	Total £000
Cost and net book value								
At 1 January	**35,377**	**1,834**	**362**	**37,573**	16,747	1,834	–	18,581
Additions	**2,360**	**–**	**–**	**2,360**	18,630	–	362	18,992
Disposals	**–**	**(386)**	**–**	**(386)**	–	–	–	–
At 31 December	**37,737**	**1,448**	**362**	**39,547**	35,377	1,834	362	37,573

Carrying amount of goodwill by operating unit

	2005 £000	2004 £000
Countrywide Residential Lettings	**683**	683
Beresford Adams	**42**	42
Ex Friends Provident Estate Agency branches	**11,729**	11,729
Countrywide Surveyors	**3,846**	3,846
Countrywide Property Lawyers	**447**	447
Harvey Donaldson Gibson	**649**	649
Ex Bradford & Bingley Estate Agency branches	**9,214**	9,214
SecureMove Property Services	**8,767**	8,767
TitleAbsolute / Trade Partners	**2,360**	–
Total goodwill in subsidiary companies	**37,737**	35,377
TMG Holdings Limited	**965**	1,351
Netsquared Limited	**483**	483
Total goodwill in associated companies	**1,448**	1,834
Rightmove plc (joint venture)	**362**	362

Impairment

Goodwill has been allocated to the lowest level of reporting unit. In many cases, the operations of the acquired businesses have been fully integrated with the existing businesses and therefore it is not possible to identify separately the economic flows from those businesses. In which case the goodwill has been tested against the recoverable amount of the cash generating unit reported at the higher level.

The recoverable amount of all the above operations has been calculated as the fair value of the businesses less costs to sell. The fair value has been determined from calculations based on cash flow projections from formally approved budgets and forecasts covering a five year period to 2009. In calculating the forecasts for the periods beyond the budget, the following assumptions have been used:

- Growth rate 3.5%
- Wage inflation 3.5%
- Inflation 2.5%
- Discount rate 10.0%

These growth rates are based on past experience. The discount rate used is based on the group's cost of capital. To evaluate the recoverable amount, a terminal value has been assumed at 5 times the fifth year cash flow.

The results of the impairment tests in 2005, confirmed that there had been no impairment to the carrying amount of goodwill held on the balance sheet.

Notes to the group accounts *(continued)*

13. Other intangible fixed assets

	2005			2004			
	Computer software £000	**Brand names £000**	**Total £000**	Computer software £000	Brand names £000	Estate agency pipeline £000	Total £000
Cost							
At 1 January	**17,908**	**1,238**	**19,146**	13,969	–	–	13,969
Acquisitions – through business combinations	**230**	**–**	**230**	–	1,238	199	1,437
Additions	**1,407**	**–**	**1,407**	4,059	–	–	4,059
Disposals	**–**	**–**	**–**	(120)	–	(199)	(319)
Write off of computer software	**(7,188)**	**–**	**(7,188)**	–	–	–	–
At 31 December	**12,357**	**1,238**	**13,595**	17,908	1,238	–	19,146
Aggregate amortisation and impairment							
At 1 January	**7,922**	**–**	**7,922**	5,602	–	–	5,602
Charge for the year	**2,770**	**–**	**2,770**	2,413	–	199	2,612
Acquisitions – through business combinations	**164**	**–**	**164**	–	–	–	–
Disposals	**–**	**–**	**–**	(93)	–	(199)	(292)
Write off of computer software	**(3,425)**	**–**	**(3,425)**	–	–	–	–
At 31 December	**7,431**	**–**	**7,431**	7,922	–	–	7,922
Net book value							
At 31 December	**4,926**	**1,238**	**6,164**	9,986	1,238	–	11,224

All amortisation charges have been treated as an expense in the income statement. Brand values are treated as having an indefinite life and are therefore subject to annual impairment reviews.

During the year, it was discovered that the bespoke software developed for Countrywide Property Lawyers conveyancing processes was inadequate for the purpose it was developed. The directors decided to replace the system entirely and therefore the value of the software has been fully written down in the year.

The Estate Agency pipelines acquired on acquisition in 2004 were fully amortised by the end of 2004.

The brand value relates to Freeman Forman, a 14 branch network of estate agencies which was added to the group in 2004. The business is run as a separate reporting unit within the group. There have been no fundamental changes to the manner in which the business has been run since its acquisition and therefore the results of the business are considered to be derived from the value of the brand name in the local area.

The carrying amount has been evaluated in a similar manner to the goodwill impairment reviews and it was found that there had been no impairment to the value during the year.

14. Property, plant and equipment

	2005					2004				
	Freehold land and buildings £000	**Leasehold improvements £000**	**Motor vehicles £000**	**Furniture and equipment £000**	**Total £000**	Freehold land and buildings £000	Leasehold improvements £000	Motor vehicles £000	Furniture and equipment £000	Total £000
Cost or valuation										
At 1 January	**10,782**	**14,749**	**3,544**	**39,835**	**68,910**	9,050	13,168	3,602	42,576	68,396
Additions at cost	**203**	**1,179**	**40**	**4,088**	**5,510**	485	1,329	28	8,791	10,633
Acquired on acquisition	**–**	**–**	**–**	**289**	**289**	1,447	1,155	1,045	3,591	7,238
Disposals	**(5,266)**	**(824)**	**(1,302)**	**(4,445)**	**(11,837)**	(200)	(819)	(1,047)	(7,933)	(9,999)
Transferred on demerger	**–**	**–**	**–**	**–**	**–**	-	(84)	(84)	(7,190)	(7,358)
At 31 December	**5,719**	**15,104**	**2,282**	**39,767**	**62,872**	10,782	14,749	3,544	39,835	68,910
Accumulated depreciation										
At 1 January	**1,105**	**9,262**	**2,244**	**25,557**	**38,168**	1,031	9,004	2,344	27,732	40,111
Charge for the year	**83**	**1,379**	**664**	**5,976**	**8,102**	113	1,164	815	5,451	7,543
Disposals	**(362)**	**(554)**	**(1,039)**	**(3,985)**	**(5,940)**	(39)	(787)	(846)	(1,292)	(2,964)
Acquired on acquisition	**–**	**–**	**–**	**145**	**145**	–	–	–	–	–
Transferred on demerger	**–**	**–**	**–**	**–**	**–**	–	(119)	(69)	(6,334)	(6,522)
At 31 December	**826**	**10,087**	**1,869**	**27,693**	**40,475**	1,105	9,262	2,244	25,557	38,168
Net book value										
At 31 December	**4,893**	**5,017**	**413**	**12,074**	**22,397**	9,677	5,487	1,300	14,278	30,742

Notes to the group accounts *(continued)*

15. Investments

The company owns directly or indirectly the whole of the issued and fully paid ordinary share capital of its subsidiary undertakings, all of which are incorporated in Great Britain and whose operations are conducted in the United Kingdom, except as noted below.

(a) Principal subsidiary undertakings of the group

Balanus Limited – directly held

Estate Agency

Countrywide Estate Agents (Incorporated with Unlimited Liability) trading as: Abbotts, Alder King, Austin & Wyatt, Bairstow Eves, Beresford Adams, Bridgfords, Carson and Company, Constables, Countrywide North, Dixons, Faron Sutaria, Freeman Forman, Fulfords, H_2O Homes Overseas Countrywide, Hetheringtons, John D Wood & Co, King & Chasemore, Mann & Co., Miller, Palmer Snell, Chappell and Mathews, PKL, R A Bennett, Spencers, Taylors, Watson Bull & Porter, Entwistle Green, Frank Innes, Gascoigne Pees, Morris Dibben, Slater Hogg Howison, Stratten Creber, Sykes Waterhouse, Countrywide Residential Lettings, Countrywide Property Management, Countrywide Property Auctions, Countrywide Corporate Property Services

CAG Overseas Investments Limited

Countrywide Franchising Limited

Financial Services

Countrywide Estate Agents F S Limited

Countrywide Principal Services Limited

Slater Hogg Mortgages Limited

Countrywide Leasing Limited

Surveying and Valuation

Countrywide Surveyors Limited

Harvey Donaldson Gibson Limited

Securemove Property Services 2005 Limited – directly held

Conveyancing

Countrywide Property Lawyers Limited,

Remortgage Conveyancing Matters Limited

TitleAbsolute Limited – directly held

Trade Partners Limited – directly held

A full list of the group companies will be included in the company's Annual Return.

(b) Interests in associated undertakings

At the year end the group had a 50% interest in the ordinary share capital TMG Holdings Limited. The interest was increased on 23 December 2005 from 46.77% to 70% through exercise of an option. On the same day the group disposed of 20% of its holding to Connells Limited who also purchased the remaining ordinary share capital from the other shareholders. As a result of the disposal, the group realised a profit of £2,621,000.

The group has a 30% interest in Netsquared Limited.

Aggregated amounts relating to associates

	2005	2004
	£000	£000
Share of total assets	**1,276**	1,393
Share of total liabilities	**(1,035)**	(771)
Share of net assets excluding goodwill	**241**	622
Goodwill	**1,448**	1,834
	1,689	2,456
Share of revenue	**11,662**	9,240
Share of profit/(loss) after tax	**70**	(287)

15. Investments *(continued)*

(c) Interests in joint ventures

At the year end the group had a 30% holding of the ordinary A share capital of Rightmove plc (formerly rightmove.co.uk Limited). The group also owned 882 ordinary B share capital. These shares carry no rights to dividend or votes. Upon listing of the company these shares are convertible into ordinary A shares. This interest in Rightmove plc has been treated as a joint venture because decisions on financial and operating policy essential to the activities and financial position of the venture require each joint venturer's consent.

	2005	2004
	£000	£000
At 1 January		
– Net assets excluding goodwill	**1,743**	1,163
– Goodwill	**362**	–
	2,105	1,163
Additions		
– Goodwill	**–**	362
– Net assets	**–**	58
Share of profits retained	**944**	522
Adjustment in respect of deferred tax credited to SORIE	**500**	–
Dividend received	**(1,500)**	–
At 31 December		
– Net assets excluding goodwill	**1,687**	1,743
– Goodwill	**362**	362
	2,049	2,105
Current assets	**2,409**	1,705
Non-current assets	**1,508**	567
Current liabilities	**(2,210)**	(521)
Non-current liabilities	**(20)**	(8)
	1,687	1,743
Income	**5,460**	2,681
Expenses	**(3,869)**	(1,935)
Tax	**(647)**	(224)
Share of post tax results from joint ventures	**944**	522

(d) Other investments

	2005	2004
	£000	£000
Holding in insurance cell	**1,200**	1,200
Other financial assets	**25**	17
	1,225	1,217

16. Trade and other receivables

	2005	2004
	£000	£000
Amounts falling due after one year:		
Other receivables	**1,401**	2,294
Amounts falling due within one year:		
Trade receivables	**57,586**	48,569
Less: Provision for impairment of receivables	**(5,271)**	(4,298)
Trade receivables – net	**52,315**	44,271
Other debtors	**11,152**	12,011
Prepayments and accrued income	**14,539**	16,536
Other taxation recoverable	**–**	2
	78,006	72,820

17. Cash and cash equivalents

	2005	2004
	£000	£000
Cash and cash equivalents		
Cash at bank and in hand	**6,987**	11,398
Short term bank deposits	**–**	10,000
	6,987	21,398

Notes to the group accounts *(continued)*

18. Trade and other payables – current

	2005	2004
	£000	£000
Trade payables	**15,449**	11,941
Other tax and social security payable	**21,922**	19,181
Accruals and other creditors	**43,405**	37,034
Deferred income	**1,623**	1,623
	82,399	69,779

19. Financial liabilities – borrowings

	2005	2004
	£000	£000
Current		
Bank loans and overdrafts due within one year or on demand:		
Unsecured	**–**	2,297
Non-current		
Bank loans:		
Unsecured	**5,000**	75,000

The bank loan represents amounts drawn down against a £50 million (2004: £100 million) unsecured LIBOR facility.

20. Provisions

	Onerous contracts £000	Property repairs £000	Clawback £000	National Insurance on share options £000	Other £000	**Total £000**
At 1 January 2005	3,761	5,355	5,876	500	3,604	**19,096**
Utilised in the year	(895)	(227)	(6,925)	(165)	(1,402)	**(9,614)**
Charged to income statement	38	353	6,005	288	2,416	**9,100**
Amortisation of discount	(2)	–	–	–	–	**(2)**
At 31 December 2005	2,902	5,481	4,956	623	4,618	**18,580**
Due within one year or less	81	1,327	3,868	485	4,369	**10,130**
Due after more than one year	2,821	4,154	1,088	138	249	**8,450**
	2,902	5,481	4,956	623	4,618	**18,580**

The provision for onerous contracts relates to property leases and represents the estimated unavoidable costs of leasehold properties which have become surplus to the group's requirements following the closure or relocation of operations. The provision is based on the present value of rentals and other unavoidable costs payable during the remaining lease period after taking into account rents receivable or expected to be receivable from sub-lessees, typically over a five year period. Provisions are released when properties are assigned or sub-let.

The provision for property repairs represents estimates of the cost to repair existing dilapidations under leasehold covenants, in accordance with IAS 37: Provisions, contingent liabilities and contingent assets, typically over five years.

Clawback represents the provision required for repayment to meet the estimated cost of repaying indemnity commission income received on life assurance policies that may lapse in the two years following issue.

National Insurance is payable on gains made by employees on exercise of share options granted to them under unapproved schemes. The eventual liability to National Insurance is dependent upon the market price of the company's shares at the date of exercise, the number of options exercised and the prevailing rate of National Insurance at the date of exercise.

Other provisions mainly comprise amounts set aside to meet claims by customers below the level of any Professional Indemnity insurance excess and any amounts that might be payable as a result of legal dispute. The provisions represent the directors' best estimate of the group's liability having taken professional advice.

Notes to the group accounts *(continued)*

21. Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30% (2004: 30%).

The movement on the deferred tax account is shown below:

	2005	2004
	£000	£000
Net deferred tax asset at 1 January	**7,512**	3,261
Transferred on demerger	**–**	3,285
Acquisition	**–**	1,517
Profit and loss credit/(charge)	**3,181**	(398)
Taken to equity – pension liability	**786**	(153)
Net deferred tax asset at 31 December	**11,479**	7,512

Deferred tax assets have been recognised in respect of all tax losses and other temporary differences giving rise to deferred tax assets to the extent that it is probable that these assets will be recovered.

The movements in deferred tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the year are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

	2005			2004		
Origination and reversal of temporary differences	**Asset/ (liability) £000**	**(Charged)/ credited to income £000**	**(Charged)/ credited to equity £000**	Asset/ (liability) £000	(Charged)/ credited to income £000	(Charged)/ credited to equity £000
Capital allowances	**2,152**	**987**	**–**	1,165	(535)	–
Employee pension liabilities	**6,337**	**382**	**786**	5,169	(158)	(153)
Share options	**1,221**	**285**	**–**	936	(343)	–
Other temporary and deductible differences	**(146)**	**(388)**	**–**	242	(703)	–
Overseas losses	**1,915**	**1,915**	**–**	–	–	–
Life company – discontinued operation	**–**	**–**	**–**	–	1,341	–
	11,479	**3,181**	**786**	7,512	(398)	(153)

A deferred tax asset has not been recognised in respect of unused capital losses £32,097,000 (2004: £32,221,000).

22. Called up share capital

Ordinary shares of 5 pence each	2005 Shares	2005 £000	2004 Shares	2004 £000
Authorised	**251,000,000**	**12,550**	251,000,000	12,550
Issued and fully paid				
At 1 January	**170,287,515**	**8,515**	169,128,340	8,456
Placement of new ordinary shares	**8,456,416**	**423**	–	–
Exercise of share options	**374,460**	**18**	1,159,175	59
Purchase of Treasury shares	**(1,686,652)**	**(84)**	–	–
At 31 December	**177,431,739**	**8,872**	170,287,515	8,515
Treasury shares held by the company	**1,686,652**		–	
Shares held by the ESOP	**645,963**		844,840	

Share options schemes

(i) Executive Share Option Scheme (1995)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2004 under the Share Option Scheme (1995) were:

No. of Shares	Subscription Price	Exercisable up to
(a) 8,125	121p	September 2007
(b) 50,875	200p	May 2009
(c) 5,000	198p	May 2012

(ii) Executive Share Option Scheme (1996)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2005 under the Executive Share Option Scheme (1996) were:

No. of Shares	Subscription Price	Exercisable up to
(a) 37,500	200p	May 2009
(b) 69,500	109p	April 2011
(c) 670,000	198p	April 2012

At the Annual General Meeting of Countrywide Assured Group plc held on 5 May 1999 the option period of the Executive Share Option Scheme (1996) was extended from seven to ten years.

Options issued under the Executive Share Option Schemes (1995) and (1996) may be exercised between three and ten years after the date of grant only if performance criteria are satisfied. The Replacement Options under (c) of the above schemes granted on 15 April 2002 are subject to the performance target originally set by the Remuneration Committee of Countrywide Assured Group plc.

This requires that the average earnings per share of the group for the three years prior to the date on which exercise takes place (the 'Performance Period') has improved compared to the three year period ending one year earlier than Performance Period. For these purposes, a three year Performance Period will run to the group's reporting date of 31 December or 30 June, whichever is closest to the exercise date. If the group is loss making at the time of exercise, exercise will still be permitted, but only if the average loss per share in the Performance Period is less than the average loss per share in the previous three year period.

The Replacement Options under (a) to (b) will not be subject to any further performance target where targets for these existing options were already met before the demerger.

(iii) SAYE Scheme (1996)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2005 under the SAYE Scheme (1996) were:

No. of Shares	New Subscription Price	Exercisable up to
15,325	44.8p	May 2006
643,661	140.8p	May 2008

(iv) Countrywide Sharesave Plan

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2005 under the Countrywide Sharesave Plan were:

No. of Shares	New Subscription Price	Exercisable up to
2,163,756	288.0p	Feb 2011

Notes to the group accounts *(continued)*

22. Called up share capital *(continued)*

(v) Executive Deferred Incentive Scheme (1996)

No. of Shares	New Option Price	Exercisable up to
2,213	0p	May 2006
487,500	198p	April 2009

(vi) Executive Share Bonus Scheme

Rights to purchase ordinary shares of 5p each held by the Trustee of the Employee Benefit Trust outstanding at 31 December 2005 under the Executive Share Bonus Scheme were:

No. of Shares	New Option Price	Exercisable up to
21,242	203p	March 2007

23. Reserves

The following describes the nature and purpose of each reserve within shareholders' equity.

Share premium

The amount subscribed for share capital in excess of nominal value less any costs attributable to the issue of new shares.

Capital redemption reserve

The amount of nominal share capital that has been cancelled following a redemption of the share capital by the company.

Capital reserve

The capital reserve was created on 21 May 2004 following the restructuring of the group under a Court Approved Scheme of Arrangement. It represents the difference between the purchase price of the shares in Countrywide plc, which was settled by way of a share exchange for the existing shares in the former holding company Countrywide Assured Group plc (CAG), now called Balanus Limited, and a return of capital, and the original investment in CAG by shareholders.

Treasury share reserve

The value of shares purchased by the company and not cancelled but held in Treasury. These shares have been set aside to meet future obligations under share option schemes.

ESOP share reserve

This represents the cost of company's shares held by the group's employee benefit trust.

Other reserves

The other reserves represent the premium for shares issued to purchase businesses less any goodwill written off relating to acquisitions made prior to 1999.

Foreign exchange reserve

Gains/(losses) arising on retranslating the net assets of overseas operations into sterling.

Retained earnings

Cumulative net gains and losses recognised in the group income statement and pension scheme gains and losses recognised in the statement of recognised income and expense.

24. Group statement of changes in equity

	Share capital £000	Share premium £000	Capital redemption reserve £000	Capital reserve £000	Treasury share reserve £000	ESOP share reserve £000	Other reserves £000	Foreign exchange reserve £000	Retained earnings £000	**Total £000**
At 1 January 2004	16,455	26,493	3,256	–	–	(2,581)	670	–	99,313	**143,606**
Exercise of share options	517	12,232	–	–	–	–	–	–	–	**12,749**
Issue of preference shares	50	–	–	–	–	–	–	–	–	**50**
Issue of share capital under a scheme of arrangement	388,995	(37,014)	(3,256)	(433,729)	–	–	–	–	–	**(85,004)**
Reduction of capital	(397,452)	–	–	–	–	–	–	–	397,452	**–**
Redemption of preference shares	(50)	–	50	–	–	–	–	–	(50)	**(50)**
Demerger of Chesnara	–	–	–	–	–	–	466	–	(94,961)	**(94,495)**
Share issue costs	–	–	–	(100)	–	–	–	–	–	**(100)**
Net profit for the year	–	–	–	–	–	–	–	–	27,456	**27,456**
Currency translation differences	–	–	–	–	–	–	–	217	–	**217**
Dividends	–	–	–	–	–	–	–	–	(23,528)	**(23,528)**
Share-based payments	–	–	–	–	–	–	–	–	518	**518**
Actuarial gain on pension fund	–	–	–	–	–	–	–	–	510	**510**
Deferred tax movement on pension reserve	–	–	–	–	–	–	–	–	(153)	**(153)**
Goodwill adjustment on disposal	–	–	–	–	–	–	(27)	–	–	**(27)**
Movement in own shares	–	–	–	–	–	1,742	–	–	–	**1,742**
At 31 December 2004	8,515	1,711	50	(433,829)	–	(839)	1,109	217	406,557	**(16,509)**
Net profit for the year	–	–	–	–	–	–	–	–	27,199	**27,199**
Placement of ordinary share capital	423	28,059	–	–	–	–	–	–	–	**28,482**
Exercise of share options	18	443	–	–	–	–	–	–	–	**461**
Currency translation differences	–	–	–	–	–	–	–	(6)	–	**(6)**
Dividends	–	–	–	–	–	–	–	–	(9,405)	**(9,405)**
Share-based payments	–	–	–	–	–	–	–	–	566	**566**
Actuarial loss in the pension fund	–	–	–	–	–	–	–	–	(2,619)	**(2,619)**
Deferred tax movement on pension reserve	–	–	–	–	–	–	–	–	786	**786**
Share of deferred tax adjustment by joint venture	–	–	–	–	–	–	–	–	500	**500**
Purchase of Treasury shares	(84)	–	–	–	(6,216)	–	–	–	–	**(6,300)**
Movement in own shares	–	–	–	–	–	268	–	–	–	**268**
At 31 December 2005	8,872	30,213	50	(433,829)	(6,216)	(571)	1,109	211	423,584	**23,423**

Notes to the group accounts *(continued)*

25. Cash flow from operating activities

Reconciliation of profit before taxation to cash generated from operations:

Cash generated from operations

	2005	2004
	£000	£000
Profit before taxation – continuing operations	**31,667**	40,026
Adjustments for:		
Depreciation	**8,102**	7,369
Amortisation of intangible assets	**2,770**	2,612
Share based payments	**566**	515
(Profit)/loss on sale of investments	**(7,603)**	1,909
Income from joint ventures	**(944)**	(522)
(Profit)/loss from associates	**(70)**	287
Movement on provisions	**2,738**	3,534
Profit on sales of fixed assets and intangibles	**(232)**	(422)
Exceptional write off of computer software and associated contracts	**5,540**	–
Group restructuring charge	**–**	9,424
Finance expense	**5,603**	3,736
Finance income	**(2,252)**	(2,219)
Changes in working capital (excluding effects of acquisitions and disposals of group undertakings):		
(Increase)/decrease in trade and other receivables	**(4,596)**	10,515
Increase/(decrease) in trade and other payables	**3,732**	(8,728)
Cash generated from continuing operations	**45,021**	68,036
Net cash generated from discontinued operations	**–**	5,979
Cash generated from operations	**45,021**	74,015

26. Acquisitions during the period

Conveyancing division

On 1 January 2005 the group acquired the entire share capital of Title Absolute Limited and Trade Partners Limited for £1,263,000 in cash. The companies operate a conveyancing panel management service. In the year to 31 December 2005, the business contributed £1,233,000 to consolidated profit before tax. In the 9 months prior to acquisition, the companies made a profit of £185,000. The acquisition had the following effect on the group's assets and liabilities:

	Carrying values pre acquisition	Fair value
	£000	£000
Intangible assets	–	66
Property, plant and equipment	144	144
Trade and other receivables	497	497
Cash and cash equivalents	255	255
Trade and other payables	(855)	(855)
Net assets acquired	41	107
Goodwill		2,360
Consideration		2,467
Consideration satisfied by:		
Cash		1,263
Deferred consideration		1,204
		2,467

The intangible assets represent the capitalisation of internal costs directly incurred in the development of computer software.

26. Acquisitions during the period *(continued)*

Conveyancing division *(continued)*

The sale and purchase agreement provides for deferred consideration to be paid, the amount being dependent on the cash flows of the business between 2005 and 2008 and certain hurdles being achieved. Based on the current estimates the deferred consideration is expected to be £1,204,000. However should the performance of the business change in future periods, then this figure may be revised.

	£000
The outflow of cash and cash equivalents is calculated as follows:	
Cash consideration	1,263
Cash acquired	(255)
	1,008

The group acquired these businesses to enhance its existing conveyancing panel management operation. Upon acquisition an adjustment was made to recognise the software development costs that had been previously written off. However, it was found that there were no other separately identifiable intangible assets. The business names were not brand names used to promote the software, in fact the use of the system is often white-labelled, and the most significant customer relationship demanded a premium fee and therefore was not valued.

Post acquisition, the group's existing panel management business was transferred to Title Absolute and this business is expected to benefit significantly from Countrywide's extensive branch network providing instructions and the group's relationships with mortgage lenders for potential distribution contracts.

Since there is a high level of risk with the development of this business, a significant proportion of the deferred consideration was included in the sale and purchase agreement. In view of the above, the amount attributed to goodwill is considered to be a fair reflection of the value that the group network can add to the business.

27. Prior period acquisitions

Estate Agency division

As disclosed in the previous year's financial statements, the group acquired the net assets and trade of Freeman Forman, a 14 branch network of estate agents based in Kent and East Sussex.

The intangible assets on acquisition were identified as:

- the pipeline of work in the hands of solicitors £152,000; and
- the value of the brand £1,268,000.

The estate agency pipeline was considered to have a life less than four months and was written off subsequent to the acquisition. The value of the brand is perceived to have an indefinite life.

On 15 October 2004 the group acquired the net assets and trade of Bradford & Bingley Estate Agents (BBEA) including the lettings and retail financial services operations. The identifiable net assets were on a provisional basis pending the results of an independent valuation of dilapidation costs in respect of leased properties. The result of the valuation has been an increase in the provision for dilapidation of £1,557,000 and a reduction of the consideration by £1,499,000. There was also an adjustment to trade debtors for £944,000, accruals £195,000 and other debtors £74,000, the petty cash balances were reduced by £28,000 and there has been a reallocation of deferred tax assets of £30,000 to Securemove Property Services Limited.

27. Prior period acquisitions *(continued)*

Estate Agency division (continued)

	Carrying values pre acquisition	Fair value
	£000	£000
Intangible assets	–	47
Property, plant and equipment	5,840	5,355
Deferred tax assets	–	1,331
Trade and other receivables	19,443	17,889
Cash and cash equivalents	28	–
Trade and other payables	(2,284)	(4,087)
Provisions	–	(2,555)
Net assets acquired	23,027	17,980
Goodwill		9,214
Consideration paid		27,194

The intangible asset acquired at acquisition represented the pipeline of work in the hands of solicitors. Since the pipeline has a life less than four months, it has been written off subsequent to the acquisition.

Surveying and Valuation Division

On 15 October 2004 Countrywide plc acquired the entire issued ordinary share capital of Securemove Property Services Limited. The identifiable net assets were on a provisional basis pending the results of an independent valuation of dilapidation costs in respect of leased properties. The result of the valuation has been an increase in the provision for dilapidations of £43,000, a transfer of deferred tax assets from BBEA of £30,000 and a reduction of the consideration by £88,000.

	Carrying values pre acquisition	Fair value
	£000	£000
Property, plant and equipment	1,839	1,565
Deferred tax assets	–	186
Trade and other receivables	8,804	8,557
Trade and other payables	(1,875)	(1,875)
Provisions	–	(145)
Net assets acquired	8,768	8,288
Goodwill		8,767
Consideration paid		17,055

In accordance with IFRS 3: Business Combinations, the 2004 comparatives have been restated in these financial statements to effect the above adjustments.

28. Operating lease commitments – minimum lease payments

Commitments under non cancellable operating leases expiring:

	2005		2004	
	Property £000	**Vehicles, plant and equipment £000**	Property £000	Vehicles, plant and equipment £000
Within one year	**2,529**	**2,451**	2,304	3,107
Later than one year and less than five years	**30,005**	**25,832**	29,965	11,952
After five years	**90,949**	**-**	102,929	-
	123,483	**28,283**	135,198	15,059

29. Client monies

At 31 December 2005, client monies held by subsidiaries in approved bank and building society accounts amounted to £82,431,000 (2004: £65,273,000). Neither this amount, nor the matching liabilities to the clients concerned, are included in the group balance sheet.

30. Financial instruments – risk management

The group is exposed through its operations to one or more of the following financial risks:

- Cash flow interest rate risk
- Foreign currency risk
- Liquidity risk
- Credit risk

Policy for managing these risks is set by the Board following recommendations from the Finance Director. Certain risks are managed centrally, while others are managed locally following guidelines communicated from the centre. The policy for each of the above risks is described in more detail below.

Cash flow interest rate risk

It is currently group policy that external group borrowings (excluding short-term overdraft facilities and finance lease payables) are variable and fixed for periods no greater than six months. This policy is managed centrally. Operations are not permitted to borrow from external sources. Where the group wishes to fix the amount of external variable rate debt, it considers the use of interest rate swaps or cap products available to achieve the desired interest rate profile. Although the board accepts that this policy neither protects the group entirely from the risk of paying rates in excess of current market rates nor eliminates fully cash flow risk associated with interest payments, it considers that it achieves an appropriate balance of exposure to these risks.

Foreign currency risk

Foreign exchange risk arises because the group has operations located in Europe whose functional currency is not the same as the group's primary functional currency (sterling). The group's investment in overseas activities is not significant and the risk of exposure to currency fluctuations is limited. The group does not consider that the cash flow risk from this is material enough to warrant the use of hedge products.

Foreign exchange risk also arises when individual group operations enter into transactions denominated in a currency other than their functional currency. Such transactions are rare and not material to the group's cash flow.

It is group policy that transactions between group entities are always denominated in the selling group entity's functional currency thereby giving rise to foreign exchange risk in the income statement of both the purchasing group entity and the group. At group level, as there is no exposure to consolidated net assets from intra-group transactions, hedging products are not used.

Notes to the group accounts *(continued)*

30. Financial instruments – risk management *(continued)*

Liquidity risk

The liquidity risk of each group entity is managed centrally by the group treasury function. The group's cash requirement is monitored closely.

All surplus cash is held centrally to maximise the returns on deposits through economies of scale. The type of cash instrument used and its maturity date will depend on the group's forecast cash requirements. The group maintains a draw down facility with a major banking corporation to manage any unexpected short-term cash shortfalls and has a revolving credit facility with a syndicate of major banking corporations to manage longer term borrowing requirements.

Credit risk

The group is exposed to credit risk from credit sales. It is group policy, implemented locally, to assess the credit risk of major new customers before entering contracts. The majority of customers use the group's services as part of a housing transaction and consequently the sales are paid from the proceeds of the house sale.

31. Financial assets and liabilities – Numerical information

Maturity of financial liabilities

The carrying amounts of financial liabilities, all of which are exposed to cash flow or fair value interest rate risk, are repayable as follows:

	2005	2004
	£000	£000
In less than one year	**68,984**	58,344
In more than one year but less than two years	**6,495**	1,500
In more than two years but less than three years	**147**	75,049
In more than three years but less than four years	**1,587**	98
In more than four years but less than five years	**235**	179
Over five years	**6,190**	10,198
	83,638	145,368

31. Financial assets and liabilities – Numerical information *(continued)*

Interest rate risk

The currency and interest profile of the group's financial assets and liabilities are as follows:

	Floating rate assets		Fixed rate assets		Interest free assets		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	£000	£000	**£000**	£000	**£000**	£000	**£000**	£000
Sterling	**6,848**	21,067	**–**	–	**65,650**	59,075	**72,498**	80,142
Euro	**139**	331	**–**	–	**443**	718	**582**	1,049
	6,987	21,398	**–**	–	**66,093**	59,793	**73,080**	81,191

	Floating rate liabilities		Fixed rate liabilities		Interest free liabilities		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	£000	£000	**£000**	£000	**£000**	£000	**£000**	£000
Sterling	**–**	2,297	**5,000**	75,000	**78,232**	67,242	**83,232**	144,539
Euro	**–**	–	**–**	–	**406**	829	**406**	829
	–	2,297	**5,000**	75,000	**78,638**	68,071	**83,638**	145,368

The rate at which sterling floating liabilities are payable is 1% (2004: 1%) above LIBOR. The average rate at which the fixed rate liabilities were fixed was 5.71% (2004: 5.60%) and the average period for which the liabilities were fixed was 14 days (2004: 32 days).

Notes to the group accounts *(continued)*

32. Related party transactions

Details of directors' remuneration are given in the Directors' Remuneration Report. Other related party transactions are as follows:

Trading transactions

Related party relationship	Transaction type	Transaction amount		Balance owed /(owing)	
		2005 £000	2004 £000	**2005 £000**	2004 £000
Associates					
TMG Holdings Limited	Sales to /(from) group	**(1,030)**	(50)	**709**	–
	Dividends received	**(37)**	–	**–**	–
	Interest received	**(101)**	–	**–**	–
Netsquared Limited	Sales to /(from) group	**54**	52	**(10)**	(6)
Joint venture					
Rightmove plc	Sales to /(from) group	**1,374**	1,035	**(8)**	(37)
	Dividends received	**(1,500)**	–	**–**	–

With the exception of dividends, these transactions are trading relationships which are made at market value. The company has not made any provision for bad or doubtful debts in respect of related party debtors nor has any guarantee been given during 2005 or 2004 regarding related party transactions.

33. Reconciliation of net assets and profit under UK GAAP to IFRS

Countrywide plc reported under UK GAAP in its previously published financial statements for the year ended 31 December 2004. The analysis below shows a reconciliation of net assets and profit reported under UK GAAP to the revised net assets and profit under IFRS as reported in these financial statements:

Reconciliation of profit for the year ended 31 December 2004 to IFRS

	UK GAAP	Reclassification of amortisation of bank fees	Goodwill amortisation and impairment	Pensions	Lease incentives	Share based payments	Restate JV and associates net of tax	Amortisation of pipeline	**IFRS**
Note			d	b	r	c	i	a	
	£000	£000	£000	£000	£000	£000	£000	£000	**£000**
Revenue	474,385	–	–	–	–	–	–	(199)	**474,186**
Other income	9,614	–	–	–	–	–	–	–	**9,614**
Employee benefit costs	(270,184)	–	–	1,584	–	(515)	–	–	**(269,115)**
Depreciation & amortisation	(11,031)	–	1,249	–		–	–	–	**(9,782)**
Other expenses	(152,698)	356	–	–	80	–	–	–	**(152,262)**
Loss on disposal of investment property	(1,909)	–	–	–	–	–	–	–	**(1,909)**
Cost of group restructuring	(9,424)	–	–	–	–	–	–	–	**(9,424)**
Operating profit	38,753	356	1,249	1,584	80	(515)	–	(199)	**41,308**
Finance expense	(2,655)	(356)	–	(725)	–	–	–	–	**(3,736)**
Finance income	2,219	–	–	–	–	–	–	–	**2,219**
Share of profit of associates	1,357	–	(1,644)	–	–	–	–	–	**(287)**
Share of profit of joint ventures	600	–	146	–	–	–	(224)	–	**522**
Profit before tax	40,274	–	(249)	859	80	(515)	(224)	(199)	**40,026**
Income tax expense	(13,588)	–	–	(258)	(24)	(343)	224	–	**(13,989)**
Profit for the year – continuing operations	26,686	–	(249)	601	56	(858)	–	(199)	**26,037**
Profit after tax – discontinued operation	1,422	–	–	–	–	(3)	–	–	**1,419**
Profit after tax for the year	28,108	–	(249)	601	56	(861)	–	(199)	**27,456**

33. Reconciliation of net assets and profit under UK GAAP to IFRS *(continued)*

Reconciliation of the transition of the balance sheet as at 1 January 2004 to IFRS

	Note	UK GAAP	Pensions accounting	Lease incentives	Deferred taxation	Reclassification of assets and liabilities	**IFRS**
			b	e	g	j	
ASSETS		£000	£000	£000	£000	£000	**£000**
Non-current assets							
Property, plant and equipment		36,652	–	–	–	(8,367)	**28,285**
Goodwill		16,745	–	–	–	–	**16,745**
Other intangible assets		–	–	–	–	8,367	**8,367**
Investments in joint ventures		1,163	–	–	–	–	**1,163**
Investments in associates		2,748	–	–	–	–	**2,748**
Other financial assets		60,508	–	–	–	–	**60,508**
Deferred tax assets		–	5,479	241	2,888		**8,608**
Policyholder assets to cover linked liabilities		472,413	–	–	–	–	**472,413**
Policyholder other investments		234,133	–	–	–	–	**234,133**
Policyholder net current assets		11,603	–	–	–	–	**11,603**
Deferred acquisition costs		16,134	–	–	–	–	**16,134**
Total non-current assets		852,099	5,479	241	2,888	–	**860,707**
Current assets							
Trade and other receivables		63,977	–	–	–	–	**63,977**
Cash and cash equivalents		65,036	–	–	–	–	**65,036**
Total current assets		129,013	–	–	–	–	**129,013**
Total assets		981,112	5,479	241	2,888	–	**989,720**

33. Reconciliation of net assets and profit under UK GAAP to IFRS *(continued)*

Reconciliation of the transition of the balance sheet as at 1 January 2004 to IFRS (continued)

	UK GAAP	Pensions accounting	Lease incentives	Post balance sheet events – dividends	Deferred taxation	Reclassification of assets and liabilities	**IFRS**
Note		b	e	f	g	j	
EQUITY AND LIABILITIES	£000	£000	£000	£000	£000	£000	**£000**
Capital and reserves							
Issued capital	16,455	–	–	–	–	–	**16,455**
Reserves	27,838	–	–	–	–	–	**27,838**
Accumulated profits/(losses)	95,865	(12,787)	(561)	15,517	1,279	–	**99,313**
Total shareholders' equity	140,158	(12,787)	(561)	15,517	1,279	–	**143,606**
Non-current liabilities							
Deferred tax liability	3,739	–	–	–	1,609	–	**5,348**
Defined benefit scheme liabilities	–	18,266	–	–	–	–	**18,266**
Deferred income	7,270	–	802	–	–	–	**8,072**
Provisions – non-current	10,700	–	–	–	–	(5,503)	**5,197**
Policyholder technical provisions for linked liabilities	471,626	–	–	–	–	–	**471,626**
Policyholder long-term business provision	234,188	–	–	–	–	–	**234,188**
Total non-current liabilities	727,523	18,266	802	–	1,609	(5,503)	**742,697**
Current liabilities							
Trade and other payables	80,841	–	–	(15,517)	–	–	**65,324**
Provisions – current	–	–	–	–	–	5,503	**5,503**
Current tax liabilities	14,275	–	–	–	–	–	**14,275**
Short term borrowings	2,715	–	–	–	–	–	**2,715**
Current portion of interest bearing borrowings	15,600	–	–	–	–	–	**15,600**
Total current liabilities	113,431	–	–	(15,517)	–	5,503	**103,417**
Total equity and liabilities	981,112	5,479	241	–	2,888	–	**989,720**

33. Reconciliation of net assets and profit under UK GAAP to IFRS *(continued)*

Reconciliation of the transition of the balance sheet as at 31 December 2004 to IFRS

	UK GAAP	Total adjustments at 1 Jan 2004	Pensions accounting	Lease incentives	Goodwill amortisation and impairment	Amortisation of pipeline	Post balance sheet events – dividends	Deferred taxation	Reclassification of assets and liabilities	Reassessment of fair values	**IFRS**
Note			b	e	a&d	a	f	g	j	k	
ASSETS	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	**£000**
Non-current assets											
Property, plant and equipment	40,728	(8,367)	–	–	–	–	–	–	(1,619)		**30,742**
Goodwill	34,848	–	–	–	(188)		–	–	–	717	**35,377**
Intangible assets	–	8,367	–	–	1,437	(199)	–	–	1,619	–	**11,224**
Investments in joint ventures	1,956	–	–	–	149	–	–	–	–	–	**2,105**
Investments in associates	4,103	–	–	–	(1,647)	–	–	–	–	–	**2,456**
Other financial assets	1,217	–	–	–	–	–	–	–	–	–	**1,217**
Other receivables	2,294	–	–	–	–	–	–	–	–	–	**2,294**
Deferred tax assets	1,291	8,608	(411)	(24)	–	–	–	(1,952)	–	–	**7,512**
Total non-current assets	86,437	8,608	(411)	(24)	(249)	(199)	–	(1,952)	–	717	**92,927**
Current assets											
Trade and other receivables	75,548	–	(3,416)	–	–	–	–	–	–	688	**72,820**
Cash and cash equivalents	21,398	–	–	–	–	–	–	–	–	–	**21,398**
Total current assets	96,946	–	(3,416)	–	–	–	–	–	–	688	**94,218**
Total assets	183,383	8,608	(3,827)	(24)	(249)	(199)	–	(1,952)	–	1,405	**187,145**

33. Reconciliation of net assets and profit under UK GAAP to IFRS *(continued)*

Reconciliation of the transition of the balance sheet as at 31 December 2004 to IFRS (continued)

	UK GAAP	Total adjustments at 1 Jan 2004	Pensions accounting	Lease incentives	Goodwill amortis-ation and impairment	Amortis-ation of pipeline	Post balance sheet events – dividends	Deferred taxation	Reclassifi-cation of assets and liabilities	Reassess-ment of fair values	**IFRS**
Note			b	e	a&d	a	f	g	j	k	
EQUITY AND LIABILITIES	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	**£000**
Capital and reserves											
Issued capital	8,515	–	–	–	–	–	–	–	–	–	**8,515**
Reserves	(431,581)	–	–	–	–	–	–	–	–	–	**(431,581)**
Accumulated profits/(losses)	410,778	3,448	958	56	(249)	(199)	(7,892)	(343)	–	–	**406,557**
	(12,288)	3,448	958	56	(249)	(199)	(7,892)	(343)	–	–	**(16,509)**
Non-current liabilities											
Interest bearing loans	75,000	–	–	–	–	–	–	–	–	–	**75,000**
Deferred tax liability	–	1,609	–	–	–	–	–	(1,609)	–	–	**–**
Defined benefit scheme liabilities	–	18,266	(4,785)	–	–	–	–	–	–	–	**13,481**
Deferred income	18,896	802	–	(80)	–	–	–	–	–	–	**19,618**
Provisions	14,226	(5,503)	–	–	–	–	–	–	1,701	1,600	**12,024**
Total non-current liabilities	108,122	15,174	(4,785)	(80)	–	–	–	(1,609)	1,701	1,600	**120,123**
Current liabilities											
Short term borrowings	2,297	–	–	–	–	–	–	–	–	–	**2,297**
Trade and other payables	80,869	(15,517)	–	–	–	–	7,892	–	(3,270)	(195)	**69,779**
Provisions	–	5,503	–	–	–	–	–	–	1,569	–	**7,072**
Current tax liabilities	4,383	–	–	–	–	–	–	–		–	**4,383**
	87,549	(10,014)	–		–	–	7,892	–	(1,701)	(195)	**83,531**
Total equity and liabilities	183,383	8,608	(3,827)	(24)	(249)	(199)	–	(1,952)	–	1,405	**187,145**

Notes to the group accounts *(continued)*

33. Reconciliation of net assets and profit under UK GAAP to IFRS *(continued)*

Explanation of the reconciling items between UK GAAP and IFRS

(a) Adjustment in respect of intangible assets of business acquired on acquisition

Under IFRS 3: Business combinations, all assets and liabilities of an acquired business must be fair valued at the time of acquisition and the scope of assets extends to cover intangible assets as defined by IAS 26: Intangible assets. When estate agency businesses are acquired, there is a pipeline of business awaiting legal exchange, the value of which transfers to the acquirers. Under IAS 36, this pipeline is required to be recognised as an intangible asset. However, unlike most intangible assets, the pipeline unwinds over a short period, normally three to four months, and therefore an adjustment is made against turnover in the three month period post acquisition. In arriving at the valuation of the pipeline, an appropriate proportion of operating costs is allocated to the pipeline in order to reflect the infrastructure required to manage the pipeline through to completion. The pipeline on acquisition of Bradford & Bingley Estate Agents and Freeman Forman was £47,000 and £152,000 respectively.

The group has recognised £1,238,000 in respect of the brand value of Freeman Forman. No value has been attributed to the estate agency brands acquired with Bradford & Bingley Estate Agents because the branches' primary brand recognition was Bradford & Bingley Estate Agents, a brand which was not acquired.

(b) Pensions

Since 31 December 2003, the group's defined benefit scheme has been closed to future service accrual and consequently there was no charge to profit or loss for contributions in the period. However, under UK GAAP the group was required to amortise the pension deficit over the expected remaining lives of the members and accordingly £1,584,000 was charged for the year to 31 December 2004. These charges are reversed under IFRS.

Under IAS 19: Employee benefits, the group is required to recognise the pension scheme net asset or deficit in its own balance sheet and to charge profit or loss with the effect of movements in the scheme during the period. Since the scheme is closed to further service accrual, no movement is recorded with respect to employee benefits. However, finance costs include the interest cost, being the unwind of the discount rate, and the expected return on plan assets. At 1 January 2004 the group recognised a gross liability of £18,266,000 and a related deferred tax asset of £5,479,000. For the period to 31 December 2004 the interest charge was £2,455,000 and the expected return on assets was £1,730,000, a net charge to finance costs of £725,000. The group has elected to recognise actuarial gains and losses arising in the pension scheme directly in the Statement of Recognised Income and Expense (SORIE). In the 12 months to 31 December 2004 an actuarial gain of £510,000 plus related deferred tax charge of £153,000 were recognised in the SORIE.

(c) Share-based payments

The group has applied IFRS 2: Share-based payments, to its active share option schemes at 1 January 2004, detailed in note 4(c).

The effect of accounting for equity-settled share-based payment transactions at fair value is to increase employee benefit costs by £518,000 in the twelve months to 31 December 2004, including £3,000 relating to the discontinued operation. A prior period adjustment was made in respect of accounting periods before 1 January 2004 amounting to £966,000.

A deferred tax adjustment has been made in respect of the income tax relief that would be available should all the share options be exercised. The tax relief is based on the difference between the intrinsic value of the shares at the date of exercise and the cost of the option.

(d) Goodwill

Amortisation

Under UK GAAP goodwill is required to be amortised over its expected useful life, and that life should not be greater than 20 years. However, under IAS 36: Intangible assets, amortisation of goodwill is not permitted, instead, goodwill should be reviewed annually for any impairment.

As permitted under IFRS 1: First time adoption of IFRSs, the group has elected to adopt the net book value of the goodwill in its balance sheet at 1 January 2004 as the deemed value of goodwill for transition to IFRS. Under UK GAAP, amortisation of £1,249,000 was charged in respect of subsidiaries in the year to 31 December 2004. Further goodwill amortisation was charged in respect of joint venture and associated company goodwill amounting to £256,000 for the twelve months. Upon transition to IFRS, these charges have been reversed.

33. Reconciliation of net assets and profit under UK GAAP to IFRS *(continued)*

Impairment adjustment

Furthermore, IAS 36 specifically prohibits the reinstatement of any previously impaired goodwill and therefore the adjustment made under UK GAAP at 31 December 2004 in respect of its associated company of £1,900,000 has been reversed.

(e) Operating lease incentives

Under UK GAAP incentives received or given in respect of operating leases, eg: reverse premiums or rent free periods, are required to be amortised over the period from inception of the lease to the first break point or rent review. However, under IFRS these incentives are required to be amortised over the entire length of the lease. As a result, a credit of £80,000 has been booked in the year to 31 December 2004 respectively. A prior period adjustment of £802,000 was charged against reserves.

(f) Dividends

Under IAS 10: Events after the balance sheet date, dividends declared after the balance sheet date should not be classified as a liability at the balance sheet date as the proposed dividend does not represent a present obligation under IAS 37: Provisions, contingent liabilities and contingent assets. Under UK GAAP proposed dividends of £15,517,000 and £7,625,000 were accrued in the balance sheets as at 1 January 2004 and 31 December 2004 respectively. These entries have all been reversed.

(g) Deferred taxation

Deferred taxation adjustments have been made in respect of operating lease incentives, pension costs, share options and amortisation of the estate agency pipeline. The deferred tax assets and liabilities have also been restated to eliminate any netting off of assets and liabilities to the extent that any offsetting of liabilities is not permitted.

(h) Life Business – Discontinued

The group has taken advantage of the exemption contained within IFRS 1, from the need to restate the comparative information in respect IFRS 4, IAS 32 and IAS 39 in respect of this business. Furthermore, it is impractical to provide any information in relation to the nature of any other adjustments that would have been made.

(i) Joint ventures and associates

Under UK GAAP, the group reported its share of the profit or loss before tax of its joint venture and associated companies in the group's profit before tax and its share of any tax charge was included in the group's taxation charge. Under IFRS, the group is required to include in its profit before tax its share of the results attributable to equity shareholders, ie: after tax and minority shareholdings. Consequently, for the year to December 2004 the results of the joint venture have been reduced by £224,000 and a corresponding adjustment has been made to the group's tax charge. There was no impact on the balance sheet values.

The results of the joint venture, Rightmove plc, have been restated based on the audited financial statements prepared under IFRS. Since these financial statements were not available until February 2006, the IFRS results disclosed in the Interim Statement did not reflect the reversal of goodwill amortisation of £146,000 for the year to 31 December 2004.

(j) Reclassification of assets and liabilities

On transition to IFRS the group has reclassified its computer software as an intangible asset. This has had the effect of transferring £8,367,000 and £9,986,000 from property, plant and equipment at 1 January 2004 and 31 December 2004 respectively.

At the same time the group has taken the opportunity to reclassify certain provisions which had previously been disclosed within accruals and these have been transferred to provisions. At 1 January 2004 and 31 December 2004 £2,185,000 and £2,485,000 have been reclassified. There was no impact on profit or loss in the period.

(k) Reassessment of fair values on acquisition

As permitted by IFRS 3: Business Combinations, the fair values of an acquired business can be restated within 12 months of the acquisition. Following the acquisition of the businesses from Bradford and Bingley Group in 2004, an independent valuation of the dilapidations liable under the property leases was conducted. This resulted in an increase in the value of the provision which was offset to a large extent by a reduction of the consideration. At 31 December 2004 the balance sheet was restated as indicated.

Notes to the group accounts *(continued)*

33. Reconciliation of net assets and profit under UK GAAP to IFRS *(continued)*

(I) Cash flow statement

The only changes to the cash flow statement are presentational. The key ones include:

- Presenting a statement showing movements in cash and cash equivalents, rather than just cash.
- Classifying tax cash flows as relating to operating activities.
- Classifying dividends from joint ventures and associates as relating to investing activities.
- Classifying equity dividends as relating to financial activities.

34. Post balance sheet events

On 30 January 2006, the group sold half of its 50% holding in its associated company, TMG Holdings Limited (TMG), to Halifax Estate Agencies Limited (HEAL) for £3.2 million realising a profit on disposal of £2.7 million. At the same time, the group entered into a joint venture agreement with the other shareholders: Connells Limited, Rightmove plc and HEAL.

On 22 February 2006, Rightmove plc issued a Price Range Prospectus in which it stated that Countrywide Estate Agents (CEA), a wholly owned subsidiary of the group, together with the other founding shareholders, would be selling some of the shares it holds. It also stated that Rightmove plc would be seeking Admission to the Official List and trading on the London Stock Exchange. On 10 March 2006, it was announced that the offer price was 335 pence. CEA will be selling 5.3 million shares realising a profit of £16.5 million. Following Admission the group will own 28.5 million shares which at the offer price will be worth £95.5 million.

35. Contingent liability

In 2002, the group received £25 million in consideration of the Financial Services Division providing to Friends Provident Life and Pension Limited (FPLAP) the exclusive right to distribute only FPLAP products. Recognition of this receipt is deferred over the 15 year period of this agreement. HM Revenue & Customs (HMRC) are disputing the tax treatment of this receipt. The directors believe that the receipt has been treated correctly for tax purposes. However, in the event of HMRC succeeding in their challenge, further tax would be payable. At 31 December 2005 this would have amounted to £1.6 million and will increase by £487,500 each year over the remaining life of the agreement.

Parent company balance sheet
at 31 December 2005

	Note	2005 £000	2005 £000	Restated 2004 £000	Restated 2004 £000
Fixed assets					
Tangible fixed assets	**6**		**44**		61
Investment in subsidiaries	**7**		**627,566**		625,188
Total fixed assets			**627,610**		625,249
Current assets					
Debtors	**8**	**107,268**		101,916	
Cash at bank and in hand		**740**		11,079	
		108,008		112,995	
Creditors: amounts falling due within one year	**9**	**(162,744)**		(188,257)	
Net current liabilities			**(54,736)**		(75,262)
Total assets less current liabilities			**572,874**		549,987
Creditors: amounts falling due after more than one year	**10**		**(6,204)**		(75,000)
Provision for liabilities and charges	**11**		**(623)**		(500)
Net assets			**566,047**		474,487
Capital and reserves					
Called up share capital	**12**		**8,872**		8,515
Share premium account	**13**		**30,213**		1,711
Capital redemption reserve	**13**		**50**		50
Treasury reserve	**13**		**(6,216)**		–
Merger reserve	**13**		**176,199**		176,199
Profit and loss account	**13**		**356,929**		288,012
Equity shareholders' funds			**566,047**		474,487

Approved and authorised for issue by the Board of Directors on 13 March 2006 and signed on its behalf by:

C H Sporborg M C Nower

Notes to the parent company accounts

1. Accounting policies

(a) Basis of preparation

The accounts of the company have been prepared under the historical cost convention, and in accordance with applicable Accounting Standards in the United Kingdom.

After making reasonable enquiries, the directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. For this reason the financial statements have been prepared on a going concern basis.

(b) Fixed assets

Fixed assets are stated at cost less accumulated depreciation.

Tangible assets

Tangible assets are depreciated, on a straight line basis, to their estimated residual value as follows:

Office furniture and equipment — three to five years.

(c) Pensions

The company participates in a group wide pension scheme providing benefits based on final pensionable pay. The assets of the scheme are held separately from those of the company. The company is unable to identify its share of the underlying assets and liabilities of the scheme on a consistent and reasonable basis and therefore, as required by FRS 17 'Retirement benefits', accounts for the scheme as if it were a defined contribution scheme. As a result, the amount charged to the profit and loss account represents the contributions payable to the scheme in respect of the accounting period.

(d) Investments

All investments, excluding investments in subsidiaries and associates, are stated at their current value. Investments in subsidiaries and associates are carried at cost less any impairment.

(e) Operating leases

Operating lease rentals are charged against profit or loss as incurred.

(f) Deferred taxation

The charge for tax is based on the profit and loss account for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax assets and liabilities are recognised in accordance with FRS 19: Deferred Taxation. The company has chosen not to discount the deferred tax asset or liability, to reflect the time value of money, as permitted by FRS 19. Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except where FRS 19 requires different treatment. Deferred tax assets arising from unrelieved tax losses are only recognised to the extent that they will be relieved in the foreseeable future.

2. Prior year adjustment

The prior year adjustment relates to the implementation of FRS 21 'Events after the balance sheet date'. In accordance with FRS 21, if a final equity dividend is declared after the balance sheet date but before the financial statements are authorised for issue, the dividend is not recognised as a liability at the balance sheet date. The adoption of FRS 21 has resulted in a decrease in shareholders' funds of £25,505,000 at 1 January 2005 due to the write back of the accrued dividends receivable and the proposed dividend payable at 31 December 2004.

The company has reclassified its provision for National Insurance payable on exercise of share options as provision for liabilities and charges. Previously it had been disclosed within accruals. The effect of this reclassification has been to move £500,000 from current liabilities to provision for liabilities and charges.

3. Company profit for the financial period after tax

The company has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985. The profit after tax for the year was £78,322,000 (2004: restated loss £10,076,000).

The profit for the year includes a charge of £30,000 (2004: £21,000) in respect of the audit of the company.

4. Staff costs

	2005 £000	2004 £000
Wages and salaries	4,759	1,671
Social security costs	793	401
Pension contributions	1,823	31
	7,375	2,103

The average number of staff during the year was 64 (2004: 33).

During 2004 Countrywide plc only employed the head office staff for half the year. Prior to that, the staff were employed by Balanus Limited (formerly Countrywide Assured Group plc).

5. Dividends

	2005 £000	Restated 2004 £000
Final dividend at 4.50p per 5p share	7,625	–
Interim dividend of 1.0p (2004: 4.50p) per 5p share paid during the year	1,780	7,562
	9,405	7,562

SG Hambros Trust Company (Channel Islands) Limited, the Trustee of the Countrywide Assured Group Employee Benefit Trust has agreed to partially waive its right to a dividend and instead received a dividend of 0.000001p per share.

6. Tangible fixed assets

	Furniture and equipment £000
Cost	
At 1 January 2005	82
Additions	12
Transfers	(1)
At 31 December 2005	93
Depreciation	
At 1 January 2005	21
Charge for the year	30
Transfers	(2)
At 31 December 2005	49
Net book value	
At 31 December 2005	44
At 31 December 2004	61

Notes to the parent company accounts *(continued)*

7. Investment in group undertakings

The company owns directly or indirectly the whole of the issued and fully paid ordinary share capital of its subsidiary undertakings, all of which are incorporated in Great Britain and whose operations are conducted in the United Kingdom, except as noted below.

(a) Principal subsidiary undertakings of the group

Balanus Limited – directly held
Securemove Property Services 2005 Limited – directly held
TitleAbsolute Limited – directly held
Trade Partners Limited – directly held

Details of the subsidiaries held indirectly by the company are shown in note 15(a) to the group accounts on page 54.

A full list of the group companies will be included in the company's Annual Return.

(b) Investment in group undertakings

	£000
Cost or valuation	
At 1 January 2005	625,188
Additions	2,467
Disposals	(89)
At 31 December 2005	**627,566**

8. Debtors

	2005	Restated 2004
	£000	£000
Amounts owed by subsidiary undertakings	96,597	98,212
Taxation recoverable – group relief	1,835	875
Other debtors	7,459	1,684
Prepayments	795	1,123
Deferred tax	582	22
	107,268	101,916

Included in the amounts owed by subsidiary undertakings is £14,400,000 which is due after one year.

9. Creditors: amounts falling due within one year

	2005	Restated 2004
	£000	£000
Trade creditors	365	1,134
Amounts owed to subsidiary undertakings	157,595	182,542
Taxation and social security	357	464
Accruals and other creditors	4,427	4,117
	162,744	188,257

10. Creditors: amounts falling due after one year

	2005 £000	2004 £000
Term loan	**5,000**	75,000
Deferred consideration	**1,204**	–
	6,204	75,000

The term loan represents amounts drawn down against a £55 million (2004: £100 million) unsecured LIBOR facility.

11. Provision for liabilities and charges

	Restated National Insurance payable on exercise of share options £000
At 1 January 2005	500
Utilised	(165)
Charged to profit or loss	288
At 31 December 2005	623

12. Called up share capital

	Number	£000
Authorised share capital		
Ordinary shares of 5p each		
At 1 January and 31 December 2005	**251,000,000**	**12,550**
Allotted and fully paid ordinary shares of 5p each		
At 1 January 2005	170,287,515	8,515
Placement of shares	8,456,416	423
Exercise of share options	374,460	18
Purchase of Treasury shares	(1,686,652)	(84)
At 31 December 2005	**177,431,739**	**8,872**

	2005 Number	2004 Number
Treasury shares held	**1,686,652**	–
Shares held by the ESOP	**645,693**	844,840

13. Reconciliation of movements in shareholders' funds

	Share capital £000	Share premium £000	Capital redemption £000	Treasury share reserve £000	Merger reserve £000	Profit & loss account £000	**2005 Total Shareholders' funds £000**	Restated 2004 Total Shareholders' funds £000
Balance at 1 January 2005 as previously stated	8,515	1,711	50	–	176,199	313,517	**499,992**	–
Prior year adjustment								
– dividends paid post balance sheet date	–	–	–	–	–	7,625	**7,625**	–
– dividends received post balance sheet date	–	–	–	–	–	(33,130)	**(33,130)**	–
Balance at 1 January 2005 as restated	8,515	1,711	50	–	176,199	288,012	**474,487**	–
Issue of preference shares	–	–	–	–	–	–	**–**	50
Issue of share capital under a scheme of arrangement	–	–	–	–	–	–	**–**	582,207
Redemption of preference shares	–	–	–	–	–	–	**–**	(50)
Demerger of Chesnara	–	–	–	–	–	–	**–**	(91,752)
Share issue costs	–	–	–	–	–	–	**–**	(100)
Placement of shares	423	28,059	–	–	–	–	**28,482**	1,770
Exercise of share options	18	443	–	–	–	–	**461**	–
Purchase of treasury shares	(84)	–	–	(6,216)	–	–	**(6,300)**	–
Profit/(loss) for the period	–	–	–	–	–	78,322	**78,322**	(10,076)
Dividends paid	–	–	–	–	–	(9,405)	**(9,405)**	(7,562)
At 31 December 2005	8,872	30,213	50	(6,216)	176,199	356,929	**566,047**	474,487

14. Operating lease commitments

	2005	2004
	£000	£000
Other operating leases with commitments expiring:		
– within one year	**8**	11
– between two and five years inclusive	**304**	21
	312	32

15. Pensions arrangements

The company offers membership of the Countrywide plc Pension Scheme to eligible employees. The Scheme has two sections of membership, defined benefit and defined contribution. The defined benefit section is closed to new entrants and from 31 December 2003 also to future service accrual.

Particulars of the actuarial valuation of the group pension scheme are disclosed in note 4(d) to the group accounts of Countrywide plc on pages 45 to 47.

Since the company is a member of a pension scheme providing benefits based on final pensionable pay and is unable to identify its share of the scheme assets and liabilities on a consistent and reasonable basis, as permitted by FRS 17 'Retirement Benefits', the scheme has been accounted for in these financial statements as if the scheme was a defined contribution scheme.

The latest full actuarial valuation was carried out at 1 April 2003 and was updated for FRS 17 purposes to 31 December 2005 by a qualified independent actuary. The valuation indicates a deficit of £15,514,000 at 31 December 2005. The group has a funding programme to recover the deficit over the next ten years. A single contribution of £1.4 million was made in 2005 by the company on behalf of the group (2004: £5.0 million paid by Balanus Limited).

The pension cost charged for the company's defined contributions pension arrangements represents contributions payable by the company and amounted to £423,000 (2004: £31,000).

16. Related party transactions

The company has taken advantage of the exemption under FRS 8 where disclosure is not required of transactions with subsidiary undertakings 90% or more of whose voting rights are controlled within the group and where the company's own financial statements are presented together with its consolidated financial statements.

Five year record

	2005	2004	2003	2002	2001
	IFRS	IFRS	UK GAAP	UK GAAP	UK GAAP
	£000	£000	£000	£000	£000
Turnover					
Estate Agency	**316,489**	281,181	253,585	242,656	197,003
Financial Services	**74,473**	63,966	72,911	59,043	49,681
Surveying & Valuation	**118,075**	106,736	108,040	101,816	93,061
Conveyancing	**19,127**	22,303	20,167	18,668	15,180
Central costs	**–**	–	276	–	–
Turnover – continuing businesses	**528,164**	474,186	454,979	422,183	354,925
Discontinued business	**–**	59,350	146,584	233,082	186,780
	528,164	533,536	601,563	655,265	541,705
Operating profit					
Estate Agency	**14,089**	26,677	34,474	40,228	18,981
Financial Services	**11,713**	8,311	21,894	10,561	3,909
Surveying & Valuation	**18,722**	27,005	31,866	28,743	24,566
Conveyancing	**(7,657)**	(4,114)	(2,378)	1,834	1,343
Unallocated costs – normal	**(4,926)**	(5,238)	(5,466)	(5,551)	(4,222)
Exceptional items – group restructuring	**–**	(9,424)	–	–	–
– write off of computer software and associated contracts	**(5,540)**	–	–	–	–
– profit/(loss) on disposal of properties	**4,982**	(1,909)	(2,750)	–	–
Operating profit – continuing businesses	**31,383**	41,308	77,640	75,815	44,577
Share of profits/(losses) from joint venture	**944**	522	160	(242)	(1,811)
Share of profits/(losses) from associates	**70**	(287)	(2,735)	(4,436)	(1,264)
Profit on disposal of associated company	**2,621**	–	–	–	–
Net interest (payable)/receivable	**(3,351)**	(1,517)	760	1,289	196
Profit before tax	**31,667**	40,026	75,825	72,426	41,698
Taxation	**(4,468)**	(13,989)	(25,582)	(23,382)	(12,952)
Profit after tax continuing business	**27,199**	26,037	50,243	49,044	28,746
Profit/(loss) after tax discontinued business	**–**	1,419	(1,187)	8,137	12,463
Profit after tax	**27,199**	27,456	49,056	57,181	41,209
Earnings per share (pence)	**15.45**	16.45	28.80	31.78	22.98

Group balance sheet

	2005	2004	2003	2002	2001
	IFRS	IFRS	IFRS	UK GAAP	UK GAAP
	£000	£000	£000	£000	£000
Property, plant and equipment	**22,397**	30,742	28,285	31,915	18,907
Goodwill	**37,737**	35,377	16,745	18,832	7,099
Other intangible assets	**6,164**	11,224	8,367	–	–
Other financial assets	**1,225**	1,217	60,508	65,866	52,546
Investment in joint venture	**2,049**	2,105	1,163	1,003	793
Investment in associates	**1,689**	2,456	2,748	4,920	9,348
Deferred tax assets	**11,479**	7,512	8,608	–	–
Other receivables	**1,401**	2,294	–	–	–
Policyholder assets to cover linked liabilities	**–**	–	472,413	395,830	434,384
Policyholder other investments	**–**	–	234,133	242,210	237,927
Deferred acquisition costs	**–**	–	11,603	28,500	18,977
Policyholder other net current assets	**–**	–	16,134	33,927	30,343
Total non-current assets	**84,141**	92,927	860,707	823,003	810,324
Trade and other receivables	**78,006**	72,820	63,977	53,290	43,123
Cash and cash equivalents	**6,987**	21,398	65,036	32,386	30,187
Total assets	**169,134**	187,145	989,720	908,679	883,634
Short-term borrowings	**–**	(2,297)	(18,315)	(877)	(1,197)
Other current liabilities	**(97,483)**	(81,234)	(85,102)	(106,396)	(69,308)
Total current liabilities	**(97,483)**	(83,531)	(103,417)	(107,273)	(70,505)
Policyholder technical provisions for linked liabilities	**–**	–	(471,626)	(393,613)	(435,009)
Policyholder long-term business provision	**–**	–	(234,188)	(263,804)	(230,813)
Non-current borrowings	**(5,000)**	(75,000)	–	–	–
Other non-current liabilities	**(43,228)**	(45,123)	(36,883)	(29,835)	(19,388)
Total non-current liabilities	**(48,228)**	(120,123)	(742,697)	(687,252)	(685,210)
Net assets/(liabilities)	**23,423**	(16,509)	143,606	114,154	127,919

Five year record *(continued)*

Group cash flow

	2005	2004	2003	2002	2001
	IFRS	IFRS	UK GAAP	UK GAAP	UK GAAP
	£000	£000	£000	£000	£000
Cash flows from operating activities					
Cash generated from operations	**45,021**	74,015	85,226	97,673	57,635
Interest paid	**(5,800)**	(2,479)	(181)	–	–
Tax paid	**(5,069)**	(22,020)	(24,828)	(15,059)	(3,694)
Net cash from operating activities	**34,152**	49,516	60,217	82,614	53,941
Cash flows from investing activities					
Acquisition of subsidiaries, net of cash acquired	**(1,008)**	(48,479)	(563)	(15,961)	(9,171)
Purchase of investments	**(10)**	(11)	(5,224)	(7,678)	(14,937)
Demerger of subsidiary	**–**	(1,043)	–	–	–
Costs of group restructuring	**–**	(10,550)	–	–	–
Net portfolio – Life business shareholder investments	**–**	(8,337)	5,151	(6,219)	1,297
Purchase of property, plant and equipment	**(5,510)**	(10,526)	(13,783)	(13,274)	(5,906)
Purchase of intangible assets	**(1,407)**	(4,059)	–	–	–
Proceeds of sale of property, plant and equipment	**11,021**	22,730	1,339	1,554	2,324
Proceeds from part disposal of associated undertakings	**3,412**	–	–	–	–
Proceeds from disposal of intangible assets	**–**	–	–	24,339	–
Dividend received	**1,537**	–	–	–	–
Interest received	**2,193**	2,180	807	1,289	196
Net cash generated from/(used in) investing activities	**10,228**	(58,095)	(12,273)	(15,950)	(26,197)
Cash flows from financing activities					
Proceeds from issue of share capital	**28,943**	12,749	2,027	1,377	244
Proceeds from disposal of own shares	**268**	1,742	–	–	–
Proceeds from term loan	**–**	75,000	1,100	5,900	8,600
Repayment of term loan	**(70,000)**	(15,600)	–	–	–
Return of capital on group restructuring	**–**	(85,004)	–	–	–
Buyback of shares	**(6,300)**	–	–	(51,711)	–
Dividend paid	**(9,405)**	(23,528)	(20,259)	(19,711)	(17,024)
Net cash used in financing activities	**(56,494)**	(34,641)	(17,132)	(64,145)	(8,180)
Net (decrease)/increase in cash and cash equivalents	**(12,114)**	(43,220)	30,812	2,519	19,564
Cash and cash equivalents at 1 January (net of any bank overdrafts)	**19,101**	62,321	31,509	28,990	9,426
Cash and cash equivalents at 31 December (net of any bank overdrafts)	**6,987**	19,101	62,321	31,509	28,990

Operating statistics

	2005	2004	2003	2002	2001
Number of house sales exchanged	**85,106**	80,650	81,633	93,442	86,069
Average house price	**£179,294**	£173,200	£149,755	£132,700	£110,700
Average commission rate	**1.66%**	1.69%	1.76%	1.74%	1.80%
Number of branches (excluding franchises)	**1,064**	1,117	804	808	708
Total number of mortgages arranged	**48,432**	48,769	52,763	48,982	42,395
Number of panel mortgages arranged	**41,151**	45,482	50,773	46,586	42,001
Number of life assurance policies arranged by sales force	**33,814**	32,229	43,587	49,662	42,395
Number of surveying and valuation instructions	**639,028**	572,371	605,857	588,212	520,172
Number of conveyancing matters completed	**53,367**	33,515	35,063	34,777	32,685
Average staff numbers for the year	**10,737**	9,600	8,797	8,816	7,775

Countrywide plc
Notice of annual general meeting

Notice is hereby given that the Annual General Meeting of the company will be held at the offices of Panmure Gordon, Moorgate Hall, 155 Moorgate, London EC2M 6XB on 11 May 2006 at 9.00am for the following purposes:

Ordinary Business

Resolution 1

To receive and adopt the accounts for the year ended 31 December 2005 together with the Reports of the Directors and Auditors thereon.

Resolution 2

To declare a final dividend.

Resolution 3

To approve the Directors' Remuneration Report set out in the Annual Report.

Resolutions 4 to 5

To re-elect the following directors who retire by rotation:

4 Mr H D Hill

5 Mr A J Brown

Resolution 6

That BDO Stoy Hayward LLP be and are hereby re-appointed as Auditors of the company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the accounts are laid before the company at a remuneration to be fixed by the directors.

Resolution 7

That the directors be and are hereby generally and unconditionally authorised, pursuant to Section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the company to allot relevant securities (as defined in Section 80 of the Act) provided that:

(i) nominal value of relevant securities allotted pursuant to this authority shall not exceed £2,957,195;

(ii) this authority shall expire on the date of the Annual General Meeting to be held in 2007 or fifteen months after the passing of this resolution whichever occurs first; and

(iii) the company may make an offer or agreement before the expiry of this authority which would or might require relevant securities to be allotted after this authority has expired and the directors may allot relevant securities in pursuance of any such offer or agreement as if this authority has not expired.

To consider and, if thought fit, pass Resolutions 8 and 9 as Special Resolutions.

Resolution 8

That the directors be and they are hereby empowered, pursuant to Section 95 of the Companies Act 1985 (the "Act"), to allot equity securities (as defined in Section 94 of the Act) pursuant to the authority contained in the foregoing Resolution numbered 7 as if Section 89(1) of the Act did not apply to such allotment, save that this power shall be limited to:

(i) the allotment of equity securities in connection with a rights issue or other pre-emptive offer in favour of Ordinary Shareholders where the equity securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares held by them subject to such exclusions or arrangements as the Directors may deem necessary or desirable to deal with fractional entitlements otherwise arising or legal or practical problems under the laws of regulations or any regulatory authority in any territory;

(ii) the allotment of equity securities pursuant to the terms of any share scheme for employees approved by the members in General Meetings; and

(iii) the allotment of equity securities for cash (otherwise than as mentioned in sub-paragraphs (i) and (ii) above) provided that the maximum nominal value of equity securities allotted does not exceed £443,579 representing approximately 5 per cent. of the issued share capital of the company; and shall expire on the date of the Annual General Meeting of the company to be held in 2007 or fifteen months after the passing of this resolution whichever occurs first except to the extent that the same in renewed or extended prior to or at such Meeting save that the company may make an offer or agreement before the expiry of this power which would or might require securities to be allotted after it has expired and the directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired.

Resolution 9

That the company be and is hereby authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of 5p each in the capital of the Company provided that:

(i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 17,743,173;

(ii) the minimum price which may be paid for such Ordinary Shares is 5p per share;

(iii) the maximum price (exclusive of expenses) which may be paid for such Ordinary Shares is not more than 5 per cent. above the average of the middle market quotations for the Ordinary Shares derived from the Daily Official List of the London Stock Exchange for the five business days before the purchase is made;

(iv) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

(v) the company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.

Special Business

Resolution 10

That the directors be and are hereby authorised to amend the Rules of the Countrywide Sharesave Plan (the "Sharesave Plan") into the form presented to the Meeting and for the purpose of identification marked "A" and signed by the Chairman thereof or into such other forms as may be required by the Inland Revenue for the purposes of obtaining approval of the Countrywide Sharesave Plan under the provisions of section 516 and Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003 and to do all acts and things which they may consider necessary or expedient for implementing and giving effect to the same.

Resolution 11

That the directors be and are hereby authorised to amend the Rules of the Countrywide Approved Share Option Plan (the "Approved Share Option Plan") into the form presented to the Meeting and for the purpose of identification marked "B" and signed by the Chairman thereof or into such other forms as may be required by the Inland Revenue for the purposes of obtaining approval of the Countrywide Share Option Plan under the provisions of Section 521 and Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003 and to do all acts and things which they consider necessary or expedient for implementing and giving effect to the same.

Resolution 12

That the directors be and are hereby authorised to amend the Rules of the Countrywide Unapproved Share Option Plan (the "Unapproved Share Option Plan") into the form presented to the meeting, and for the purpose of identification marked "C" and signed by the Chairman thereof or into any other forms as they consider necessary or expedient for implementing and giving effect to the same.

Resolution 13

That the directors be and are hereby authorised to amend the Rules of the Countrywide Assured Group plc Savings Related Share Option Scheme (1996) (the "1996 SAYE") into the form presented to the Meeting and for the purpose of identification marked "D" and signed by the Chairman thereof or into any other forms as they consider necessary or expedient for implementing and giving effect to the same.

Resolution 14

That the directors be and are hereby authorised to amend the Rules of the Countrywide Assured Group plc Executive Share Option Scheme (1996) (the "1996 ESOS") into the form presented to the Meeting and for the purpose of identification marked "E" and signed by the Chairman thereof or into any other forms as they consider necessary or expedient for implementing and giving effect to the same.

Resolution 15

That the directors be and are hereby authorised to establish The Countrywide 2006 Performance Share Plan (the "Performance Share Plan"), a copy of the draft rules of which has been produced to the meeting and initialled by the Chairman (for the purposes of identification marked "F" only).

By Order of the Board

G R Williams
Company Secretary

13 March 2006

Notice of annual general meeting *(continued)*

Registered Office and Group Head Office

Countrywide House, Perry Way, Witham, Essex CM8 3SX

Notes

1. Any Member entitled to attend and vote at this Meeting may appoint a proxy or proxies to attend and on a poll, vote instead of him. A proxy need not be a Member of the Company. A form of proxy for this Meeting is enclosed, and if used should be lodged with the company's Registrars, Capita Registrars at The Registry, P.O. Box 25, 34 Beckenham Road, Beckenham, Kent BR3 4BR not less than 48 hours before the time appointed for the holding of the Meeting. The appointment of a proxy will not preclude a shareholder from attending and voting at the Meeting.
2. There is no directors' service contract of more than one year's duration with any director.
3. The *Register of Directors' shareholdings and transactions and copies of the directors' service* contracts will be available for inspection at the registered office of the Company during normal business hours each business day and at the place of the Annual General Meeting for at least 15 minutes prior to and during the Meeting.

Documents on display

Copies of the following documents in the forms proposed to be adopted at the Annual General Meeting, will be available for inspection at the registered office of the company and the offices of Pinsent Masons, 69 Old Broad Street, London EC2M 1NR during normal business hours each business day (Saturdays, Sundays and Bank Holidays excepted) and at the place of the Annual General Meeting for at least fifteen minutes prior to and during the meeting:

1. The Rules of Countrywide plc's Countrywide Sharesave Plan.
2. The Rules of the Savings Related Share Option Scheme (1996).
3. The draft Rules of The Countrywide 2006 Performance Share Plan.
4. The Rules of Countrywide plc's Approved Share Option Plan.
5. The Rules of Countrywide plc's Unapproved Share Option Plan.
6. The Rules of Executive Share Option Scheme (1996).

General information

DIRECTORS

Directors
Christopher H Sporborg CBE (Chairman)
Harry D Hill (Managing Director)
Michael C Nower (Finance Director)
Andrew J Brown*
Peter W Mason*
Michael J Gordon*

* Independent Non-Executive

Executive Committee
Anthony H Ekins
Gerald R Fitzjohn
David B Fletcher
Terry Marris
Robert A Scarff
Christopher P Shaw
J Alan Snowball
John Williams

Secretary
Gareth R Williams

ADVISERS

Bankers
Fortis Bank SA NV
HSBC Bank plc
Lloyds TSB Bank plc
Royal Bank of Scotland plc

Stockbrokers
Panmure Gordon Limited
Hoare Govett Limited

Solicitors
Ashurst
Pinsent Masons
Watson Burton LLP

Auditors
BDO Stoy Hayward LLP

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU

GROUP COMPANIES

Residential Estate Agency Division
Abbotts
Alder King
Austin & Wyatt
Bairstow Eves
Beresford Adams
Bridgfords
Carson & Company
Chappell & Matthews
Countrywide Central
Countrywide Eastern Counties
Countrywide North
Constables
Dixons
Entwistle Green
Faron Sutaria
Frank Innes
Freeman Forman
Fulfords
Gascoigne Pees
H_2O Homes Overseas Countrywide
Hetheringtons
John D Wood & Co
King & Chasemore
Land and New Homes
Mann & Co
Miller
Morris Dibben
Palmer Snell
RA Bennett & Partners
Slater Hogg Howison
Spencers
Stratton Creber
Sykes Waterhouse
Taylors
Watson Bull & Porter
Countrywide Country Houses
Countrywide Property Auctions
Countrywide Property Management
Countrywide Residential Lettings
PKL
Countrywide Franchising
Countrywide Corporate Property Services

Financial Services Division
Countrywide Estate Agents FS
Countrywide Mortgage Services
Countrywide Principal Services
Countrywide Lending Solutions
Countrywide Insurance Services
Slater Hogg Mortgages

Surveying & Valuation Division
Countrywide Surveyors
Harvey Donaldson Gibson
Palmer Snell Fulfords
Securemove Property Services

Conveyancing Division
Countrywide Property Lawyers
Remortgage Conveyancing Matters
TitleAbsolute

Joint Ventures and Associated Companies
Rightmove plc
T M G Holdings
Netsquared

GROUP HEAD OFFICE AND REGISTERED OFFICE
Countrywide House
Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520758
www.countrywideplc.co.uk

Company Number
4947152

Printed by greenaways, a member of the ormolu group. 161083

Regulatory Announcement

Go to market news section

Company	Countrywide PLC
TIDM	CWD
Headline	Transaction in Own Shares
Released	17:45 10-Apr-06
Number	3284B

RECEIVED 2006 APR 18 A 11:34 OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:3284B
Countrywide PLC
10 April 2006

DJ Countrywide PLC Transaction in Own Shares

Countrywide PLC
10 April 2006

Countrywide plc

Purchase of own shares

Countrywide plc announces that it has purchased the following number of its ordinary shares of GBP0.05 each on the London Stock Exchange via ABN AMRO Bank NV.

Date of purchase:
10 April 2006

Number of ordinary shares purchased:
125,000

Highest price paid per share :
525p

Lowest price paid per share:
524p

Volume weighted average price paid per share:
524.73

Countrywide intends to hold the purchased shares in treasury.

Following the purchases of these shares, Countrywide holds 3,088,652 ordinary shares in treasury and has 176,047,752 ordinary shares in issue (excluding treasury shares).

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Countrywide plc

107

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

10 April 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

1. We have received a notice dated 10 April 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 6 April 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 10,698,199 shares.

Of these 10,698,199 shares:

- The interest in 6,241,400 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.
- The interest in 4,456,799 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP.

They have decreased their shareholding from 10,743,889 shares in Countrywide plc reported in the morning of 10 April 2006 to 10,698,199 shares. This equates to 6.07% of the total issued share capital of 176,172,752 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1-4.4-5101GoldmanSachs-sl(ps)le10406

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

10 April 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

1. We have received a notice dated 7 April 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 5 April 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 10,743,889 shares.

Of these 10,743,889 shares:

- The interest in 6,241,400 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.
- The interest in 4,502,489 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP.

They have increased their shareholding from 10,635,737 shares in Countrywide plc reported on 30 March 2006 to 10,743,889 shares. This equates to 6.10% of the total issued share capital of 176,172,752 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

CS1-4.3-5101GoldmanSachs-sl(ps)le10406

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

30 March 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

1. We have received a notice dated 30 March 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 10 March 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 10,635,737 shares.

Of these 10,635,737 shares:

- The interest in 6,478,878 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.
- The interest in 4,156,858 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP.
- The interest in 1 share arose from the interest held by a subsidiary of GS Inc., acting as discretionary manager. We believe this share is, or will be, registered in the name of GSSN".

They have decreased their shareholding from 10,888,833 shares in Countrywide plc reported on 14 March 2006 to 10,635,737 shares. This equates to 6.03% of the total issued share capital of 176,411,405 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower

L:\PatS\Announcements\Goldman Sachs 30Mar06.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

27 March 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 24th March 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 22nd March 2006, Lehman Brothers International (Europe) had an interest in 10,552,512 ordinary shares of Countrywide plc (the "Company"). This represents 5.98% of the outstanding share capital of the Company at 176,411,405 shares".

They have decreased their holding from 10,751,160 shares reported on 21st March 2006 to 10,552,512 shares, which equates to 5.98% of the issued share capital.

~~Director~~/Company Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower

100

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

24 March 2006

Director's Share Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr. H. D. Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
24/03/06	24/03/06	H D Hill	24,000	489.75p

Following the above transaction, Mr Hill's shareholding in the Company has increased from 476,254 to 500,254 shares, representing 0.28% of the issued share capital of the Company.

~~Dire~~ctor/Company Secretary
Countrywide Assured Group plc

c.c. H.D. Hill
M.C. Nower

L:\PatS\Announcements\Harry Hill purchase of shares 24Mar06.doc

10 ẞ

RECEIVED
2006 APR 18 A 11:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Countrywide PLC
TIDM	CWD
Headline	Transaction in Own Shares
Released	18:13 07-Apr-06
Number	2509B

RNS Number:2509B
Countrywide PLC
07 April 2006

Countrywide plc

Purchase of own shares

Countrywide plc announces that it has purchased the following number of its ordinary shares of £0.05 each on the London Stock Exchange via ABN AMRO Bank NV.

Date of purchase:	7 April 2006
Number of ordinary shares purchased:	250,000
Highest price paid per share:	524p
Lowest price paid per share:	520.75p
Volume weighted average price paid per share:	522.37p

Countrywide intends to hold the purchased shares in treasury.

Following the purchases of these shares, Countrywide holds 2,963,652 of its ordinary shares in treasury and has 176,172,752 ordinary shares in issue (excluding treasury shares).

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

107

7 April 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 7 April 2006 from an official of Deutsche Bank AG, the extract of which is as follows:

"In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 176,422,752 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 7,216,820 ordinary shares of Countrywide plc, amounting to 4.09%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch".

They have increased their holding from 5,430,847 reported on 22nd March 2006 to 7,216,820, which equates to 4.09% of the issued share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

3 April 2006

Notification of Transaction by Member of the Executive Committee

Pursuant to Sections 96A and 96B of the Financial Services and Market Act 2000, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr. D.B. Fletcher, member of the Executive Committee of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares	Price Per Share
24.03.06	03.04.06	D.B. Fletcher	2,000	487.25p

Following the above transaction, Mr. Fletcher has increased his shareholding in the Company from 3,000 shares to 5,000 shares representing 0.003% of the issued share capital of the Company.

G R Williams
Company Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower

Countrywide plc

99

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

22 March 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 21 March 2006 from an official of Deutsche Bank AG, the extract of which is as follows:

"In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 176,411,405 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 5,430,847 ordinary shares of Countrywide plc, amounting to 3.08%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch".

They previously reported that they no longer had a notifiable interest on 23 September 2005. Their holding of 5,430,847 shares equates to 3.08% of the issues share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower

98

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 March 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 20th March 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 17th March 2006, Lehman Brothers International (Europe) had an interest in 10,751,160 ordinary shares of Countrywide plc (the "Company"). This represents 6.09% of the outstanding share capital of the Company at 176,411,405 shares".

They have increased their holding from 8,981,910 shares reported on 8th March 2006 to 10,751,160 shares, which equates to 6.09% of the issued share capital.

~~Director~~/Company Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower

L:\PatS\Announcements\Lehman Bros 21Mar06.doc

97

15th March 2006

Disposal of Shares in Rightmove plc

Countrywide plc ('Countrywide') confirms that it has disposed of 5.3m shares in Rightmove plc ('Rightmove'), the operator of the UK's largest residential property portal, upon its admission to trading on the London Stock Exchange's main market earlier today. The shares were acquired by registered customers of Rightmove, eligible employees of Rightmove and institutional investors. In aggregate Countrywide received £17.8m in cash which increased the Countrywide group's aggregate cash resources and realised a profit of £16.5m.

The Rightmove prospectus which was published on 22 February 2006 shows Rightmove had profit before tax of £5.536m in the year ended 31 December 2005 and at that date had gross assets of £13.055m. The executive directors of Rightmove plc are: Scott Forbes; Ed Williams; Graham Zacharias and Nick McKittrick.

Countrywide plc

96

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

RECEIVED

15 March 2006

Director's Share Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
15/03/06	15/03/06	H D Hill	11,254	486p

Following the above transaction, Mr Hill's shareholding in the Company has increased from 465,000 to 476,254 shares, representing 0.27% of the issued share capital of the Company.

~~Director~~/Company Secretary
Countrywide Assured Group plc

L:\PatS\Announcements\Harry Hill purchase of shares 15Mar06.doc

Countrywide plc

95

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

15 March 2006

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 15 March 2006 the Company purchased, through Hoare Govett ABN AMRO, 265,000 ordinary shares of 5p each at 483.88 per share. This was subsequent to the Company's announcement in its Final Report of 14 March 2006, in which the Directors stated that the Company would buyback shares up to the value of £5 million.

The purchased shares will all be held as treasury shares. Following the above final purchase, Countrywide plc now holds in total 2,713,652 treasury shares. The average price for these 1,027,000 purchased shares recently is 486.0435p per share. The total consideration for the shares purchased amounted to £4,991,667.07. The programme for this buyback up to the value of £5 million is now complete.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 176,411,405.

~~Director~~/Company Secretary
Countrywide plc

cc: H.D. Hill
M.C. Nower

L:\PatS\Announcements\Share Buyback3 15Mar06.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

15 March 2006

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 15 March 2006 the Company purchased, through Hoare Govett ABN AMRO, 250,000 ordinary shares of 5p each at 484.38p per share. This was subsequent to the Company's announcement in its Final Report of 14 March 2006, in which the Directors stated that the Company would buyback shares up to the value of £5 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 2,448,652 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 176,676,405.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

14 March 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

1. We have received a notice dated 14 March 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 10 March 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 10,888,833 shares.

Of these 10,888,833 shares:

- The interest in 6,735,170 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.
- The interest in 4,153,663 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP".

They have increased their shareholding from 10,531,696 shares in Countrywide plc reported on 17 January 2006 to 10,888,833 shares. This equates to 6.15% of the total issued share capital of 176,926,405 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

92

14 March 2006

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 14 March 2006 the Company purchased, through Panmure Gordon & Co., 512,000 ordinary shares of 5p each at 487.9756p per share. This was subsequent to the Company's announcement in its Final Report of 14 March 2006, in which the Directors stated that the Company would buyback shares up to the value of £5 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 2,198,652 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 176,926,405.

Director/Company Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower

L:\PatS\Announcements\Share Buyback2 14Mar06.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

14 March 2006

The Board of Directors of Countrywide plc refers to the announcement released this morning on 14 March 2006 in relation to the preliminary results of the Company to 31 December 2005 and would confirm that the record date, mentioned in paragraph 7 titled Dividend, should be 24 March 2006, rather than 22 March 2006.

Company Secretary/Director
Countrywide plc

Z:\Data\Userdata\shirleyr\Work - Others\SL Announcement correction to dividend paragraph.doc

90

Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	Final Results
Released	07:01 14-Mar-06
Number	PRNUK-1303

PRELIMINARY RESULTS TO 31 DECEMBER 2005

Countrywide plc, the UK's largest estate agency and residential property services group, today reports preliminary results for the twelve months ended 31 December 2005

Operating profit £31.4m (2004: £41.3m)

Profit before tax £31.7m (2004: £40.0m)

EPS 15.45p (2004: 16.45p)

Final dividend 3.00p (2004: 4.50p)

House exchanges 85,106 (2004: 80,650)

Average house price £179,300 (2004: £173,200)

Strong pipeline of sales at year end awaiting exchange of £64.3m (2004: £48.3m)

Successful integration of 2004 acquisitions from Bradford & Bingley

Life policy sales increased by 5%

Continued investment in Surveying and Valuation division in preparation for the introduction of HIPs in 2007

Strong operating cash flow results in £2m net cash at year-end (2004: borrowings £56m)

Successful flotation of Rightmove

Harry Hill to succeed Christopher Sporborg in 2007

Christopher Sporborg, Chairman, commented:

'I am pleased to report a considerable improvement over the first half of the year. In the second half, turnover increased in all divisions, whilst the estate agency business experienced a significant turnaround in profitability. The flotation of Rightmove seems likely to be an outstanding success. Having already realised a profit of £16.5 million from a business we founded in 2000 our remaining stake is currently worth £95.5 million at the Offer Price of 335 pence per share.

I am naturally pleased to be able to report that the improvement in the UK residential property market experienced in the second half of 2005 has continued into the New Year.

The net fee value of new sales arranged through our estate agency offices in the first two months of the year was 35% higher than in the same, albeit very disappointing and subdued, period last year. As a consequence, the aggregate value of fees in the hands of conveyancers awaiting exchange of contract, the pipeline, has increased from £61.7 million at the end of February 2005 to £82.3

million, a 33% uplift.

History proves that predicting the overall size of the UK housing market after only two months trading experience is a difficult process. However, the year has started well and we believe that, barring unforeseen circumstances, it will be sufficiently strong to allow Countrywide to achieve a very satisfactory result for the year.'

For further information please contact:

Christopher Sporborg, Chairman Tel: 07836 204 449

Harry Hill, Group Managing Director Tel: 01376 533 700

COUNTRYWIDE PLC

Chairman's Statement

Highlights

	2005	2004	Change
Continuing operations			
Operating profits - pre exceptional items	£31.9m	£52.6m	-39%
Operating profits	£31.4m	£41.3m	-24%
Profit before tax	£31.7m	£40.0m	-21%
Earnings per share	15.45p	16.45p	-6%
Interim dividend per share	1.00p	4.50p	-78%
Final dividend per share	3.00p	4.50p	-33%
House sales exchanged	85,106	80,650	6%
Life policies arranged	33,814	32,229	5%
Mortgages arranged	48,432	48,769	-1%
Valuations and survey instructions	639,028	572,371	12%
Total conveyances completed and panelled	53,367	33,515	59%

The results for Countrywide plc are reported under International Financial Reporting Standards (IFRS), as adopted by the European Union, for both 2005 and 2004. The results for 2005 incorporate the first full year of trading from the acquisitions made in the second half of 2004.

I am pleased to report that, for most of our businesses, trading in the second half of 2005 represented a considerable improvement over the first six months. All divisions benefited from increased turnover, and in the case of our estate agency business, a significant turnaround in profitability.

As a result, the operating profit before exceptional items for the six months to December increased to £29.9 million from £2.0 million in the first half, bringing the total for the year to £31.9 million.

It is difficult to provide meaningful comparison with the 2004 results. Results

in that year included six months' profits from our Life Company prior to its demerger; the expenses of demerger and the return of capital; and the losses made in the final quarter by the businesses we acquired in October 2004 from Bradford & Bingley Group (BBG). Such is the progress we have made in integrating these businesses into the group that it is no longer possible to separately identify their results.

The conveyancing division suffered write-offs of £5.5 million associated with the decision to abandon the computer system as we announced in September 2005.

In February 2006, we finally received judgement in the High Court action referred to in our Interim Statement last year. Unfortunately the judgement was unfavourable. Although, on the basis of legal advice, we intend to appeal, pending a successful outcome to such an appeal we have provided a further £1.3 million in respect of this claim. Offsetting these costs were profits on disposal of freehold property of £5.0 million whilst the disposal of part of our holding in TMG Holdings generated a profit of £2.6 million over its carrying value.

Cash flow also markedly improved in the second half. The very strong operating cash flow of £63.0 million achieved in the second half meant that by the year end, we had net cash of £2.0 million, compared to last year's net borrowings of £55.9 million. As outlined in the Interim Statement, we have undertaken a limited share buy-back programme of £6.3 million, substantially in lieu of the interim dividend. We bought back 1.69 million shares to be held in treasury at an average price of £3.735 per share.

Our results are largely unaffected by the change to reporting under IFRS. The details of the adjustments to last year's comparatives are given on page 17.

The profit after tax of £27.2 million for the year (2004: £27.5 million) has resulted in earnings per share of 15.45p (2004: 16.45p). The earnings per share has benefited from the low tax charge in the year. The effective tax rate for 2005 was 14.1% (2004: 35.4%). This is primarily due to capital gains of £7.6 million being sheltered by unprovided losses and the establishment of a deferred tax asset for overseas losses of £1.9 million. Adjusting for these items brings the effective tax rate to 26.6%.

Dividend

We continue to have a meaningful percentage of our shares held by funds domiciled in locations unable to receive dividends without suffering withholding tax. Accordingly, we propose to pay a final dividend of 3.0p per share, but also allocate £5.0 million to a further share buy back programme, the cost of this proposal being equivalent to a further 2.82p per share.

Developments

Although cash constraints were very tight for much of the year, we have continued to invest for the future, despite the fact that much of our investment is revenue in nature. John D Wood, which operates in the upper end of the market in London and the country, had an excellent year, assisted by an encouraging contribution from its branch in South Kensington, which only opened its doors in March 2005.

We have restructured our new homes businesses across the group around the successful former Bradford & Bingley Estate Agency new homes operation. Developers are able to take advantage of our multi-brand and branch proposition, whilst having the convenience and reassurance of dealing with one dedicated new homes team.

Our newly established emergency relocation business, branded A3, which works to assist victims of insured catastrophes, has grown rapidly since launch, and in

December, assisted some of those made homeless by the fire at the Buncefield fuel depot near Hemel Hempstead.

Countrywide Surveyors 'Enterprise' computer system has now been rolled out to 68 offices and by the end of the year was being used by 374 surveyors. Although there have been the inevitable teething problems emerging as the user base increases, these have now been overcome, and we anticipate that the roll-out to the remainder of the original Countrywide Surveyors team will be completed by the early Autumn.

Since we decided to abandon the conveyancing software which we had been developing for some time, the project to install a considerably enhanced version of our existing legacy system has made good progress. The technical infrastructure required to run the new software has been successfully installed and tested, allowing a phased rollout of the new software to commence in mid-February. This new system will be upgraded in a series of phased developments during 2006 designed to increase capacity and reduce unit costs.

The Government has announced that the start date for the introduction of Home Information Packs (HIPs) is to be 1 June 2007. We are working with Government and the various representative bodies to iron out some of the remaining uncertainties, particularly in the detailed requirements, for example as regards the Home Inspector accreditation regime. We strongly support this initiative and accordingly are throwing our resources behind it as we believe it will prove of benefit to our vendor and purchaser clients.

Rightmove plans to enter the market as a supplier of HIPs to its estate agency clients, for onward sale to vendors, through the electronic consolidation of the information which will be required by law to be included in a HIP. We have entered into a distribution agreement with Rightmove whereby our estate agency division will sell Rightmove HIPs to our clients. We have also reached agreement with Rightmove for Countrywide Surveyors and Securemove to supply surveying services for the preparation of Home Condition Reports which will be required to be included in HIPs. We also anticipate that TMG Holdings will supply those electronic Land Registry and Local Authority searches needed in the HIPs prepared by Rightmove for its customers.

On 22 February 2006, Rightmove issued a Price Range Prospectus in which it was stated that Countrywide Estate Agents together with the other founding shareholders would be selling some of the shares it holds in Rightmove. It was also stated that Rightmove would be seeking Admission to the Official List and trading on the London Stock Exchange. On 10 March 2006, it was announced that the price of the offer was 335p. Countrywide Estate Agents will be selling 5,300,000 shares on which, at the offer price, we will realise a profit of £ 16.5 million. Following Admission, we will own 28,515,375 shares which at the Offer Price will be worth £95.5 million. Countrywide Estate Agents has agreed with Rightmove and with UBS, the sponsors, that it will not dispose of any of its retained shares in the twelve months following Admission, and that in the following twelve months it will conduct any disposal of shares in such a manner so as to ensure an orderly market in the shares. Full details of the offering can be found in the Price Range Prospectus.

Following the demerger of the Life Company and after fifteen years association with KPMG as our auditors, we undertook a review of our audit requirements, and concluded that it was an appropriate time to consider a change. As announced on 23 December 2005, after a comprehensive tender process, we have appointed BDO Stoy Hayward LLP. I would like to take this opportunity to thank KPMG partners and staff for their hard work, efforts and advice.

People

In our business, we are totally reliant on the commitment and enthusiasm of our employees, on whom we depend to provide the high level of service that we

strive to achieve for our clients.

During the winter of 2004, as the UK housing market contracted quickly, we set out to reduce our costs wherever possible. In addition, it was decided to freeze basic salaries for our directors, management and sales staff at 2004 levels. Despite reduced awards for almost all employees the team have, I believe, worked incredibly hard both to successfully integrate the newly acquired businesses and produce, in difficult trading conditions, good results for clients and shareholders alike. For those efforts, I would like to warmly and sincerely thank them.

The Remuneration Committee has been giving consideration as to how best to take advantage of its position as a listed company able to offer an interest in shares to its management and employees. With this in mind, the Committee intends to ask shareholders to approve a new Performance Share Plan at the forthcoming Annual General Meeting. The intention is to offer awards to executives and employees in the senior management group. These awards will be subject to stretching criteria.

In March 2006 I will have served twenty years as Non-Executive Chairman of the group which I founded, and I have decided to stand down at the end of 2006.

The Nominations Committee has thought long and hard about my successor and has conducted a thorough external search, meeting some excellent candidates. However, the committee has concluded that the best candidate to succeed me as Non-Executive Chairman is Harry Hill, currently Group Managing Director. Harry, who also joined the group in 1986 and who has been Group Managing Director for 17 years, has indicated his desire to step down from this role at the end of 2006.

In reaching this conclusion the committee were mindful of Principle A.2.2 of the Combined Code which recommends that, other than in exceptional circumstances, the Chief Executive should not go on to become Chairman of the company. However, the committee concluded that the greatest challenge facing the company over the next few years is represented by the fundamental change to the housing market that will come about through the introduction of Home Information Packs. The Board are unanimous in their view that it is vital to retain the wealth of experience represented by Harry and other members of the senior management team at a time of such great change. The Board strongly recommends that Harry be appointed Chairman for a three year term commencing January 2007, and that shareholders support this proposal as being in the very best interests of the company. The Committee will now commence the search for Harry's replacement. In addition to a number of excellent internal candidates, consideration will also be given to other suitably experienced executives from outside the company.

Outlook

I am naturally pleased to be able to report that the gradual improvement in the UK residential property market experienced in the second half of 2005 has continued into the New Year.

The net fee value of new sales arranged through our estate agency offices in the first two months of the year was 35% higher than in the same, albeit very disappointing and subdued, period last year. As a consequence, the value of fees in the hands of conveyancers awaiting exchange of contract, the pipeline, has increased from £61.7 million at the end of February 2005 to £82.3 million, a 33% uplift. Property prices on homes exchanged during the first two months of 2006 averaged £183,435 up from £174,535 a year ago, whilst commission rates averaged 1.72%, £3,156 per transaction, as opposed to 1.61%, £2,818, at the same time last year. Great efforts have been made in the intervening period to increase commission rates across the whole group with particular emphasis given to the offices acquired in the autumn of 2004. It is therefore deeply

gratifying to see the outcome of those efforts, all of which are continuing.

Increased sales, of course, give more enquiries to our retail financial sales force, and I am pleased to be able to report that those sales opportunities are being captured in good numbers with the level of new mortgages arranged in February reaching near record levels.

2006 has seen a 17.25% year on year increase in surveying instructions to the enlarged Countrywide Surveyors business whilst conveyancing instructions to Countrywide Property Lawyers were up 19%.

We announced on 23 September 2005 the abandonment of the IT systems upgrade and related outsourced IT support services and the decision to develop an upgraded version of our existing software and to provide the IT support infrastructure in-house.

Progress on both these latter initiatives has gone well. The new IT technical infrastructure has been installed and is now fully operational. The new software has been fully tested to ensure both the functionality is effective and that it is capable of meeting our aspirations to handle volumes well in excess of current levels.

The new software was successfully launched in a phased programme during Q1 2006 and is now processing all new instructions. A programme of process improvements will ensure planned productivity and service enhancements are achieved this year.

History proves that predicting the overall size of the UK housing market after only two months trading experience is a difficult process. However, the year has started well and we believe that, barring unforeseen circumstances, it will be sufficiently strong to allow Countrywide to achieve a very satisfactory result for the year.

Christopher Sporborg

14 March 2006

COUNTRYWIDE PLC

OPERATING REVIEW

Estate Agency Division

Estate agency	2005	2004	Change
Turnover	£275.2m	£247.4m	11%
Operating profit	£9.4m	£25.0m	-62%
House exchanges	85,106	80,650	6%
Average commission	1.66%	1.69%	
Average house price	£179,294	£173,162	4%
Lettings			
Turnover	£39.5m	£30.7 m	29%
Operating profit	£5.6m	£4.0m	40%
H2O Homes Overseas Countrywide			
Turnover	£2.0m	£2.6m	-23%

Operating loss	£(1.0)m	£(2.7)m	-63%
Franchising			
Turnover	£1.2m	£1.5m	-20%
Operating profit	£0.1m	£0.4m	-75%
House exchanges	4,017	4,484	-10%
Total division			
Turnover	£317.9m	£282.2m	12%
Operating profit	£14.1m	£26.7m	-47%
Headcount (average FTE)	7,030	6,072	16%
Branches at year end group	1,064	1,117	-5%
Franchised	113	107	6%

Residential Estate Agency

Although the underlying volume of housing transactions recorded by the Land Registry in 2005 was still some way below the long-run average, market conditions in the second half of 2005 were much improved over the first half, and significantly better than the same period in 2004. Sales arranged per office were 32% higher than in the six months to December 2004. We have seen a progressive improvement throughout the second half which means that for 2005 as a whole, sales arranged per office were only 5% below the whole of 2004, when the market had been particularly active at the beginning of that year. In line with the market, the average price of the houses sold has continued to gently increase, recording a December year-on-year increase of 3.9%. These two factors have caused the value of the pipeline of sales awaiting exchange at the end of 2005 to be some 33% higher than in December 2004.

The divisional management, together with their new colleagues, have done a superb job in consolidating the 300 estate agency branches acquired from BBG into the group. Many of the neglected brands have been resuscitated and there has been enthusiastic acceptance of Countrywide's profit-focused, devolved management ethos. One of the more obvious tangible benefits of this is increased commission rates. Prior to our ownership, the business was achieving an average commission rate of 1.43%, compared to our own 1.72%. Following the introduction of our excellent training programmes and marketing, by December 2005, the average rate across the group had increased to 1.69%, and some of the acquired offices are now exceeding this rate. We have also been able to reduce costs in the acquired business. Consequently, whilst variable costs have increased in line with income and profits, fixed costs have remained well controlled. We are, however, recently seeing a modest increase in headcount recently in response to the more buoyant market conditions.

Residential Lettings

Countrywide Residential Lettings, which, following the acquisition now operates out of 120 locations throughout the UK, has had an excellent year. The business acquired from BBG was very quickly assimilated, and new structures, guidelines and processes established. The resulting improvement in productivity has led to increased profitability and we expect further growth from this operation.

Countrywide Property Management, the corporate division of Countrywide Residential Lettings, increased the number of managed service charge units by 34% in the year to a little under 24,000. Although residential property will

not now be eligible for inclusion in SIPPs, we nevertheless anticipate there will be a considerable increase in the amount of investment in commercial property using this investment medium and this division is well placed to benefit from this growth.

Franchising

The franchising business had a less successful year. The combination of fewer new openings, lower fees and the difficult market served to reduce profits. Nevertheless, the network increased slightly during the year, and there are still a number of committed signed-up franchises which will be opened when suitable premises become available.

H2O Homes Overseas Countrywide

The coastal property market in Spain is influenced by the state of the UK housing market. The prospect of falling prices in the UK eroded confidence, particularly on the Costa del Sol. In response, we have significantly reduced the operating costs of our Spanish operation, entered into collaborative arrangements, and revamped the UK structure. Client referrals in the final four months of the year were 76% higher than the same period in 2004 and if they convert into sales, the business should become profitable.

Financial Services Division

	2005	2004	Change
Turnover	£74.5m	£64.0m	16%
Operating profit	£11.7m	£8.3m	41%
Life protection policies	33,814	32,229	5%
Total mortgages arranged	48,432	48,769	-1%
Value	£5.1bn	£4.6bn	11%
Panel mortgages arranged	41,151	45,482	-10%
Value	£4.3bn	£4.4bn	-2%
General insurance polices	42,027	42,260	-1%
Conversion rate			
Mortgages	56.9%	60.5%	
Life polices	39.7%	40.0%	
Headcount (average FTE)	1,374	1,377	-

There was a material recovery in sales in this division in the second half of the year. There was a clear benefit from an increased volume of house sales, but in addition, penetration rates improved significantly right across the product range compared to the first half year (panel mortgages: 50.7% v 45.6%; life policies: 44.1% v 32.6%; general insurance policies: 52.6% v 45.6%). Total revenue increased by 24% in the second six months and, although variable costs matched this increase, operating profit was up 74%.

Prior to October 2005, the former BBG financial services business had been operated separately from the rest of the group branch based financial services sales force. The former had been achieving lower penetration rates across all financial products, which has masked the strength of the underlying improvement

across the rest of the group in enhanced conversion rates.

In July we introduced a suite of lower priced life insurance products and penetration markedly improved. The resultant increase in volumes has more than offset the lower commission rates we now receive and we are also hopeful of better persistency, both of which will improve overall profitability.

During the year we renewed our arrangements with AXA for the sale of their general insurance products to our clients. In addition to commission income, these arrangements with AXA permit us to share in profits arising in the insurance books and this year, for the first time, we have realised profit shares from the household and contents book.

Surveying and Valuation Division

	2005	2004	Change
Turnover	£118.1m	£106.8m	11%
Operating profit	£18.7m	£27.0m	-31%
Valuations and survey instructions completed	639,028	572,371	12%
Headcount (average FTE)	1,678	1,428	18%

Whilst the second half of 2005 saw some improvement in the volume of work received, the division was still operating well below capacity. Although lending volumes increased in the overall market, this was not reflected in the level of instructions received from our major clients. In addition, as a result of mortgage regulation, and consequent consolidation in the mortgage broker market, more valuation instructions are now controlled by I.F.A. networks. Spare capacity in the industry meant competition for instructions from our smaller clients became price-lead. As a result of these factors we lost market share.

Costs were kept under tight control, but, as we have previously reported to shareholders, we have been reluctant to reduce capacity whilst we anticipate increasing demand for surveyors following the introduction of Home Information Packs, now confirmed for June 2007.

The first stage of the integration of Securemove, acquired from BBG in 2004, is now complete and restructuring costs of £0.8 million were incurred. We anticipate that annual cost savings of £2.8 million will be achieved, and that further benefits will accrue following the roll-out of our `Enterprise' computer system to Securemove surveyors and clients.

Conveyancing Division

	2005	2004	Change
Turnover	£19.1m	£22.3m	-14%
Operating loss - pre exceptional loss	£7.7m	£4.1m	-88%
Exceptional loss - write off of computer software and associated contracts	£5.5m	-	
Operating loss	£13.2m	£4.1m	222%
Completions	53,367	33,515	59%
Countrywide Property Lawyers	24,089	33,515	-28%

Remortgage Conveyancing Matters	7,047	-	
TitleAbsolute	22,231	-	
Headcount (average FTE)	591	544	9%

Countrywide Property Lawyers

This business has had an extremely difficult and frustrating year. The true cost of the failures of the abandoned IT system cannot be measured easily, but in addition to the write-off of the fixed assets, there are potential penalties for termination of ancillary contracts; the wider cost of reduced capacity during the attempted transition to the now aborted system; and the burden of extra costs incurred both during the transition period and subsequently. We will be seeking full recovery from the supplier.

Since the decision was taken to abandon the system, we have made encouraging progress. The move to a recently updated version of our existing software has facilitated the phased introduction of a new system during February 2006 with a rollout planned to be completed early in the second quarter of 2006. A combination of increased instructions from the estate agency network and a reduction in the proportion of instructions panelled to third party lawyers, has gone some way to rebuild the pipeline, which at the end of December 2005 was 18% higher than at the end of 2004.

Remortgage Conveyancing Matters

In the first full year of operation, this business handled over 10,000 instructions, peaking at a monthly volume over the 2,300 level. Whilst our systems, IT infrastructure and offshore capability coped admirably with these volumes, the rate of the increase (circa 65% of new business occurred in three months) stretched the capacity of our staff resources.

These issues have now been addressed and rectified and we move into 2006 with resources and systems capable of effectively handling over 50,000 cases per annum - an annualised level which would deliver profitability.

We have retained our existing customers and secured a major new client in 2006 thus facilitating the ability to manage a controlled build up of instructions over the first six months of the year to ensure optimum service delivery.

Title Absolute

This business manages the conveyancing panel for the Countrywide Property Lawyers' instructions which are not processed in-house. In addition it offers similar panel management services to other clients including high street lenders, and the opportunity to offer conveyancing services to our estate agency clients in Scotland. During the year it processed 22,231 completed cases, of which 61% were passed across from Countrywide Property Lawyers, and achieved an operating profit of just over £1.2 million.

Joint Ventures and Associates

	2005	2004	Change
Joint Venture			
Turnover	£5.5m	£2.7m	104%
Profit after tax	£0.9m	£0.5m	80%
Associated companies			

29

Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	Additional Listing
Released	12:59 13-Mar-06
Number	PRNUK-1303

Countrywide plc (the 'Company')

Application for additional listing

An application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 370,000 Ordinary Shares of 5p each ('Shares') to be admitted to the Official List and to trading on the London Stock Exchange.

These shares are being reserved as a block listing pending the allotment of

shares to employees who exercise share options under the terms of the Countrywide Sharesave Plan.

These shares shall rank pari passu in all respects with the existing shares of

the Company in issue.

13 March 2006

For enquiries:

Countrywide plc

H D Hill: 01376 533700

END

Close

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

8 8

10 March 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985

We have received a notice dated 10 March 2006 from an official of Prudential plc, the extract of which is as follows:-

> "In reply to your request and in accordance with part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc, and certain of its subsidiary companies, have a notifiable interest in the issued share capital of your company as detailed in the attached schedule.
>
> For the purposes of s210 of the Act, the address for those companies identified in the attached schedule is Laurence Pountney Hill, London EC4R OHH".

They have increased their shareholding from 5,911,374 reported on 30 January 2006 to 6,093,917 shares which equates to 3.43% of the issued share capital.

~~Director~~/Company Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower

L:\PatS\Announcements\Prudential 10Mar06.doc

Percentage holdings are calculated using an issued share capital of 177,438,405 ORD GBPO.05 shares

Registered Holder		Holding	Percentage
Prudential plc	**Total notifiable interest**	6,093,917	3.43%
PRUCLT HSBC GIS NOM (UK) PAC AC +		5,365,842	
PRUCLT HSBC GIS NOM (UK) PPL AC +		728,075	
The Prudential Assurance Company Limited		6,093,917	3.43%
PRUCLT HSBC GIS NOM (UK) PAC AC		5,365,842	
PRUCLT HSBC GIS NOM (UK) PPL AC		728,075	

+ repeated in the columns below

Regulatory Announcement

Company	Rightmove Plc
TIDM	
Headline	Revised Price Range
Released	15:49 02-Mar-06

RNS Number:2199Z
Rightmove Plc
02 March 2006

2 March 2006

This announcement and the information contained herein is restricted and is not for publication, release or distribution in whole or in part in Australia, Canada, Japan or the United States.

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any shares referred to in this announcement except on the basis of information in the prospectus published by Rightmove plc ("Rightmove") on 22 February 2006 (the "Prospectus") and the supplementary prospectus to be published by Rightmove in due course (the "Supplementary Prospectus"), both in connection with the admission of its ordinary shares to the Official List of the Financial Services Authority and to trading on the main market for listed securities of London Stock Exchange plc. Copies of the Prospectus are available, and copies of the Supplementary Prospectus will, following publication, be available, from the registered office of Rightmove at Grafton Court, Snowdon Drive, Winterhill, Milton Keynes MK6 1AJ and at the offices of UBS Limited at 1 Finsbury Avenue, London EC2M 2PP.

Rightmove plc
Initial Public Offering

Revised Indicative Offer Price Range of 275p - 335p

Following its announcements on 15 and 22 February 2006 and the publication of its prospectus ("Prospectus") on 22 February 2006, Rightmove plc ("Rightmove" or the "Company"), owner of the UK's leading residential property website, today announces that the price range for the sale of its existing shares to registered customers, eligible employees and institutional investors (the "Offer") is to be revised from the 240p - 315p range specified in the Prospectus to 275p - 335p,* implying a market capitalisation of approximately £349 million - £425 million. The price range for the Offer has been revised on the basis of indications of interest in acquiring ordinary shares which have been received to date.

A supplementary prospectus ("Supplementary Prospectus"), which will contain details of the revised price range and of consequential changes to some of the information in the Prospectus, will be published by the Company in due course. Applicants for ordinary shares under the Customer Offer and the Employee Offer will have a period of two business days from the date of publication of the Supplementary Prospectus to withdraw their applications. All persons entitled to apply for ordinary shares under the Customer Offer and the Employee Offer will receive a copy of the Supplementary Prospectus, together with instructions on how to effect a withdrawal of their applications, in due course.

If applicants under the Customer Offer or the Employee Offer are interested in withdrawing their applications for ordinary shares they should be ready to give their withdrawal notice shortly after receipt of the relevant withdrawal materials in view of the short withdrawal period that will be available.

It is not expected that the publication of the Supplementary Prospectus nor the availability of withdrawal rights will affect the timetable for the Offer. Although the timetable for the Offer remains indicative and subject to change, the latest time and date for receipt of applications under the Customer Offer and the Employee Offer remains 12 noon on 6 March 2006, and announcement of the Offer Price and the notification of allocation of ordinary shares under the Customer Offer and the Employee Offer is still expected to be made on 10 March 2006.

* The revised range is indicative only and may change during the course of the Offer. The price which is ultimately set for the sale of ordinary shares pursuant to the Offer may be within, above or below the price range.

For further information please contact:

Rightmove
For Scott Forbes, Executive Chairman, and
Ed Williams, Managing Director, please contact
Maud Rousseau 020 7318 9095

UBS Investment Bank
Christopher Smith / Benjamin Robertson 020 7567 8000

Maitland
Neil Bennett / Brian Hudspith 020 7379 5151

Notes to Editors

About Rightmove

Rightmove operates in the UK residential property industry, connecting people to properties. The Company's principal business is the website www.rightmove.co.uk where its customers - estate agents, rental agents and new home developers - pay fees to have their properties displayed on the website, which provides home hunters with property details to search. The Rightmove.co.uk business competes in the market for classified property advertising. This market includes print advertising, internet sites of individual estate agents and new home developers, and other property portals.

-o0o-

The contents of this announcement, which have been prepared by and are the sole responsibility of Rightmove, have been approved by UBS Limited solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

UBS Limited ("UBS" or "UBS Investment Bank") is acting exclusively for Rightmove and Countrywide Estate Agents, Halifax Estate Agencies Limited, RSA E-Holdings Limited and Connells Limited (the "Selling Shareholders") and no-one else in connection with the Offer and will not be responsible to anyone other than Rightmove and the Selling Shareholders for providing the protections afforded to the clients of UBS, nor for providing advice in relation to the Offer, the

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

87

8 March 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 8th March 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 3rd March 2006, Lehman Brothers International (Europe) had an interest in 8,981,910 ordinary shares of Countrywide plc (the "Company"). This represents 5.06% of the outstanding share capital of the Company at 177,436,319 shares".

They have increased their holding from 7,412,001 shares reported on 27 February 2006 to 8,981,910 shares, which equates to 5.06% of the issued share capital.

~~Director~~/Company Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower

L:\PatS\Announcements\Lehman Bros 8Mar06.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

27 February 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 24 February 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 23rd February 2006, Lehman Brothers International (Europe) had an interest in 7,412,001 ordinary shares of Countrywide plc (the "Company"). This represents 4.18% of the outstanding share capital of the Company at 177,434,369 shares".

They have increased their holding from 5,627,956 shares reported on 9 February 2006 to 7,412,001 shares, which equates to 4.18% of the issued share capital.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Lehman Bros 27 Feb06.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

84

21 February 2006

Notification of Share Interest
Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 17 February 2006 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 4,957,585 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 177,434,369 this represents 2.79% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]JL); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1)(h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have decreased their holding from 5,398,401 shares reported on 17 February 2006 to 4,957,585 shares, which equates to 2.79% of the issued share capital.

Company Secretary/Director
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Fidelity 21Feb06.doc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	**Management Company**	**Nominee/Registered Name**
53,700	FPM	State Str Bank and TR Co Ldn (S) Total
421,800	FPM	Northern Trust London
66,400	FPM	Mellon Bank Total
28,400	FPM	Clydesdale Bank plc Total
28,675	FPM	Bank of New York Europe LDN Total
241,150	FPM	Bank of New York Brussels Total
3,708,698	FIL	J P Morgan, Bournemouth Total
325,026	FIL	Brown Bros Harrimn Ltd LUX Total
83,736	FII	J P Morgan, Bournemouth Total

Total Ordinary Shares: 4,957,585

Key:

FPM = Fidelity Pension Management Investment Managers and various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

17 February 2006

Notification of Share Interest
Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 16 February 2006 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 5,398,401 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 177,434,369 this represents 3.04% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]JL); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1)(h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have decreased their holding from 8,797,188 shares reported on 10 February 2006 to 5,398,401 shares, which equates to 3.04% of the issued share capital.

Company Secretary/Director
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Fidelity 16Feb06.doc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	**Management Company**	**Nominee/Registered Name**
428,000	FPM	Northern Trust London
241,150	FPM	Bank of New York Brussels
66,400	FPM	Mellon Bank
53,700	FPM	State Str Bank and TR Co Ldn (S)
36,275	FPM	Bank of New York Europe LDN
28,400	FPM	Clydesdale Bank plc
3,981,814	FISL	J P Morgan, Bournemouth
325,026	FIL	Brown Bros Harrimn Ltd LUX
131,500	FIL	J P Morgan, Bournemouth
106,136	FII	J P Morgan, Bournemouth

Total Ordinary Shares: 5,398,401

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers and various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

10 February 2006

Notification of Share Interest
Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 9 February 2006 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 8,797,188 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 177,434,369 this represents 4.96% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]L); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1)(h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have decreased their holding from 9,511,815 shares reported on 8 February 2006 to 8,797,188 shares, which equates to 4.96% of the issued share capital.

Company Secretary/~~Director~~
Countrywide plc

c.c. M C Nower
H D Hill

P:\Legal Data\PatS\Announcements\Fidelity 10Feb06.doc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
462,600	FPM	Northern Trust London
241,150	FPM	Bank of New York Brussels
208,050	FPM	State Str Bank and TR Co Ldn (S)
78,875	FPM	Bank of New York Europe LDN
66,400	FPM	Mellon Bank
28,400	FPM	Clydesdale Bank plc
7,019,151	FISL	J P Morgan, Bournemouth
325,026	FIL	Brown Bros Harrimn Ltd LUX
136,500	FIL	J P Morgan, Bournemouth
231,036	FII	J P Morgan, Bournemouth

Total Ordinary Shares: 8,797,188

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers and various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

9 February 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 8 February 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 6th February 2006, Lehman Brothers International (Europe) had an interest in 5,627,956 ordinary shares of Countrywide plc (the "Company"). This represents 3.17% of the outstanding share capital of the Company at 177,434,369 shares".

This is the first notification we have received

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Lehman Bros 9 Feb06.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

8 February 2006

Notification of Share Interest
Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 7 February 2006 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 9,511,815 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 177,434,369 this represents 5.36% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]JL); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1) (h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have increased their holding from 7,874,304 shares reported on 23 January 2006 to 9,511,815 shares, which equates to 5.36% of the issued share capital.

Company Secretary/Director
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Fidelity 8Feb06.doc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
462,600	FPM	Northern Trust London
347,803	FPM	Bank of New York Brussels
208,050	FPM	State Str Bank and TR Co Ldn (S)
78,875	FPM	Bank of New York Europe LDN
66,400	FPM	Mellon Bank
28,400	FPM	Clydesdale Bank plc
7,623,225	FISL	J P Morgan, Bournemouth
325,026	FIL	Brown Bros Harrimn Ltd LUX
140,400	FIL	J P Morgan, Bournemouth
231,036	FII	J P Morgan, Bournemouth

Total Ordinary Shares: 9,511,815

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers and various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

Countrywide plc

79.

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

31 January 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 27 January 2006 from an official of Barclays plc, the extract of which is as follows.

"I hereby inform you that as at 26 January 2006, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.99%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed".

They have decreased their holding from 7,534,160 shares notified on 30 January 2006 to 7,078,398 shares which equates to 3.99% of the issued share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Barclays 31Jan06.doc

LEGAL ENTITY REPORT

COUNTRYWIDE **SEDOL : B00FQ06**

As at 26 January 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 7,078,398 ORD GBP0.05

Legal Entity	Holding	Percentage Held
Barclays Global Investors, N.A.	60,730	0.03
Barclays Global Investors Ltd	5,450,822	3.07
Barclays Bank Trust Company Ltd	1,467	0.00
Barclays Capital Securities Ltd	542,925	0.31
Barclays Life Assurance Co Ltd	789,302	0.44
Barclays Global Investors Japan Ltd	224,456	0.13
Gerrard Ltd	8,696	0.01
Group Holding	**7,078,398**	3.99%

REGISTERED HOLDERS REPORT

COUNTRYWIDE **SEDOL: B00FQ06**

As at 26 January 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 7,078,398 ORD GBP0.05

BARCLAYS CAPITAL NOMINEES LIMITED		-50,076
BARCLAYS CAPITAL NOMINEES LIMITED		-20,908
BARCLAYS CAPITAL NOMINEES LIMITED		528,909
BARCLAYS CAPITAL NOMINEES LIMITED		85,000
Barclays Trust Co & Others		1,467
BOISS NOMINEES LTD	4224361	102,739
CHASE NOMINEES LTD	16376	101,431
CHASE NOMINEES LTD	20947	3,235,563
CHASE NOMINEES LTD	28270	127,959
CHASE NOMINEES LTD	28270	60,988
INVESTORS BANK AND TRUST CO.		12,455
INVESTORS BANK AND TRUST CO.		4,975
JP MORGAN (BGI CUSTODY)	16331	52,990
JP MORGAN (BGI CUSTODY)	16341	226,424
JP MORGAN (BGI CUSTODY)	16341	100,162
JP MORGAN (BGI CUSTODY)	16344	80,411
JP MORGAN (BGI CUSTODY)	16345	140,368
JP MORGAN (BGI CUSTODY)	16400	1,870,532
JP MORGAN (BGI CUSTODY)	18409	140,557
JPMorgan Chase Bank		104,164
JPMorgan Chase Bank		46,458
JPMorgan Chase Bank		73,834
R C Greig Nominees Limited		5,696
R C Greig Nominees Limited a/c AK1		3,000
The Northern Trust Co		43,300
	Total	**7,078,398**

Countrywide plc

78

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

30 January 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985

We have received a notice dated 25 January 2006 from an official of Prudential plc, the extract of which is as follows:-

> "In reply to your request and in accordance with part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc, and certain of its subsidiary companies, have a notifiable interest in the issued share capital of your company as detailed in the attached schedule.
>
> For the purposes of s210 of the Act, the address for those companies identified in the attached schedule is Laurence Pountney Hill, London EC4R OHH".

They have increased their shareholding from 5,419,842 reported on 18 January 2005 to 5,911,374 shares which equates to 3.33% of the issued share capital.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Prudential 30Jan06.doc

Percentage holdings are calculated using an issued share capital of 177,434,369 ORD GBPO.05 shares

Registered Holder		Holding	Percentage
Prudential plc	**Total notifiable interest**	5,911,374	3.33%
PRUCLT HSBC GIS NOM (UK) PAC AC +		5,365,842	
PRUCLT HSBC GIS NOM (UK) PPL AC +		545,532	
The Prudential Assurance Company Limited		5,911,374	3.33%
PRUCLT HSBC GIS NOM (UK) PAC AC		5,365,842	
PRUCLT HSBC GIS NOM (UK) PPL AC		545,532	

+ repeated in the columns below

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

77.

30 January 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 26 January 2006 from an official of Barclays plc, the extract of which is as follows.

"I hereby inform you that as at 25 January 2006, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.25%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed".

They have decreased their holding from 9,573,605 shares notified on 24 January 2006 to 7,534,160 shares which equates to 4.25% of the issued share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Barclays 30Jan06.doc

REGISTERED HOLDERS REPORT

COUNTRYWIDE **SEDOL: B00FQ06**

As at 25 January 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 7,534,160 ORD GBP0.05

BARCLAYS CAPITAL NOMINEES LIMITED		-50,076
BARCLAYS CAPITAL NOMINEES LIMITED		-20,908
BARCLAYS CAPITAL NOMINEES LIMITED		528,909
BARCLAYS CAPITAL NOMINEES LIMITED		85,000
Barclays Trust Co & Others		1,467
BOISS NOMINEES LTD	4224361	102,739
CHASE NOMINEES LTD	16376	101,431
CHASE NOMINEES LTD	20947	3,664,074
CHASE NOMINEES LTD	28270	60,988
CHASE NOMINEES LTD	28270	135,007
INVESTORS BANK AND TRUST CO.		12,455
INVESTORS BANK AND TRUST CO.		4,975
JP MORGAN (BGI CUSTODY)	16331	52,990
JP MORGAN (BGI CUSTODY)	16341	238,896
JP MORGAN (BGI CUSTODY)	16341	100,162
JP MORGAN (BGI CUSTODY)	16344	80,411
JP MORGAN (BGI CUSTODY)	16345	148,099
JP MORGAN (BGI CUSTODY)	16400	1,870,532
JP MORGAN (BGI CUSTODY)	18409	140,557
JPMorgan Chase Bank		104,164
JPMorgan Chase Bank		46,458
JPMorgan Chase Bank		73,834
R C Greig Nominees Limited		5,696
R C Greig Nominees Limited a/c AK1		3,000
The Northern Trust Co		43,300
	Total	**7,534,160**

LEGAL ENTITY REPORT

COUNTRYWIDE

SEDOL : B00FQ06

As at 25 January 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 7,534,160 ORD GBP0.05

Legal Entity	Holding	Percentage Held
Barclays Capital Securities Ltd	542,925	0.31%
Gerrard Ltd	8,696	0.01%
Barclays Bank Trust Company Ltd	1,467	0.00%
Barclays Global Investors, N.A.	60,730	0.03%
Barclays Global Investors Japan Ltd	224,456	0.13%
Barclays Global Investors Ltd	5,879,333	3.31%
Barclays Life Assurance Co Ltd	816,553	0.46%
Group Holding	**7,534,160**	4.25%

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

76

RECEIVED
2006 APR 18 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 January 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 18 January 2006 from an official of Barclays plc, the extract of which is as follows.

"I hereby inform you that as at 17 January 2006, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 5.40%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed".

They have decreased their holding from 19,119,412 shares notified on 18 January 2006 to 9,573,605 shares which equates to 5.40% of the issued share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Barclays 24Jan06.doc

LEGAL ENTITY REPORT

COUNTRYWIDE

SEDOL : B00FQ06

As at 17 January 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 9,573,605 ORD GBP0.05

Legal Entity	Holding	Percentage Held
Barclays Life Assurance Co Ltd	829,584	0.47
Barclays Capital Securities Ltd	679,140	0.38
Barclays Global Investors Japan Ltd	311,383	0.18
Barclays Global Investors, N.A.	19,520	0.01
Barclays Bank Trust Company Ltd	1,467	-
Gerrard Ltd	8,696	0.01
Barclays Global Investors Ltd	7,723,815	4.34
Group Holding	**9,573,605**	**5.40**

REGISTERED HOLDERS REPORT

COUNTRYWIDE **SEDOL: B00FQ06**

As at 17 January 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 9,573,605 ORD GBP0.05

BARCLAYS CAPITAL NOMINEES LIMITED		-29,168
BARCLAYS CAPITAL NOMINEES LIMITED		85,000
BARCLAYS CAPITAL NOMINEES LIMITED		623,308
Barclays Trust Co & Others		1,467
BOISS NOMINEES LTD	4224361	102,739
CHASE NOMINEES LTD	16376	101,431
CHASE NOMINEES LTD	20947	5,508,556
CHASE NOMINEES LTD	28270	60,988
CHASE NOMINEES LTD	28270	135,007
INVESTORS BANK AND TRUST CO.		13,775
INVESTORS BANK AND TRUST CO.		5,745
JP MORGAN (BGI CUSTODY)	16331	52,990
JP MORGAN (BGI CUSTODY)	16341	100,162
JP MORGAN (BGI CUSTODY)	16341	238,896
JP MORGAN (BGI CUSTODY)	16344	85,334
JP MORGAN (BGI CUSTODY)	16345	156,207
JP MORGAN (BGI CUSTODY)	16400	1,870,532
JP MORGAN (BGI CUSTODY)	18409	140,557
JPMorgan Chase Bank		68,550
JPMorgan Chase Bank		105,492
JPMorgan Chase Bank		137,341
R C Greig Nominees Limited		5,696
R C Greig Nominees Limited a/c AK1		3,000
	Total	**9,573,605**

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

23 January 2006

Notification of Share Interest
Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 20 January 2006 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 7,874,304 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 177,434,369 this represents 4.44% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]L); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1)(h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have decreased their holding from 10,630,065 shares reported on 19 January 2006 to 7,874,304 shares, which equates to 4.44% of the issued share capital.

Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Fidelity 23Jan06.doc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
523,400	FPM	Northern Trust London
347,803	FPM	Bank of New York Brussels
250,100	FPM	State Str Bank and TR Co Ldn (S)
78,875	FPM	Bank of New York Europe LDN
70,300	FPM	Citibank London
66,400	FPM	Mellon Bank
28,400	FPM	Clydesdale Bank plc
5,825,664	FISL	J P Morgan, Bournemouth
325,026	FIL	Brown Bros Harrimn Ltd LUX
127,300	FIL	J P Morgan, Bournemouth
231,036	FII	J P Morgan, Bournemouth

Total Ordinary Shares: 7,874,304

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers and various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

19 January 2006

Notification of Share Interest
Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 18 January 2006 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 10,630,065 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 177,434,369 this represents 5.99% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]JL); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1)(h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have decreased their holding from 10,877,265 shares reported on 9 January 2006 to 10,630,065 shares, which equates to 5.99% of the issued share capital.

Company Secretary/Director
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Fidelity 19Jan06.doc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
523,400	FPM	Northern Trust London
347,803	FPM	Bank of New York Brussels
250,100	FPM	State Str Bank and TR Co Ldn (S)
78,875	FPM	Bank of New York Europe LDN
70,300	FPM	Citibank London
66,400	FPM	Mellon Bank
28,400	FPM	Clydesdale Bank plc
8,581,425	FISL	J P Morgan, Bournemouth
325,026	FIL	Brown Bros Harrimn Ltd LUX
127,300	FIL	J P Morgan, Bournemouth
231,036	FII	J P Morgan, Bournemouth

Total Ordinary Shares: 10,630,065

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers and various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

19 January 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received a notice dated 18th January 2006 from an official of Morgan Stanley Securities Limited (MSSL), the extract of which is as follows:

"This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligation imposed under Section 198 of the Companies Act 1985 (The 'Act').

We hereby notify you that on 16 January 2006 Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer hold a notifiable interest in the shares in accordance with Section 198 of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested".

They previously held 6,781,755 shares reported on 17 January 2006.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Morgan Stanley 19Jan06.doc

Countrywide plc

72

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

18 January 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 13 January 2006 from an official of Barclays plc, the extract of which is as follows.

"I hereby inform you that as at 12 January 2006, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 10.78%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed".

They have decreased their holding from 21,020,731 shares notified on 9 November 2005 to 19,119,412 shares which equates to 10.78% of the issued share capital.

~~Direct~~or/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G White

P:\Legal Data\PatS\Announcements\Barclays 18Jan06.doc

LEGAL ENTITY REPORT

COUNTRYWIDE **SEDOL : B00FQ06**

As at 12 January 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 19,119,412 ORD GBP0.05

Legal Entity	Holding	Percentage Held
Barclays Capital Securities Ltd	699,852	0.39
Barclays Global Investors Ltd	9,768,157	5.52
Barclays Global Investors Ltd	6,018,963	3.39
Barclays Global Investors, N.A.	19,520	0.01
Barclays Global Investors Japan Ltd	311,383	0.18
Barclays Bank Trust Company Ltd	1,467	-
Gerrard Ltd	24,908	0.01
Barclays Life Assurance Co. Ltd	829,584	0.47
Woolwich Unit Trust Managers Ltd	1,436,882	0.81
Gerrard Ltd	8,696	-
Group Holding	**19,119,412**	**10.78%**

REGISTERED HOLDERS REPORT

COUNTRYWIDE **SEDOL: B00FQ06**

As at 12 January 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 19,119,412 ORD GBP0.05

Registered Holder	Account Designation	Holding
BANK OF IRELAND	258227	108,445
BANK OF IRELAND	4239749	229,861
BANK OF IRELAND	427057	43,519
BANK OF NEW YORK	210405	121,240
BANK OF NEW YORK	214074	5,720
BANK OF NEW YORK	214075	811,522
BANK OF NEW YORK	221428	126,468
BANK OF NEW YORK	367748	771,199
BANK OF NEW YORK	392067	906,597
BANK OF NEW YORK	392177	78,458
BANK OF NEW YORK	768198	46,964
BARCLAYS CAPITAL NOMINEES LIMITED		644,020
BARCLAYS CAPITAL NOMINEES LIMITED		85,000
BARCLAYS CAPITAL NOMINEES LIMITED		-29,168
BARCLAYS TRUST CO. & OTHERS		1,467
BNY (OCS) NOMINEES LTD	221476	70,635
BOISS NOMINEES LTD	4224361	102,739
BT GLOBENET NOMINEES LTD	501577191	25,512
CHASE NOMINEES LTD	16376	101,431
CHASE NOMINEES LTD	16669	24,697
CHASE NOMINEES LTD	18243	22,082
CHASE NOMINEES LTD	19518	57,742
CHASE NOMINEES LTD	19519	337,495
CHASE NOMINEES LTD	19520	198,681

CHASE NOMINEES LTD	20947	7,552,898
CHASE NOMINEES LTD	25772	126,849
CHASE NOMINEES LTD	27793	10,588
CHASE NOMINEES LTD	27797	33,982
CHASE NOMINEES LTD	27800	179,890
CHASE NOMINEES LTD	28270	135,007
CHASE NOMINEES LTD	28270	60,988
CHASE NOMINEES LTD	35950	19,298
CITIBANK	6010640794	43,961
CITIBANK	6010782807	66,133
DEUTSCHE BANK LONDON	8003168	303,416
Greig Middleton Nominees Limited (GM1)		1,232
HSBC	813168	218,147
HSBC	845315	4,572
INVESTORS BANK AND TRUST CO.		5,745
INVESTORS BANK AND TRUST CO.		13,775
JP MORGAN (BGI CUSTODY)	16331	52,990
JP MORGAN (BGI CUSTODY)	16341	238,896
JP MORGAN (BGI CUSTODY)	16341	100,162
JP MORGAN (BGI CUSTODY)	16344	85,334
JP MORGAN (BGI CUSTODY)	16345	156,207
JP MORGAN (BGI CUSTODY)	16400	1,870,532
JP MORGAN (BGI CUSTODY)	16612	66,664
JP MORGAN (BGI CUSTODY)	16621	42,021
JP MORGAN (BGI CUSTODY)	16644	139,103
JP MORGAN (BGI CUSTODY)	16901	27,783
JP MORGAN (BGI CUSTODY)	18409	140,557
JP MORGAN (BGI CUSTODY)	19514	25,722
JP MORGAN (BGI CUSTODY)	28166	529,365
JP MORGAN (BGI CUSTODY)	29514	11,046
JP MORGAN (BGI CUSTODY)	39515	51,202
JP MORGAN (BGI CUSTODY)	39525	33,641
JPM FRANKFURT	27717	2,690

JPMorgan Chase Bank		137,341
JPMorgan Chase Bank		105,492
JPMorgan Chase Bank		68,550
KAS ASSOCIATES	3507261	11,391
MELLON BANK	ABGFZ872482	119,867
MELLON BANK	TGGF0003002	54,369
MIDLAND BANK (HSBC BANK PLC)	772823	334,709
NORTHERN TRUST	CVS21	256,188
NORTHERN TRUST	SCO06	56,289
NORTHERN TRUST	TNF01	52,834
NORTHERN TRUST	TRG01	17,453
NORTHERN TRUST	UKE01	13,194
NORTHERN TRUST	USF12	466,526
R C Greig Nominees Limited		18,737
R C Greig Nominees Limited		5,696
R C Greig Nominees Limited a/c AK1		2,153
R C Greig Nominees Limited a/c AK1		3,000
R C Greig Nominees Limited a/c BL1		130
R C Greig Nominees Limited GP1		2,656
STATE STREET	2RJ2	18,492
STATE STREET	JD12	81,085
STATE STREET	JFBL	50,538
TOTAL		**19,119,412**

71

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

17 January 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received a notice dated 16 January 2006 from an official of Bingham McCutchen LLP on behalf of Abrams Capital International, Ltd, Abrams Capital Partners I, LP, Abrams Capital Partners II, LP and Whitecrest Partners, LP, the extract of which is as follows.

> "This notice of disclosure of interests in the ordinary shares of the Company (the **"Ordinary Shares"**) is made pursuant to Section 198 et seq., Part VI of the Companies Act 1985, as amended (the **"Act"**) on behalf of Abrams Capital International Limited., Abrams Capital Partners I, LP, Abrams Capital Partners II, LP, Whitecrest Partners, LP., Pamet Capital Management, LLC, Abrams Capital LLC and David Abrams.
>
> Abrams Capital International, Ltd., Abrams Capital Partners I, LP, Abrams Capital Partners II, LP and Whitecrest Partners, LP have disposed of an interest in the Ordinary Shares of the Company. Following the disposals, Abrams Capital International Limited., Abrams Capital Partners I, LP, Abrams Capital Partners II, LP, Whitecrest Partners, LP., Pamet Capital Management, LLC, Abrams Capital LLC and David Abrams no longer have a notifiable interest in the Ordinary Shares of the Company".

They previously held 5,401,906 shares reported on 18 April 2005

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Bingham McCutchen.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

17 January 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

1. We have today received a notice dated 16th January 2006 from an official of Morgan Stanley Securities Limited (MSSL), the extract of which is as follows:

   "This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligation imposed under Section 198 of the Companies Act 1985 (The 'Act').

   We hereby notify you that on 12 January 2006 Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in a total holding of 8,327,936 shares being approximately 4.69% of the issued share capital of the Company.

   We have transferred from time to time 1,959,692 shares to third parties on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 1,959,692 shares is pursuant to Section 208 (5) of the Act.

   MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested".

   They previously notified that they no longer had a disposable interest in Countrywide plc shares reported on 25 February 2005. Their current shareholding of 8,327,936 shares equates to 4.69% of the total issued share capital of 177,434,369 shares.

2. We have today received a further notice also dated 16th January 2006 from an official of Morgan Stanley Securities Limited, the extract of which is as follows:

   "This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligation imposed under Section 198 of the Companies Act 1985 (The 'Act').

   We hereby notify you that on 13 January 2006 Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares that resulted in a total holding of

6,781,755 shares being approximately 3.82% of the issued share capital of the Company.

We have transferred from time to time 1,764,896 shares to third parties on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 1,764,896 shares is pursuant to Section 208 (5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested".

They have decreased their holding from 8,327,936 shares reported above to 6,781,755 shares, which equates to 3.82% of the issued share capital.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

69

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

17 January 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

1. We have received a notice dated 16th January 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 12th January 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 11,940,958 shares.

Of these 11,940,958 shares:

- The interest in 5,341,623 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

- The interest in 6,599,335 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP".

They have increased their shareholding from 10,095,547 shares in Countrywide plc reported on 28th December 2005 to 11,940,958 shares. This equates to 6.73% of the total issued share capital of 177,434,369 shares.

2. We have today received a further notice dated 17 January 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 13th January 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 10,531,696 shares.

Of these 10,531,696 shares:

- The interest in 5,341,623 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

- The interest in 5,190,073 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP".

They have decreased their shareholding from 11,904,958 shares in Countrywide plc reported above, to 10,531,696 shares. This equates to 5.94% of the total issued share capital of 177,434,369 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

68

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

13 January 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have received a notice dated 12 January 2006 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

"Pursuant to Section 198 of the Companies Act 1985 (as amended), we hereby notify you that, as a result of sales made on 12 January 2006, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, no longer hold any ordinary shares of Countrywide plc as at the date of this letter".

They previously held 9,180,357 shares reported on 6 January 2006.

Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Southeastern asset Mgmnt 13Jan06.doc

Countrywide plc

67

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

9 January 2006

Notification of Share Interest
Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 6 January 2006 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 10,877,265 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 177,432,419 this represents 6.13% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]JL); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings.

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1)(h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have increased their holding from 10,696,817 shares reported on 19 December 2005 to 10,877,265 shares, which equates to 6.13% of the issued share capital.

Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Fidelity 9Jan06.doc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
523,400	FPM	Northern Trust London
347,803	FPM	Bank of New York Brussels
250,100	FPM	State Str Bank and TR Co Ldn (s)
78,875	FPM	Bank of New York Europe LDN
70,300	FPM	Citibank London
66,400	FPM	Mellon Bank
28,400	FPM	Clydesdale Bank plc
8,950,325	FISL	J P Morgan, Bournemouth
325,026	FIL	Brown Bros Harrimn Ltd LUX
5,600	FIL	J P Morgan, Bournemouth
231,036	FII	J P Morgan, Bournemouth

Total Ordinary Shares: 10,877,265

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers and various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

Annual Information Update

Form No. 1

To: Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

By RIS

1. Name of Issuer: Countrywide plc

- Incorporated in England under the Companies Act 1985 (as amended)
- Company No. 4947152
- Registered Office: Countrywide House, 3 Perry Way, Witham, Essex CM8 3SX
  Tel: 01376 533700
  Fax: 01376 520465/01376 520758
  DX 140680 Witham 4

2. Type of Securities: Ordinary 5p shares listed on the London Stock Exchange

3. Period of update: from 1.7.2005 to 31.12.2005

4. Annual Information:

Date & place of filing (if applicable)	Date of publication	Headline	Short description of the Information	Where to find this information
		See attached 9	sheets	

5. Some of the information contained in this update may be out of date due to the passage of time.

6. Contact for queries: Address: Countrywide House
3 Perry Way
Witham, Essex CM8 3SX

Name: Shirley Law

Telephone: 01376 533700

Person making the update:

Name: Harry D Hill Signature: ....

Position: Managing Director

- delete where appropriate

Countrywide plc

Annual Information Update

Form No. 1

To: FSA

	Date and place of filing (if applicable)	Date of publication	Headline	Short description of the Information	Where to find this information
1.		8 July 2005	Holdings in company	Goldman Sachs - Purchase of 5,636,941 shares	Corporate website: **http://www.countrywideplc.co.uk** Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
2.		5 August 2005	Holdings in company	Deutsche Bank AG Notifiable interest of 6,894,540	Held in file
3.		10 August 2005	Appointment of Advisers	Rightmove.co.uk appoints adviser	Held in file
4.		11August 2005	Interim Statement	Interim Results to 30 June 2005	Corporate website: **http://www.countrywideplc.co.uk** Then link to: **"Investor Relations" "Group Results – latest year" "Press Release 11 August 2005"**
5.		12 August 2005	Notification of Directors Shareholding	Exercise of 50,000 EBT options	Corporate website: **http://www.countrywideplc.co.uk** Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
6.		16 August 2005	Committee Member's Share Dealing	J Williams - Purchase of 1,000 shares @ 340.91p	Corporate website: **http://www.countrywideplc.co.uk** Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
7.		19 August 2005	Transaction in own shares	Purchased 250,000 own shares held in treasury	Corporate website: **http://www.countrywideplc.co.uk** Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**

8.		31 August 2005	Change of Adviser	Appointment of Hoare Govett Ltd as joint Corporate Broker	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
9.		5 September 2005	Holdings in Company	Barclays Bank – purchase of 2,094,128 shares	Held in file
10.		7 September 2005	Director's Sharedealing	H D Hill - Purchase of 30,000 shares @ 344p	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
11.		8 September 2005	Committee Member's Share dealing	G R Fitzjohn - purchase of 30,000 shares @ 343p	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
12.		9 September 2005	Committee Member's Share dealing	D B Fletcher - Purchase of 3,000 shares @ 346.5p	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
13.		13 September 2005	Holdings in company	Fidelity International Ltd Sale of 6,712,177 shares	Held in file
14.		15 September 2005	Holdings in company	Deutsche Bank AG Purchase of 300,173 shares	Held in file
15.		15 September 2005	Trading Update	Statement on current trading conditions	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
16.		19 September 2005	Transaction in own shares	Purchased 25,039 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements"**

					"Press and Stock Exchange Announcements"
17.		19 September 2005	Holdings in company	Fidelity International Ltd Sale of 536,745 shares	Held in file
18.		19 September 2005	Holdings in company	Goldman Sachs - Purchase of 1,841,121 shares	Held in file
19.		21 September 2005	Committee Member's Share dealing	R A Scarff - Purchase of 2,286 shares @ 389.66p	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
20.		23 September 2005	Holdings in Company	Deutsche Bank AG No longer have an interest ins hares	Held in file
21.		23 September 2005	Countrywide plc Conveyancing System Update	Update on Countrywide Property Lawyers IT systems	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
22.		28 September 2005	Notification of Transaction by Directors/ Persons Discharging Managerial Responsibilities	Grant of SAYE options to: H D Hill M C Nower G R Fitzjohn T Marris C P Shaw J Williams R A Scarff D B Fletcher G R Williams	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
23.		30 September 2005	Transaction in own shares	Purchased 60,000 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
24.		3 October 2005	Transaction in own shares	Purchased 150,000 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**

25.		4 October 2005	Transaction in own shares	Purchased 50,000 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
26.		18 October 2005	Transaction in own shares	Purchased 125,000 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
27.		21 October 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
28.		26 October 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
29.		28 October 2005	Holdings in company	Southeastern Asset Management Inc. 33,486,337 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
30.		31 October 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
31.		1 November 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**

32.		1 November 2005	Application for block listing	Block listing 520,000 shares under SAYE (1996)	Held in file
33.		3 November 2005	Holdings in company	Southeastern Asset Management Inc. 31,503,256 shares	Corporate website: <u>**http://www.countrywideplc.co.uk**</u> Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
34.		3 November 2005	Notification of Directors Shareholding	Exercise of 122,500 options & subsequent sale of 80,389 shares (retaining 42,111) under ESOS	Corporate website: <u>**http://www.countrywideplc.co.uk**</u> Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
35.		9 November 2005	Holdings in company	Southeastern Asset Management Inc. 30,142,438 shares	Corporate website: <u>**http://www.countrywideplc.co.uk**</u> Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
36.		9 November 2005	Holdings in company	Fidelity International Ltd 16,056,164 shares	Corporate website: <u>**http://www.countrywideplc.co.uk**</u> Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
37.		9 November 2005	Holdings in company	Barclays plc 21,020,731 shares	Corporate website: <u>**http://www.countrywideplc.co.uk**</u> Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
38.		11 November 2005	Notification of transaction by Directors	Grant of 145,439 EDIS options	Corporate website: <u>**http://www.countrywideplc.co.uk**</u> Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
39.		15 November 2005	Chairman's Share dealing	C H Sporborg – sold 100,000 shares @ 378p	Corporate website: <u>**http://www.countrywideplc.co.uk**</u> Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**

40.		16 November 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
41.		16 November 2005	Holdings in company	Goldman Sachs Group Inc. 10,898,541 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
42.		17 November 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
43.		17 November 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
44.		18 November 2005	Holdings in company Holdings in Company	Southeastern Asset Management 28,374,257 shares And Pine Capital LLC No longer have an interest ins hares	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
45.		18 November 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**
46.		21 November 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations"** **"Information/Announcements"** **"Press and Stock Exchange Announcements"**

47.		23 November 2005	Transaction in own shares	Purchased 37,500 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: "Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"
48.		23 November 2005	Holdings in company	Fidelity International Ltd 14,272,388 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: "Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"
49.		23 November 2005	Transaction in own shares	Purchased 89,113 own shares held in treasury	Corporate website: http://www.countrywideplc.co.uk Then link to: "Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"
50.		24 November 2005	Holdings in company	Southeastern Asset Management 25,790,257 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: "Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"
51.		28 November 2005	Holdings in company	Southeastern Asset Management 23,540,257 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: "Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"
52.		28 November 2005	Notification of Directors Shareholding	Exercise of 148,877 EBT options	Corporate website: http://www.countrywideplc.co.uk Then link to: "Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"
53.		5 December 2005	Holdings in company	Southeastern Asset Management 16,940,257 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: "Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"

54.		8 December 2005	Holdings in company	Artisan Partners Limited Partnership 7,157,315 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
55.		9 December 2005	Holdings in company	Fidelity International Limited 11,921,817 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
56.		12 December 2005	Holdings in company	Southeastern Asset Management 15,821,757 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
57		12 December 2005	Holdings in company	Goldman Sachs Group Inc. 10,619,094 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
58		15 December 2005	Trading Statement	Update in advance of the close period for the preliminary results on 14/3/06	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
59.		19 December 2005	Holdings in company	Southeastern Asset Management 13,701,757 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
60.		19 December 2005	Holdings in company	Fidelity International Limited 10,696,817 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**

61.		21 December 2005	Holdings in company	Southeastern Asset Management 12,201,757 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
62.		21 December 2005	Holdings in company	Goldman Sachs Group Inc. 11,048,253 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
63.		22 December 2005	Change of Adviser	Change of Auditors from KPMG to Stoy Hayward LLP	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**
64.		28 December 2005	Holdings in company	Goldman Sachs Group Inc. 10,095,547 shares	Corporate website: http://www.countrywideplc.co.uk Then link to: **"Investor Relations" "Information/Announcements" "Press and Stock Exchange Announcements"**

Countrywide plc

65

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

6 January 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have received a notice dated 5 January 2006 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

"We hereby notify you that, as a result of sales made on 5 January 2006, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, have total aggregate ownership in the ordinary shares of Countrywide plc equalling 5.17% as of the date of this letter. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 177,432,419 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		3,748,421	2.11%
Mellon Nominees (UK) Ltd		2,092,000	1.18%
The Bank of New York (Nominees) Ltd		578,000	0.32%
State Street Nominees Ltd		2,761,936	1.56%
	Totals	**9,180,357**	**5.17%** "

They have decreased their holding from 12,201,757 shares reported on 21 December 2005 to 9,180,357 shares which equates to 5.17% of the issued share capital.

Company Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower

L:\PatS\Announcements\Southeastern asset Mgmnt 6Jan06.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

28 December 2005

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

We have received a notice dated 23rd December 2005 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

> "We hereby notify you that as at close of business on 21st December 2005, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 10,095,547 shares.
>
> Of these 10,095,547 shares:
>
> - The interest in 5,992,919 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.
> - The interest in 4,102,628 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP".

They have decreased their shareholding from 11,048,253 shares in Countrywide plc reported on 21st December 2005 to 10,095,547 shares. This equates to 5.69% of the total issued share capital of 177,431,739 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower

L:\PatS\Announcements\Goldman Sachs 28 Dec05.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

22 December 2005

Change of Auditors

The Board of Countrywide plc announce that KPMG Audit plc have resigned as auditors to Countrywide plc and its subsidiary companies. We are pleased to announce that, following a tender process, Stoy Hayward LLP have been appointed as KPMG's replacement with immediate effect.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Change of Auditors 22Dec05.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 December 2005

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

We have received a notice dated 20 December 2005 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

> "We hereby notify you that as at close of business on 16 December 2005, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 11,048,253 shares.
>
> Of these 11,048,253 shares:

- The interest in 7,270,654 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.
- The interest in 3,777,599 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP".

They have increased their shareholding from 10,619,094 shares in Countrywide plc reported on 12 December 2005 to 11,048,253 shares. This equates to 6.23% of the total issued share capital of 177,431,739 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Goldman Sachs 21 Dec05.doc

Countrywide plc

6 / Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 December 2005

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have received a notice dated 20 December 2005 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

"We hereby notify you that, as a result of sales made on December 19 2005, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, have total aggregate ownership in the ordinary shares of Countrywide plc equalling 6.88% as of the date of this letter. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 177,431,739 ordinary shares.

Registered Holder	Holding	Percentage
Nortrust Nominees Ltd	4,751,921	2.68%
Mellon Nominees (UK) Ltd	2,925,836	1.65%
The Bank of New York (Nominees) Ltd	1,347,000	0.76%
State Street Nominees Ltd	3,177,000	1.79%
Totals	**12,201,757**	**6.88%** "

They have decreased their holding from 13,701,757 shares reported on 19 December 2005 to 12,201,757 shares which equates to 6.88% of the issued share capital.

Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Southeastern asset Mgmnt 21Dec05.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

19 December 2005

Notification of Share Interest
Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 13 December 2005 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 10,696,817 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 177,431,739 this represents 6.03 % of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]L); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings.

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1) (h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have decreased their holding from 11,921,817 shares reported on 9 December 2005 to 10,696,817 shares, which equates to 6.03% of the issued share capital.

Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Fidelity 19Dec05.doc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
5,600	N/A	N/A
710,500	FPM	Northern Trust London
381,103	FPM	Bank of New York Brussels
250,100	FPM	State Str Bank and TR Co Ldn (s)
97,400	FPM	Mellon Bank
78,875	FPM	Bank of New York Europe LDN
70,300	FPM	Citibank London
28,400	FPM	Clydesdale Bank plc
8,319,325	FISL	J P Morgan, Bournemouth
490,126	FIL	Brown Bros Harrimn Ltd LUX
265,088	FII	J P Morgan, Bournemouth

Total Ordinary Shares: 10,696,817

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers and various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

19 December 2005

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have received a notice dated 16 December 2005 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

"We hereby notify you that, as a result of sales made on December 16 2005, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, have total aggregate ownership in the ordinary shares of Countrywide plc equalling 7.72% as of the date of this letter. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 177,431,739 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		4,751,921	2.68%
Mellon Nominees (UK) Ltd		3,345,936	1.89%
The Bank of New York (Nominees) Ltd		1,409,000	0.79%
State Street Nominees Ltd		3,285,000	1.85%
Harewood Nominees		910,000	0.51%
	Totals	**13,701,757**	**7.72%** "

They have decreased their holding from 15,821,757 shares reported on 12 December 2005 to 13,701,757 shares which equates to 7.72 % of the issued share capital.

Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Southeastern asset Mgmnt 19Dec05.doc

Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	Trading Statement
Released	07:01 15-Dec-05
Number	PRNUK-1412

Trading Statement

Countrywide is due to release its preliminary results on the 14th March 2006, and is providing this update in advance of the close period.

Estate Agency

The volume of completed home sales in 2005 is likely to be at the lowest level for 30 years. However, we are pleased to report that the gradual improvement in trading conditions that we have experienced since the very low points in the winter/early spring of 2004/2005 has continued. Although, in our experience, house prices have remained reasonably stable throughout the year, the volumes of newly arranged sales have improved and, most unusually, the fee value of sales arranged in November exceeds that experienced in October. As a consequence, the pipeline of fees attached to sales in the hands of conveyancers awaiting exchange of contract, now exceeds £76.8m (on the 30.11.05) a figure some £16.7m higher than 12 months ago when, immediately following our acquisition of an agency/surveyors business from the Bradford & Bingley plc, we had 54 more sales offices.

In the same period, commission rates across the enlarged business have increased from 1.58% to 1.69% despite intense ongoing downward pressure on fees across the whole Country - a performance about which our management team is justifiably proud.

Financial Services

Although adversely affected by a variety of factors in the early part of the year, most particularly, substantially fewer selling opportunities, high staff turnover and price resistance to our life protection products - we have seen a marked improvement during the second half of the year and during the fourth quarter were able to integrate into our selling compliance framework the majority of the consultants working in the former B&B agency offices.

Whilst productivity shortfalls between the respective sales forces continues to exist, we are confident of being able to close the gap in 2006. Lower pricing of the life products introduced in the third quarter of 2005 has also seen a substantial uplift in sales and retention in the intervening period.

Surveyors

Trading conditions have been challenging throughout the year for a number of reasons. The B&B agency/surveying acquisition has lead to over capacity in our surveying division this year, depressing the near term profitability of the business, but it positions us well for the introduction of HIPS in 2007. Reduction in the overall volume of re-mortgage business - and the market share contraction at our most valuable supplier of survey work have impacted trading.

Conveyancing

The problems to this division caused by the failure of a new computer system have been fully reported earlier. The initial stages of the replacement system have been successfully completed and tested.

HIPS & SIPPS

Following the formal confirmation of the introduction of HIPS on the 1st July 2007, we are now able to further develop our implementation and investment plans to meet the needs of this changing market.

Along with others, we were disappointed to note the Chancellor's recent decision to remove residential property from Self Administered Pension Plans in 2006. However, whilst our lettings business will not be able to benefit from this opportunity, the effects on the Group's result is not material.

Conclusion

2005 has been, for the most part, a very challenging year for Countrywide. For much of the year we have suffered from below long run average transaction volumes. At the same time, we have been integrating the largely underperforming agency/financial services and surveyors business acquired in 2004 into our core business. However, we believe that we have made enormously successful steps to merge the two businesses and are gratified to have seen a tick up in market activity as the year has progressed.

With two months' results outstanding, we are currently comfortable that the Group's year-end performance will be in line with current consensus.

Since August 2005, £6.3m has been used to buy back shares in the market and £ 1.7m to pay a 1p interim dividend. In the future, the Board intends to use both methods as appropriate to provide returns to shareholders.

Given a reasonably benign interest rate environment, and no major adverse external factors, we seem certain to enter the New Year with a strong pipeline of ongoing business, very little debt and guarded optimism for the future.

END

Close

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have any doubts about the contents of this document or what action you should take, you should immediately contact your stockbroker, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in Countrywide plc ("the Company"), please forward this document and the accompanying Form of Proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was made for transmission to the purchaser or transferee.

Countrywide plc

(incorporated and registered in England and Wales under the Companies Act, registered number 4947152)

Performance Share Plan

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520165/01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

5 April 2006

Dear Shareholder

PROPOSED NEW PERFORMANCE SHARE PLAN

You will find set out in the Notice of Annual Meeting on pages 88 and 89 of the Company's Annual Report and Accounts, an ordinary resolution (Resolution 15) seeking your approval for the adoption of a new Performance Share Plan. The purpose of this circular is to explain the proposal to introduce a new Performance Share Plan.

The proposal is being made following a review by the Company's remuneration committee ("the **Remuneration Committee**") of Countrywide's current executive share plans, which comprise traditional HMRC approved and unapproved share option plans. Since the demerger of Chesnara plc, no new share options have been granted under these plans.

The Remuneration Committee concluded that the Performance Share Plan should be introduced, and that for the most senior executives, no new grants of share options would normally be made.

Awards under the Performance Share Plan will take the form of conditional awards of free shares. It is believed that these will be more appropriate than continued grants of share options for the following reasons:

- Awards provide an immediate interest in shares. This will create a clear alignment of interest between participants and shareholders;
- Awards should prove a more effective retention tool, given the uncertainties that surround options; and
- Awards should assist the Company to better manage its dilution position and its accounting charges under IFRS 2.

The main terms of the new Performance Share Plan are summarised in the Appendix to this circular, but the key points are as follows:

- Two different forms of award can be granted. Awards subject to a stretching range of performance targets ("Executive Performance Awards") will be granted to the executive directors and most senior executives. Other participants will be granted awards that are focused on retention ("Senior Manager Performance Awards") that will vest if the threshold levels of the performance targets applicable to Executive Performance Awards are met. All awards have a three year vesting period;
- The performance targets that will apply to 2006 Executive Performance Awards will be a mix of challenging Earnings per Share ("EPS") growth targets for half of the award, and a relative Total Shareholder Return ("TSR") target for the other half of the award. The TSR target will compare the Company's TSR against the constituents of the FTSE Mid-250 Index (excluding investment trusts); and
- The Remuneration Committee will ensure that the total levels of awards will not be excessive.

The proposed Performance Share Plan is important to the Company's business and for the overriding need to attract, motivate and retain the high calibre of senior employees needed to drive the business forward. The Remuneration Committee regards the performance targets for initial Executive Performance Awards as both demanding and balanced, and has selected the targets to reward executives for both good relative performance and improving financial performance.

Use of Treasury Shares

For completeness, you should note that Resolutions 10 to 14 in the Notice of Annual General Meeting also relate to share plan matters. These resolutions propose minor changes to existing Countrywide share plans to facilitate the use of treasury shares with these plans. There is further information on these resolutions at page 27 of the Annual Report and Accounts The Performance Share Plan will also allow the use of treasury shares.

Forms of Proxy

You will find enclosed a Form of Proxy for the Annual General Meeting. It covers the resolutions to be proposed at the Meeting. Instructions for completion and return of the Form of Proxy are detailed on page 90 of the Annual Report and Accounts.

Documents Available for Inspection

A copy of the draft rules of the Countrywide 2006 Performance Share Plan and copies of the existing Countrywide share plans with the proposed amendments for treasury shares, will be available for inspection at the offices of Pinsent Masons, Dashwood House, 69 Old Broad Street, London, EC2M 1NR during normal business hours (Saturdays, Sundays and Bank Holidays excepted), from the date of this circular until the close of the Annual General Meeting and will also be available for inspection at the place of the Annual General Meeting for at least 15 minutes before and during the Annual General Meeting.

Recommendation

Your board unanimously considers that the resolution in respect of the Performance Share Plan to be proposed at the Annual General Meeting is in the best interests of the Company and its shareholders. The board recommends you to vote in favour of the resolution as the directors intend to do in respect of their own beneficial shareholdings.

Yours faithfully

C H Sporborg
Chairman

APPENDIX

Summary of the principal terms of the
Countrywide 2006 Performance Share Plan

1. GENERAL

The Countrywide 2006 Performance Share Plan ("Performance Share Plan") will enable selected employees of Countrywide and its subsidiaries to be granted awards ("Awards") in respect of ordinary shares in the capital of the Company. Awards granted under the Performance Share Plan are not transferable. They may only be exercised by persons to whom they were granted or their personal representatives. Benefits under the Performance Share Plan are not pensionable benefits.

The operation of the Performance Share Plan will be overseen by the Remuneration Committee which consists entirely of non-executive directors.

2. ELIGIBILITY

A participant must be an employee or an executive director of the Company or of any of its subsidiaries (the "Group").

The Remuneration Committee can exercise its discretion in selecting the executives and employees to whom Awards are to be made under the Performance Share Plan.

Two types of Awards may be granted under the Performance Share Plan:

(a) Executive Performance Awards — these awards will be granted to executive directors and other senior executives;

(b) Senior Manager Performance Awards — these awards will be granted to selected senior managers.

3. GRANT OF AWARDS

Awards may only be granted:

(a) in the period of six weeks beginning with the dealing day following the announcement of the Company's results for any period;

(b) in the period of six weeks following approval of the Performance Share Plan by the Company's shareholders;

(c) within 28 days of a person first joining the Group; or

(d) exceptionally, and subject to the Model Code and other relevant restrictions on dealings in shares, on any other day on which the Remuneration Committee determines that exceptional circumstances exist.

If regulatory or statutory restrictions prevent Awards from being granted in these periods, the Awards may be made after the removal of such restrictions. No Awards will be granted after 10 May 2016.

Awards under the Performance Share Plan may be granted in the form of:

(a) options to acquire shares for nil cost or for the nominal value of the shares; or

(b) contingent rights to receive shares.

Awards under the Performance Share Plan may be satisfied by new shares issued at par, shares purchased in the market by an employee's trust or by the transfer of treasury shares.

No payment will be required for the grant of an Award.

4. INDIVIDUAL LIMITS

The maximum number of shares that may be awarded to a participant in the Performance Share Plan in any financial year will be limited so that the market value of such shares on the date of grant will not exceed 200 per cent of basic salary.

5. DILUTION LIMIT

The number of new shares issued or which may be issued in respect of Awards made under the Performance Share Plan or under options or other awards made under the Company's other executive and employee share schemes in any period of 10 years will not exceed 10 per cent of the ordinary share capital of the Company in issue from time to time.

If Awards or other rights are to be satisfied by a transfer of existing shares, the percentage limits stated above will not apply.

The Company intends to comply with the guidelines of the Association of British Insurers, as amended from time to time, regarding the inclusion of any Awards satisfied by the transfer of treasury shares when calculating this dilution limit.

6. VESTING OF AWARDS AND PERFORMANCE TARGETS

Both Executive Performance Awards and Senior Manager Performance Awards granted under the Performance Share Plan will not normally vest for a period of three years beginning with the award date. In addition, Awards will only vest if and insofar as targets relating to the performance of the Company ("Performance Targets") measured over a period (the "Performance Period") have been met.

The Performance Targets that will apply to initial Awards will provide that half of the shares subject to the Award will be subject to a relative TSR Performance Target and the other half will be subject to an EPS Performance Target. These Performance Targets will apply separately to the shares to which they relate.

The Performance Period will be a period of three financial years beginning with the financial year in which the Award is granted.

Executive Performance Awards will vest on the following basis, with no subsequent retesting after the end of the Performance Period:

EPS Target (50% of Award)	**TSR Target (50% of Award)**	**Potential Reward**
Growth of Countrywide EPS in excess of inflation over the Performance Period	**TSR performance ranking of a Countrywide share compared to TSR performance of the constituents of the FTSE Mid 250 Index (excluding investment trusts) over the Performance Period**	**Percentage of total Award that will vest on achievement of the EPS Target or the TSR Target**
Less than 3% pa compound	Below Median	Nil
3% pa compound	Median	15%
Between 3% pa compound and 10% pa compound	Between Median and Upper Quartile	Between 15% and 50% on a straight line basis
10% pa compound or more	Upper Quartile	50%

Senior Manager Performance Awards will also be subject to EPS and TSR targets, but on the achievement of the threshold levels of performance shown above (median TSR ranking; EPS growth of inflation plus 3% p.a. compound) over the Performance Period, a Senior Manager Performance Award will vest in full.

For the purposes of the Performance Target, EPS will be as reported in the Group's statutory accounts, adjusted to exclude exceptional items and other items the Remuneration Committee determines appropriate to ensure a consistent basis of calculation.

The Company's TSR will be compared over the Performance Period to the TSR performance of the constituents of the FTSE Mid 250 Index (excluding investment trusts) at the beginning of that Performance Period.

The Remuneration Committee will review the continuing appropriateness of these Performance Targets in future years and in future years alternative Performance Targets may be set provided that, in the opinion of the Remuneration Committee, they remain appropriately challenging.

The Remuneration Committee can vary the Performance Targets for existing Awards to take account of technical changes, for example changes in accounting standards, or other events, provided that, in the opinion of the Remuneration Committee, the revised condition is no less challenging.

7. Cessation of Employment

If a participant leaves the Group, he may retain any vested Awards, but any unvested portion of an Award will normally lapse. However, if the reason for leaving is death, injury, disability, ill-health, redundancy, retirement, the sale of the participant's employing business or company or other circumstances at the Remuneration Committee's discretion, then the Remuneration Committee may either:

(a) allow a time-apportioned proportion of the unvested Award shares (determined having regard to that part of the Performance Period which has then elapsed) to be retained and to vest, if at all, at the end of the original period for vesting after application of the Performance Target; or

(b) allow a proportion of the unvested Award shares (determined having regard to both the extent to which the Performance Period has then elapsed and the extent to which the Performance Target is likely to be satisfied) to vest immediately.

In either case, in exceptional circumstances the Remuneration Committee may permit additional shares to vest by varying either the time-apportionment or the application of the Performance Targets as it considers appropriate.

8. Takeover, reconstruction, etc.

In the event of a takeover of the Company, Awards may vest early in respect of a proportion of any unvested Award shares, determined having regard to the extent to which the Performance Period has then elapsed and the extent to which the Performance Targets are likely to be satisfied.

Additionally, in the event of a reorganisation, reconstruction upon a change of control, amalgamation, demerger or voluntary winding-up of the Company, the Remuneration Committee may determine that a proportion of the Award shares may vest early, calculated on the same basis.

Where these rules relating to takeovers or similar events apply, in exceptional circumstances the Remuneration Committee may permit additional shares to vest by varying either the time apportionment or application of the Performance Targets if considered appropriate.

9. Rights attaching to shares

Shares allotted or transferred under the Performance Share Plan will rank alongside shares of the same class then in issue. The Company will apply to the UK Listing Authority for the listing of any newly issued shares.

10. Adjustment of Awards

For Awards made under the Performance Share Plan, if there is a rights or capitalisation issue, sub-division, consolidation, reduction or other variation of the Company's ordinary share capital, or a demerger or payment of a special dividend which would otherwise materially affect the value of an Award, the Remuneration Committee may adjust the number of shares subject to Awards.

11. Amendment of the New Plans

The directors may amend the rules of the Performance Share Plan. However, the provisions governing eligibility requirements, equity dilution, individual participation limits, the basis for determining the rights of participants to acquire shares and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of existing or new participants without the prior approval of the Company's shareholders in general meeting.

There is an exception for amendments:

(a) of a minor nature to benefit the administration of the Performance Share Plan;

(b) to take account of a change in legislation or developments in the law affecting the Performance Share Plan; or

(c) to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Performance Share Plan or for any member of the Group.

In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent.

The above summary of the principal terms of the Performance Share Plan do not form part of the rules of the Performance Share Plan and should not be taken as affecting the interpretation of its detailed terms and conditions. The Remuneration Committee reserves the right, up to the time of the forthcoming Annual General Meeting, to make such amendments and additions to the rules of the Performance Share Plan as they consider necessary or appropriate, provided that any amendment does not conflict in a material respect with the above summary.